UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                   .

Grifols, S.A.

Annual results 2016 Grifols' revenues exceed Euros 4,000 million, driven by +6.5% growth of the Bioscience Division Net profit rises by +2.5% to Euros 545.5 million Recurring sales (excluding Raw Materials and Others) rise by +4.5% (+4.6% cc1) to Euros 3,990.8 million, and net revenues total EUR 4,049.8 million, up by +2.9% (+3.1% cc) Bioscience leads sales growth by +6.5% (+6,6% cc) to Euros 3,228.3 million, consolidating an upward trend of organic growth in sales The Diagnostic Division pursues further operating efficiencies. Completed in record time the acquisition of Hologic's share of the NAT business (Nasdaq: HOLX) The Hospital Division strengthens the geographical expansion of its sales, especially in the United States EBITDA totals Euros 1,141.3 million, representing 28.2% of revenues, the EBIT margin represents 23.2% of net revenues at Euros 939.4 million More than Euros 268 million allocated to capital investments (CAPEX), including those relating to industrial assets and new plasma donor centres, which increase to 171 at the close of the year Financial management contributes to maximising the result The net debt to EBITDA ratio stands at 3.55x at December 2016 (3.45x cc). The liquidity position exceeds Euros 1,375 million The refinancing process concluded early 2017 enables the optimization of the financial structure and significantly improves all financing conditions The workforce increases by +1% to 14,900 employees Barcelona, 28 February 2017.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) closed 2016 with revenues of Euros 4,049.8 million. This represents an increase of +2.9% (+3.1% cc) compared with revenues of Euros 3,934.6 million in 2015. Recurring sales (excluding Raw Materials and Others) grew by +4.5% (+4.6% cc), with revenues of Euros 3,990.8 million. The Bioscience Division, which includes the plasma proteins business, continued to be the main driver of the company’s growth in 2016. The net revenues of this division totalled Euros 3,228.3 million, and its contribution to the group’s total revenues increased to 79.7%. The Diagnostic Division, with revenues of Euros 664.0 million, accounted for 16.4% of total revenues, while the Hospital Division, with revenues close to Euros 100 million, contributed 2.4% of total revenues. 1 cc: at constant currency rates. Free translation from the original in Spanish In the event of discrepancy, the Spanish language version will prevail Page 1 of 15

Page 2 of 15 The Raw Materials and Others Division, currently includes the company’s non-recurring revenues. EBITDA was Euros 1,141.3 million, decreasing -1.8% compared with the previous year. The EBITDA margin was 28.2% of revenues. EBIT fell by -3.2% to Euros 939.4 million, representing 23.2% of revenues. Throughout 2016, margins were affected by the significant decrease in royalties relating to the transfusion diagnostics unit compared with 2015. Also, by higher plasma costs associated with the opening of new donor centres, as well as the trend towards greater incentives to reward donors for their time. Investments for the opening of new centres continued according to the plan to reach 225 centres by 2021. At year-end, Grifols had 171 plasma donor centres in the United States, 21 more that at the beginning of 2015. In this regard, it remains a strategic priority for Grifols to ensure access to its main raw material (plasma) in order to meet the growing demand of the plasma-derived products market. Grifols maintains the objective of maximising the use of each litre of plasma and thus optimising the profitability per litre. The company also continues with its policy of rationalising operating costs, and implementing technologies that contribute to greater efficiencies. Grifols’ net profit rose by +2.5% compared with 2015, to Euros 545.5 million. This represents 13.5% of the group’s net revenues. The excellence of the financial management carried out during the year contributed decisively to the maximisation of profit. Specifically, the financial result and that generated by Grifols’ portfolio of investee companies contributed more than Euros 50 million to the results obtained in 2016 compared with the previous year. The financial expense was Euros 233.6 million, showing an improvement of 14.1%, mainly due to the termination of the interest rate derivatives and the positive impact of exchange rate variations. Grifols’ effective tax rate was 23.6%. At December 2016, Grifols’ net financial debt was Euros 4,047.1 million, including Euros 895.0 million in cash. The company has more than Euros 480 million of undrawn credit facilities. At 31 December 2016, the liquidity position was over Euros 1,375 million, taking the above-mentioned undrawn credit lines into account. The net debt to EBITDA ratio was 3.55x at December 2016, although this falls to 3.45x when the effects of exchange rate variations are excluded, compared with 3.19x reported in December 2015. The management of the indebtedness is a priority for the company. To achieve this goal, Grifols maintains high and sustainable levels of operating activity and strong cash generation, which reaches Euros 553.3 million. The group’s cash position was Euros 895.0 million, after dividend payments of Euros 216.2 million, payments related to the acquisition of equity stakes in different companies for a total of Euros 202.7 million, payments relating to capital investments (CAPEX) totalling Euros 268.3 million, R&D (Euros 219.9 million), and debt service payments. Additionally, the company has over Euros 480 million of undrawn credit facilities. The solid results and positive cash flow performance strengthened the balance sheet in 2016. At December 2016, total consolidated assets were Euros 10,129.8 million, a significant increase compared with Euros 9,601.7 million at December 2015.

GRIFOLS

The changes relate mainly to capital investments (CAPEX) of Euros 268.3 million; the acquisition of minority stakes in IBBI (Interstate Blood Bank, Inc.) and Singulex; the increase in Grifols' stake in Progenika Biopharma; and the higher plasma inventory level as a result of the opening of plasma centres and increased activity.

Optimisation of working capital management continued to act as a lever for improving the financial strength of the company. Inventory turnover was 281 days at December 2016 due to the investments made in the opening of new plasma donor centres. In 2016, Grifols had 171 plasma centres compared with 150 centres at the beginning of 2015. Additionally, a low average collection period was maintained, validating the measures taken. Specifically, it was 37 days, in line with that reported in December 2015. The average payment period increased from 53 days to 61 days.

Net equity rose to Euros 3,728.0 million, mainly due to profits earned during the period. Two dividend payments totalling Euros 216.2 million were made in 2016.

On 4 January 2016, a share split became effective. At 31 December 2016, Grifols' share capital was represented by 426,129,798 ordinary shares (Class A) with a par value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B) with a par value of EUR 0.05 per share.

Key Financial Metrics 2016

In millions of euros except % and EPS	2016	2015	% Var
NET REVENUE (NR)	**4,049.8**	**3,934.6**	2.9%
GROSS MARGIN	**47.2%**	**49.1%**	
R&D	**197.6**	**224.2**	(11.9%)
% NR	*4.9%*	*5.7%*	
EBITDA	**1,141.3**	**1,162.6**	(1.8%)
% NR	*28.2%*	*29.5%*	
EBIT	**939.4**	**970.4**	(3.2%)
% NR	*23.2%*	*24.7%*	
GROUP PROFIT	**545.5**	**532.1**	2.5%
% NR	*13.5%*	*13.5%*	
ADJUSTED[(1)] GROUP PROFIT	**623.3**	**614.2**	1.5%
% NR	*15.4%*	*15.6%*	
CAPEX	**268.3**	**266.4**	0.7%
EARNINGS PER SHARE (EPS)[(2)]	**0.80**	**0.78**	2.5%

	December 2016	December 2015	% Var
TOTAL ASSETS	**10,129.8**	**9,601.7**	5.5%
TOTAL EQUITY	**3,728.0**	**3,301.4**	12.9%
CASH & CASH EQUIVALENTS	**895.0**	**1,142.5**	(21.7%)
LEVERAGE RATIO	**3.55/(3.45cc)[(3)]**	**3.19/(2.92cc)[(3)]**	

(1) *Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions*

(2) *EPS as of December 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016*

(3) *Constant currency (cc) excludes the impact of exchange rate movements*

Page 3 of 15

GRIFOLS

Grifols concludes its debt refinancing process substantially improving all conditions

Grifols refinanced part of its debt after the close of the 2016. The total amount of debt involved in this process was USD 6,300 million, including tranche A, tranche B, the undrawn credit facility and the USD 1,700 million term loan for financing part of the acquisition of Hologic's donor screening unit.

The completion of the refinancing process allows Grifols to improve the financial structure and the average cost of its debt.

Grifols' financial structure and new conditions after the completion of the refinancing process:

STRUCTURE	AMOUNT (in millions)	NEW CONDITIONS
TOTAL SENIOR SECURED DEBT		
Tranche - Term Loan A (TLA)	USD 3,000	Interest rate: LIBOR + 175 basis points Maturity: 2023
Tranche - Term Loan B (TLB)	USD 3,000	Interest rate: LIBOR + 225 basis points Maturity: 2025
Credit line (revolving multi-currency)	USD 300	Interest rate: LIBOR + 175 basis points Maturity: 2023
TOTAL DEBT	**6,300**	

After the acquisition of Hologic's share in the donor screening unit, the credit ratings assigned by Standard & Poor's remained unchanged. Moody's revised its credit ratings by one notch, while it maintains a "Stable" outlook for the company.

The completion of the refinancing process did not result in any changes, and both rating agencies affirmed their credit ratings. Current credit ratings:

	Moody's	*Standard &Poor's*
Corporate Rating	*Ba3*	*BB*
Senior Secured Debt	*Ba2*	*BB*
Senior Unsecured Debt	*B2*	*B+*
Outlook	*Stable*	*Stable*

PERFORMANCE BY DIVISION: SOLID FOUNDATION FOR GROWTH

- **Bioscience Division: 79.7% of Grifols' revenues**

Revenues of the Division totalled Euros 3,228.3 million, with an increase of +6.5% (+6.6% cc). This reflects both the trend seen in the sector and Grifols' robust leadership position.

The significant increase in sales volumes continues to be the main growth driver, although there is also a positive price impact. The geographic mix also had a positive impact on revenues in 2016.

The volume of sales of immunoglobulin (IVIG) remained solid throughout the year, with growth in all the regions where Grifols is present. The company maintained the global leadership of its IVIG. Demand for this plasma protein continued to be very strong in the U.S. market as a result of the efforts made to promote better diagnosis and greater use for the treatment of neurological

Page 4 of 15

Page 5 of 15 diseases such as chronic inflammatory demyelinating polyneuropathy (CIDP), a segment led by the group. There was also notable growth in Europe as well as a growing contribution to revenues from certain countries such as Australia as a result of international expansion. Sales of albumin continued to make a remarkable contribution to the division’s growth, supported by significant increases in China and the United States. There was substantial growth in Latin America, India and Indonesia as a result of the marketing efforts made to promote expansion in these areas, and gradual growth in countries such as Turkey, Thailand and Brazil. Grifols is the leader in alpha-1 antitrypsin and actively promotes the diagnosis of deficiency in this protein (AATD) in Europe, the United States and – in an incipient manner – Latin America. The significant increase in sales of this plasma product in the United States, Germany and Canada in 2016 validate the marketing efforts made and confirm the strategy being developed in these priority markets to boost growth in demand. Improvements in the identification of patients and the diagnosis of AATD continues to be one of the strategic pillars for the growth of demand in the sector. Grifols will continue working to strengthen its geographical expansion, as shown by the regulatory approvals obtained in Australia and Turkey to begin marketing this product. Meanwhile, sales of factor VIII rose very significantly in the United States, driven by increased preference for the natural protection benefits of Alphanate®. The company also strengthened its Alphanate®’s position as the most prescribed plasma-derived factor VIII in the United States. In addition, the results of the SIPPET2 study (Survey of Inhibitors in Plasma-Products Exposed Toddlers) are influencing the choice of treatment for previously untreated patients with severe hemophilia A. In this regard, the European Medicines Agency (EMA) has launched a review of the different FVIII concentrates. Specialty proteins developed by Grifols in order to have a differentiated product portfolio and optimise raw material costs and production capacity remained stable throughout the year. These include, among others, specific hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus. Having specialised teams, differentiated for each product portfolio, is an essential component in Grifols’ strategy of seeking balanced growth in all plasma products, with the goal of maximising profitability per litre of plasma. Obtaining raw material In 2016, the volume of plasma obtained was approximately 8.8 million litres, representing an increase of +8% compared with the previous year. During the course of the year, Grifols’ network of donor centres received more than 26,500 donations per day. The company continues to invest in opening new plasma donor centres in the United States to support the growing demand for plasma proteins. At 31 December, Grifols had a total of 171 centres in the United States, 21 more than at the beginning of 2015. Key activity indicators 2016: No. of plasma centres 171 Average daily no. of plasma donations +26,500 No. of donations analysed (annual capacity) +15 million donations Litres of plasma obtained 8.85 million litres No. of fractionation plants 4 plants Installed fractionation capacity 12.5 million litres/year 2 The SIPPET study demonstrated that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A

Page 6 of 15 Diagnostic Division: 16.4% of Grifols’ revenues Sales of the Diagnostic Division totalled Euros 664.0 million in 2016, compared with Euros 691.5 million reported in 2015. The revenues of the division gradually moderated their fall over the period, closing the year at -4.0% (-3.9% cc). For comparison purposes, the revenues reported in 2015 included the impact of the contracts for systems using NAT technology (Procleix® NAT Solutions) signed with the Japanese Red Cross, as well as higher revenues deriving from the old contract with Abbott for the production of antigens. This contract, signed in July 2015 for a total value of approximately USD 700 million, included new conditions and extended the supply of antigens until 2026. Grifols is a global leader in transfusion diagnostics, with activities in various areas of specialisation: Revenues from sales of laboratory systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood and plasma donations remained stable in the main markets, including the United States, where Grifols has a 79% of market share. The expansion of this technology in Asia (especially in China) and the Middle East is positive, as shown by the agreements signed with the Malaysian national blood bank and the Saudi Arabian Ministry of Health, among others. In the second half of the year, there was a positive impact from the Zika virus blood screening test. This was developed jointly with Hologic to tackle the Zika virus outbreak occurred in 2016. In June, the Food and Drug Administration (FDA) approved the test for use in the United States under and Investigational New Drug (IND) research protocol. From October onwards, the North American health authorities’ plan of action to combat this virus, included the obligation to perform a screening test on all blood donations made in the country. In December 2016, Grifols obtained European Conformity (CE Marking) for its Zika virus screening test. After the close of the year, Grifols completed the acquisition of Hologic’s share in this business area in order to enhance its vertical integration and further promote the development of new tests and screening routines for emerging viruses. The blood typing line has continued to be one of the division’s growth drivers. Sales of analysers (Wadiana® and Erytra®) maintained their upward trend, and a new autoanalyser (Erytra® Eflexis®) was developed in order to offer differentiated products in mature markets such as Europe. The launch in the main countries of the European Union is planned for 2017. Sales of gel reagents (DG-Gel® cards) for blood typing were very strong in the United States, a key country that confirmed the marketing efforts made, and in China, which has significant growth potential. There was a continuing positive trend in other countries such as South Africa, Turkey, Argentina and Brazil. Geographical expansion continues to be one of the main growth drivers. Sales of antigens used to manufacture diagnostic immunoassays continue to be impacted by the major cost-reduction initiative currently being led by Grifols within the framework of the joint-business agreement with Ortho Clinical Diagnostics, as well as by lower revenues obtained in 2016 under the old contract with Abbott, which entered into force in July 2015. In the area of specialty diagnostics, the company continues to work on increasing its clinical diagnostics portfolio and developing new diagnostic tests for personalised medicine through Progenika.

GRIFOLS

- **Hospital Division: 2.4% of Grifols' revenues**

The Hospital Division generated sales of Euros 98.6 million, a rise of +2.4% (+4.5% cc) compared with Euros 96.2 million in 2015. The recovery in revenues seen in the third quarter is confirmed in the last three months of the year, and underpins the growth of the division as it increases its internationalisation. There was notable progressive expansion in the United States, Portugal and certain countries of Latin America.

The appointment of a new commercial president of the division and the greater internationalisation that is being pursued as the main growth strategy, will contribute to a strengthening of revenues in the coming years.

By product line, the Intravenous Solutions line and the Pharmatech line, which includes intravenous therapy devices (i.v. Tools) and Hospital Logistics, were the main drivers of growth. Pharmatech sales in Spain, United States and Chile were significant. Strengthening the penetration of Pharmatech in the U.S. market represents one of the main opportunities for future growth of the division. The Intravenous Solutions and Nutrition lines showed a positive trend, while Medical Devices remained stable.

- **Raw Materials and Others Division: 1.5% of Grifols' revenues**

Grifols' non-recurring revenues, which are included in Raw Materials and Others, totalled Euros 59.0 million, representing 1.5% of total revenues. These include, among others, contract manufacturing projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As anticipated, the lower revenues for this division are mainly related to the reduction in royalties earned by the transfusion diagnostics unit.

In thousands of euros	2016	% of Net Revenues	2015	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,228,275	79.7%	3,032,111	77.1%	6.5%	6.6%
DIAGNOSTIC	663,983	16.4%	691,452	17.6%	(4.0%)	(3.9%)
HOSPITAL	98,583	2.4%	96,245	2.4%	2.4%	4.5%
SUBTOTAL	***3,990,841***	***98.5%***	***3,819,808***	***97.1%***	***4.5%***	***4.6%***
RAW MATERIALS AND OTHERS	58,989	1.5%	114,755	2.9%	(48.6%)	(49.0%)
TOTAL	**4,049,830**	**100.0%**	**3,934,563**	**100.0%**	**2.9%**	**3.1%**

** Constant currency (cc) excludes the impact of exchange rate movements*

REVENUES BY REGION: GEOGRAPHICAL EXPANSION

Grifols generated more than 94% of its sales outside Spain. Geographical expansion is therefore key to promoting the organic growth of Grifols.
In the United States and Canada, revenues rose by +6.3% (+5.6% cc) to Euros 2,663.2 million, representing 65.8% of the group's total revenues. Grifols continued to invest in quality, safety and the best possible adaptation of its products to the patient's needs. In the Bioscience Division, sales of the main plasma proteins showed positive growth, confirming the commercial strategies that are being implemented. Revenues in the United States were also supported in the second half of the year by sales of diagnostic screening tests for the Zika virus in blood donations (Diagnostic Division).

Page 7 of 15

GRIFOLS

Sales in the European Union totalled Euros 640.2 million, compared with Euros 662.9 million in 2015, and the division's contribution to the group's total revenues accounts for 15.8%. Countries such as Spain, Germany, Italy, United Kingdom and France continue to be the main European markets. In general terms, the company's strategy is focused on promoting better diagnosis of diseases treated with plasma proteins, as in the case of alpha-1 deficiency (AATD) in Germany, and increasing market share through the development of new products and services that provide added value for patients and healthcare professionals, as in the case of the launch of the Erytra® Eflexis® autoanalyser, among others.

Revenues generated in ROW (Rest of World) increased by +5.6% (+8.4% cc) to Euros 687.4 million, representing 16.9% of total revenues. Significant growth was seen in China and Australia, which leads the increases recorded in the Asia-Pacific region; the growth in Latin America, driven by countries such as Chile and Brazil; and the progressive penetration in Turkey and the Middle East, including Saudi Arabia and Israel.

In September 2016, Grifols opened a training centre in Dubai, which offers training programs specialising in Grifols transfusion and clinical diagnostics products, with the aim of supporting the growth of the Diagnostic Division in the Middle East.

In thousands of euros	2016	% of Net Revenues	2015	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,663,197	65.8%	2,505,791	63.7%	6.3%	5.6%
EU	640,249	15.8%	662,917	16.8%	(3.4%)	(2.7%)
ROW	687,395	16.9%	651,100	16.6%	5.6%	8.4%
SUBTOTAL	***3,990,841***	***98.5%***	***3,819,808***	***97.1%***	***4.5%***	***4.6%***
RAW MATERIALS AND OTHERS	58,989	1.5%	114,755	2.9%	(48.6%)	(49.0%)
TOTAL	**4,049,830**	**100.0%**	**3,934,563**	**100.0%**	**2.9%**	**3.1%**

** Constant currency (cc) excludes the impact of exchange rate movements*

FOURTH QUARTER OF 2016

- **Revenues maintain an upward trend and reach Euros 1,098 million, driven by +6.4% (+6.3% cc) sales growth of the Bioscience Division and the strength of the Hospital Division, whose sales increase by 15.8% (+18.7% cc)**

In the fourth quarter of 2016, Grifols' total revenues maintained their positive trend and totalled Euros 1,098.2 million, representing an increase of +3.3%. The Bioscience Division was the main driver of growth, with revenues rising by +6.4% (+6.3% cc) to Euros 871.9 million. There was a particularly marked increase in sales of the main proteins.

Revenues of the Diagnostic Division moderate their fall in the last quarter of the year, while sales of the Hospital Division rose by +15.8% (+18.7% cc) due to the growth of the Pharmatech business lines in the United States and certain Latin American countries.

Compared with the same period of the previous year, sales in the United States and Canada grew by +6.1% (+5.6% cc) due to increased demand for plasma proteins. There was also a consolidation of the strengthening in RoW (Rest of World), which rose by +6.2% (+6.7% cc) to Euros 192.7 million. Sales in the European Union remained stable at Euros 166.3 million, with -0.2% (+1.1% cc) compared with the same period of the previous year.

Page 8 of 15

GRIFOLS

Revenues by division in the fourth quarter of 2016:

In thousands of euros	4Q 2016	% of Net Revenues	4Q 2015	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	871,923	79.4%	819,856	77.1%	6.4%	6.3%
DIAGNOSTIC	178,115	16.2%	181,946	17.1%	(2.1%)	(2.3%)
HOSPITAL	28,067	2.6%	24,242	2.3%	15.8%	18.7%
SUBTOTAL	***1,078,105***	***98.2%***	***1,026,044***	***96.5%***	***5.1%***	***5.1%***
RAW MATERIALS AND OTHERS	20,047	1.8%	36,757	3.5%	(45.5%)	(45.5%)
TOTAL	**1,098,152**	**100.0%**	**1,062,801**	**100.0%**	**3.3%**	**3.3%**

** Constant currency (cc) excludes the impact of exchange rate movements*

Revenues by region in the fourth quarter of 2016:

In thousands of euros	4Q 2016	% of Net Revenues	4Q 2015	% of Net Revenues	% Var	% Var cc*
US + CANADA	719,127	65.5%	678,017	63.8%	6.1%	5.6%
EU	166,298	15.2%	166,662	15.7%	(0.2%)	1.1%
ROW	192,680	17.5%	181,365	17.0%	6.2%	6.7%
SUBTOTAL	***1,078,105***	***98.2%***	***1,026,044***	***96.5%***	***5.1%***	***5.1%***
RAW MATERIALS AND OTHERS	20,047	1.8%	36,757	3.5%	(45.5%)	(45.5%)
TOTAL	**1,098,152**	**100.0%**	**1,062,801**	**100.0%**	**3.3%**	**3.3%**

** Constant currency (cc) excludes the impact of exchange rate movements*

INVESTING ACTIVITIES: R&D, INNOVATION, CAPEX, ACQUISITIONS

- **R+D+i projects**

Grifols' commitment to research and development is reflected in a solid investment policy. In 2016, net investment in R&D totalled Euros 219.9 million, which represents 5.4% of total revenues for the year.

Innovation is one of the fundamental pillars for the organic growth of the group. The Grifols Innovation Office aims to evaluate and accelerate the development and marketing of innovative therapies, products and services through internal and external investment. To this end, it promotes the continuous improvement of existing products and operations in order to operate more efficiently and the identification and implementation of collaborations with various actors in the field of innovation, including academics and researchers. It also manages projects and investments in research companies in which Grifols holds a stake.

This integrated R&D+i strategy and long-term vision allowed Grifols, for the fourth year running, to be rated by Forbes magazine as one of the 100 most innovative companies in the world and, according to the "2016 Global Innovation 1000" report compiled annually by PwC, one of the thousand companies in the world that invest the most in R&D.

Page 9 of 15

Page 10 of 15 Key projects and initiatives in 2016: In May 2016, the New England Journal of Medicine published the results of the SIPPET study (Survey of Inhibitors in Plasma-Products Exposed Toddlers), which show that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A. The United States Medical and Scientific Advisory Council (MASAC)3 has also included plasmaderived factor VIII with von Willebrand factor (VWF/pdFVIII) as a first treatment option in previously untreated children with severe hemophilia A (PUPs). In addition, the EMA (European Medicines Agency)4 announced that it will begin a review of the different FVIII concentrates in order to assess the risk of developing inhibitors in patients who are starting treatment for hemophilia A. The expectation is that the results of this study might continue to influence the choice of products for the treatment of patients with severe hemophilia A, as sustained by the principal investigators of the SIPPET study, Flora Peyvandi and Pier Mannuccio Mannucci, of the Angelo Bianchi Bonomi Hemophilia and Thrombosis Centre in Milan (Italy). The study was sponsored by the Angelo Bianchi Bonomi Foundation, financed by the Italian Ministry of Health, and received grants from Grifols, Kedrion and LFB. Development in record time of a blood screening test for the Zika virus. In June 2016, the FDA authorised blood screening for the Zika virus using NAT technology developed by Grifols and Hologic, for use in the United States through the agency’s study protocol for investigational new drugs (IND). In August 2016, the FDA expanded its action plan by making screening test for this pathogen compulsory on all blood donations made in the country. Subsequently, in December 2016, Grifols obtained European Conformity (CE Marking) for its Zika virus screening test. Results of the phase I trial for the vaccine against Alzheimer’s. In July 2016, Araclon Biotech presented the results obtained in the phase I clinical trial for its active immunotherapy against Alzheimer’s disease. The conclusions were considered satisfactory and support the continuation of the trial, since the researchers proved that treatment with ABvac40 has a good safety and tolerability profile. Although this blind phase I study did not evaluate the efficacy of the treatment, ABvac40 produced an immune response in more than 87% of the patients who received the active principle during the trial. The company is working on phase II of the clinical trial. Capital Investments (CAPEX) Grifols allocated Euros 268.3 million to expand and improve production facilities of each of its three divisions. This amount is included in the new capital investment (CAPEX) plan announced for the period 2016-2020, to which the company expects to allocate a total of Euros 1,200 million with the aim of ensuring sustained growth for the company over the long term. 3 https://www.hemophilia.org/Researchers-Healthcare-Providers/Medical-and-Scientific-Advisory-Council- MASAC/MASAC-Recommendations/MASAC-Recommendation-On-SIPPET-Survey-of-Inhibitors-in-Plasma- Product-Exposed-Toddlers 4 http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Factor_VIII/human_referral_prac _000060.jsp&mid=WC0b01ac05805c516f

Page 11 of 15 The planned breakdown of the investments covered allocates approximately 25% of the investments to the opening of new donation centres in the United States, as well as the expansion, renovation and relocation of existing centres. The goal is to have 225 centres in 2021. At end of the 2016, the company had 171 centres with the latest advances to streamline the donation process. Approximately 45% of the resources will be allocated to new production facilities of the Bioscience Division, including the construction of four plants: a plasma fractionation plant and an immunoglobulin purification plant in Clayton; an albumin purification plant in Dublin (Ireland); and an alpha-1 antitrypsin purification plant in Parets del Vallès (Barcelona, Spain). These planned investments will enable Grifols to increase its production capacity in order to continue meeting the growing demand for plasma products on a sustainable basis until 2028-2030. Approximately 12% of the investments will go to production facilities of the Diagnostic Division, including the new manufacturing plant in Emeryville for producing antigens for immunoassay reagents, which will integrate the production process and generate cost savings. These funds will also be used for the new plant in Curitiba (Brazil) for the manufacture of blood extraction and storage bags, as well as the new facilities in Parets del Vallès for the production of gel technology instruments and reagents. Investments for improving and expanding the production facilities of the Hospital Division will account for approximately 3% of the total. 15% of the planned capital expenditure will be used to expand and improve commercial and corporate offices. Capital investments (CAPEX) in 2016 included the following: Investments for the opening of new plasma centres in the United States: Grifols continued with the expansion, renovation, relocation and opening of new plasma donor centres. It maintains the target of increasing its network to a total of around 225 centres in 2021, and at the end of 2016 it had 171 centres. Grifols’ plasmapheresis centres in the United States have the latest advances to make donations more efficient and reinforce safety. More capacity for protein fractionation and purification in the Bioscience Division: The main projects relate to the new IVIG purification and filling plant (Gamunex®) in Los Angeles (California, United States), with capacity for three million litres, after obtaining the FDA licence, and the construction of the new alpha-1 antitrypsin purification, dosing and sterile filling plant (Prolastin®) in the Parets del Vallès complex. Significant progress in the construction of the Emeryville and Brazil plants in the Diagnostic Division: Most of the resources were invested in the construction of the new Emeryville plant, which will make it possible to modernise and increase antigen production. The funds were also used to complete the plant in Curitiba (Brazil) for producing blood component extraction and storage bags. Validation and commissioning works will begin during 2017. Once operational, this plant will allow Grifols to increase its production capacity and strengthen its direct commercial presence in Latin America. In line with the aim of increasing production capacity, mainly for DG Gel® cards, new production and dosing rooms were fitted out in the Parets del Vallès facilities. More capacity for the production of Intravenous Solutions in the Hospital Division: Capital investments of the Hospital Division are in line with the growth strategy for this area of business. They are focused mainly on increasing capacity and productivity in the manufacture of intravenous solutions in order to meet the expected growth in other markets. Grifols has production facilities in Parets del Vallès and in Las Torres de Cotillas (Murcia, Spain). Corporate and commercial capital investments: Corporate investments included the new offices in Germany, which allowed this subsidiary to move to a new building in Frankfurt with more than

Page 12 of 15 5,400 m2; the refurbishing of the offices in the Clayton site; and resources related to the start of the activity of the logistics centre in Dublin, after obtaining the approval of the Irish health authorities. A plot of land with a surface area of 48,716 m2 was also acquired in a future industrial estate close to the Parets del Vallès site. Acquisitions Agreement for the acquisition of Hologic’s share in NAT transfusion diagnostics unit On 14 December 2016, Grifols signed an agreement to acquire Hologic’s share in the NAT (Nucleic Acid Testing) screening unit for a total of USD 1,850 million. The agreement includes activities relating to research, development and production of reagents and instruments based on NAT technology, which make it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater safety in transfusion diagnostics. On the basis of the existing agreement with Hologic, Grifols had already been marketing the above-mentioned reagents and instruments worldwide. The assets acquired include the production plant in San Diego, development rights, patent licences and access to product manufacturers. This operation is consistent with the consolidation and growth strategy adopted for the Diagnostic Division, and allows Grifols to continue strengthening its leadership position in the transfusion medicine segment. In addition, it will have a very positive impact on cash flow generation and on the group’s margins. Grifols financed the acquisition with a loan of USD 1,700 million and existing cash in the company’s balance sheet. The transaction was made effective on 31 January 2017. Financial investment: acquisition of a minority stake (49%) in Interstate Blood Bank Inc. (IBBI) for USD 100 million. IBBI is one of the main private and independent plasma suppliers in the United States. The acquisition of this stake will enable Grifols to strengthen its existing commercial ties with this company. IBBI is one of Grifols’ external suppliers of plasma for fractionation. The agreement includes an option to acquire the remaining 51% of the share capital. Financial investment: acquisition of a minority stake (20%) in Singulex Inc. Singulex is a private U.S. company based in Alameda (California) that has developed and patented the innovative ultrasensitive SMC™ technology (Simple Molecular Counting), with wide applications in clinical diagnosis and the research field. Specifically, this technology makes possible to detect biomarkers for diseases that are difficult to detect by enabling the identification of various proteins used as clinical markers, with a high degree of reliability and precision. The agreement reached also includes exclusive worldwide licensing of the SMC™ technology developed by Singulex for use in the manufacture and marketing of immunoassays, instruments, software and other products. Increase of the stake in Progenika Biopharma to 89.25% Grifols exercised the option to acquire 32.93% of Progenika’s shares for a total of Euros 25 million. Following this operation, Grifols’ stake in Progenika increased to 89.25% of the share capital.

Page 13 of 15 Progenika specialises in the design and production of genomic and proteomic tests for in vitro diagnostics, disease prognosis, response prediction and drug therapy monitoring. It is also a pioneer in the development of molecular diagnostic technologies. Acquisition of a minority stake (49%) in Access Biologicals for USD 51 million After the close of the 2016, Grifols made a financial investment in Access Biologicals, a leading company in the manufacture of biological products, such as specific sera and plasma reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnosis, cell culture, and research and development in the diagnostic field. The agreement includes an option to acquire the remaining 51% of the share capital within five years. In addition, as part of the acquisition of a stake in the company, Grifols signed a supply contract with Access Biologicals to sell Grifols biological products for non-human use. Revenues from this contract will be part of the Raw Materials division that will change its name to Bio Supplies from January 2017. Acquisition of six plasma centres from Kedrion On 27 December 2016, Grifols reached an agreement for the acquisition of six plasma centres from Kedplasma, LLC, for an amount of USD 47 million. Delivery of these centres has been made in February 2017. CORPORATE MILESTONES IN 2016 Grifols has completed the scheduled succession plan in an orderly and transparent manner In accordance with the succession plan unanimously approved by Grifols’ Board of Directors on 10 December 2015, at the end of 2016 Víctor Grífols Roura submitted his resignation as Chief Executive Officer with effect from 1 January 2017. At the same time, Raimon Grífols Roura and Víctor Grífols Deu were appointed as new joint CEOs. This represents the implementation of the scheduled generational handover, which reiterates the founding shareholders’ commitment to the company and reinforces the continuity of the values and pioneering spirit that form the foundation of Grifols’ leadership. Víctor Grífols Roura remains as non-executive Chairman of the Grifols’ Board of Directors. FULL COMMITMENT IN HUMAN RESOURCES Grifols closed 2016 with a workforce of 14,877 employees, an increase of +0.9% compared with the previous year. There was a notable increase in the workforce in Spain, which closed the year up by +5.3% to 3,430. This represents an aggregate growth of +34.8% over the last five years. In ROW (Rest of World), the number of Grifols employees’ increased by +8.3%, while remaining stable in North America. In 2016, 77% of Grifols’ employees worked outside Spain. The average seniority of Grifols employees is 6.3 years and the average age is 38.7 years, while 55.5% of the workforce is under the age of 40. By gender, it is a well-balanced workforce (46% men and 54% women) which confirms again another year, equal opportunities for men and women.

Page 14 of 15 The main lines of action in human resources are securing jobs and encouraging the professional and personal development of employees. Continuous training is one of the tools used to promote this development. It focuses both on technical and scientific aspects relating to quality and good manufacturing standards, risk prevention, safety and the environment, and on the development of business and personal skills. In 2016, various global and country-specific actions were carried out in the field of occupational health and safety. Highlights include improvements in safety management in projects in the execution phase; progress in ensuring a health and safety standard in all subsidiaries of the group, including those in the United States and Ireland, and performing corporate internal audits; and the launch of a four-year plan to assess psychosocial risks in Spain. Regarding training and professional development, the performance evaluation model common to all subsidiaries was updated; the roll-out of the leadership model was completed; the procedural model was strengthened; and there was an intensification of organisational improvement interventions in the industrial, commercial and corporate areas of the company, with the incorporation of new specific programmes for concrete situations: improvement of leadership style, remediation of difficult situations, and redesign of processes and teamwork, among others. As regards to technical and standards training, all the industrial centres of the Bioscience Division now have the Grifols Training Platform, following its introduction in Parets del Vallès and Clayton. In addition, there was a strengthening of training in Good Manufacturing Practices (GMP). In the compliance field, a course on “Anti-corruption policy” was launched, and prevention training was intensified. Altogether, these initiatives exceeded, once again in 2016, 500,000 hours of training with an average of 35 hours per employee. ENVIRONMENTAL MANAGEMENT In 2016, the 2014-2016 environmental programme was completed, with an 80% achievement of targets. This programme covers all industrial plants in Spain and the United States. The measures adopted in the programme will make it possible to save 4.1 million kWh of electricity and 10.2 million kWh of natural gas per year, reduce water consumption by 150,000 m3 per year, recover more than 9,000 tonnes of waste and reduce consumption of raw materials by 100 tonnes. The new environmental programme for the 2017-2019 period has already been prepared. Its main objectives are: Reduction of electricity consumption by 8.3 million kWh over the period, in both existing and new buildings. Measures to be adopted include those relating to eco-efficiency in the fractionation and dosing buildings in the Clayton industrial complex. Reduction of natural gas consumption by 19.7 million kWh in facilities that are already operational. The actions that will be carried out to achieve this goal include the renewal of the cogeneration engines in the Parets del Vallès industrial complex. Reduction of water consumption by 265,000 m3. Fundamental to the achievement of this goal are the projects for the re-use of clean water for cooling towers and for the reduction of waste in the reverse osmosis systems in the Parets del Vallès, Clayton and Los Angeles industrial complexes. Recycling of 680 tonnes in the different industrial facilities.

Page 15 of 15 Among the targets achieved in 2016 are the ISO 14001 certification of the Clayton plant and renewal of this certification in the Spanish facilities for the next two years. Work also continues on the process of implementing corporate procedures in the environmental field at the Emeryville plant and in the Los Angeles industrial complex, with the aim of certifying both facilities in 2018. In June the questionnaire to participate in the Carbon Disclosure Project (CDP) 2015 was submitted. The project assesses the organisation’s strategy and performance with regard to climate change. The score obtained was “Management (B)”, which indicates that Grifols is taking measures to reduce atmospheric emissions in an effective manner; that it is measuring and managing their impact; and that it is implementing a policy and strategy with specific actions that reduce the negative impacts of climate change. The financial statements corresponding to the full year results 2016 attached in a separate document are part of the financial information provided by the company. All of the documents are available on the Grifols website (www.grifols.com) About Grifols Grifols is a global healthcare company founded in 1940. Grifols has over 75 years improving people’s health and wellbeing through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products. The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 171 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine. In 2016, sales exceeded 4,000 million euros with a headcount close to 14,900 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

Fourth Quarter 2016 Performance Summary GRIFOLS

Operational and Financial Highlights - 2016 • Net profit rises by +2.5% to Euros 545.5 million • Recurring sales (excluding Raw Materials and Others) rise by +4.5% (+4.6% cc*) to Euros 3,990.8 million, and net revenues total EUR 4,049.8 million, up by +2.9% (+3.1% cc) • Bioscience leads sales growth by +6.5% (+6,6% cc) to Euros 3,228.3 million, consolidating an upward trend of organic growth in sales • The Diagnostic Division pursues further operating efficiencies. Completed in record time the acquisition of Hologic's share of the NAT business (Nasdaq: HOLX) • The Hospital Division strengthens the geographical expansion of its sales, especially in the United States • EBITDA totals Euros 1,141.3 million, representing 28.2% of revenues, the EBIT margin represents 23.2% of net revenues at Euros 939.4 million * Constant currency (cc) excludes exchange rate variations December 31, 2016 - Earnings Release 2

Operational and Financial Highlights - 2016 • More than Euros 268 million allocated to capital investments (CAPEX), including those relating to industrial assets and new plasma donor centres, which increase to 171 at the close of the year • Financial management contributes to maximizing the result • The net debt to EBITDA ratio stands at 3.55x at December 2016 (3.45x cc). The liquidity position exceeds Euros 1,375 million • The refinancing process concluded early 2017 enables the optimization of the financial structure and significantly improves all financing conditions • The workforce increases by +1% to 14,900 employees December 31, 2016 - Earnings Release 3

Key financial metrics - 2016 In millions of euros except % and EPS 2016 2015 % Var NET REVENUE (NR) 4,049.8 3,934.6 2.9% GROSS MARGIN 47.2% 49.1% R&D 197.6 224.2 (11.9%) % NR 4.9% 5.7% EBITDA 1,141.3 1,162.6 (1.8%) % NR 28.2% 29.5% EBIT 939.4 970.4 (3.2%) % NR 23.2% 24.7% GROUP PROFIT 545.5 532.1 2.5% % NR 13.5% 13.5% ADJUSTED(1) GROUP PROFIT 623.3 614.2 1.5% % NR 15.4% 15.6% CAPEX 268.3 266.4 0.7% EARNINGS PER SHARE (EPS)(2) 0.80 0.78 2.5% December 2016 December 2015 % Var TOTAL ASSETS 10,129.8 9,601.7 5.5% TOTAL EQUITY 3,728.0 3,301.4 12.9% CASH & CASH EQUIVALENTS 895.0 1,142.5 (21.7%) LEVERAGE RATIO 3.55/(3.45cc)(3) 3.19/(2.92cc)(3) (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions (2) EPS as of December 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016 (3) Constant currency (cc) excludes the impact of exchange rate movements December 31, 2016 - Earnings Release 4

Net revenue by division - 2016 In thousands of euros 2016 % of Net Revenues 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 3,228,275 79.7% 3,032,111 77.1% 6.5% 6.6% DIAGNOSTIC 663,983 16.4% 691,452 17.6% (4.0%) (3.9%) HOSPITAL 98,583 2.4% 96,245 2.4% 2.4% 4.5% SUBTOTAL 3,990,841 98.5% 3,819,808 97.1% 4.5% 4.6% RAW MATERIALS AND OTHERS 58,989 1.5% 114,755 2.9% (48.6%) (49.0%) TOTAL 4,049,830 100.0% 3,934,563 100.0% 2.9% 3.1% * Constant currency (cc) excludes the impact of exchange rate movements December 31, 2016 - Earnings Release 5

Net revenue by region - 2016 In thousands of euros 2016 % of Net Revenues 2015 % of Net Revenues % Var % Var cc* US + CANADA 2,663,197 65.8% 2,505,791 63.7% 6.3% 5.6% EU 640,249 15.8% 662,917 16.8% (3.4%) (2.7%) ROW 687,395 16.9% 651,100 16.6% 5.6% 8.4% SUBTOTAL 3,990,841 98.5% 3,819,808 97.1% 4.5% 4.6% RAW MATERIALS AND OTHERS 58,989 1.5% 114,755 2.9% (48.6%) (49.0%) TOTAL 4,049,830 100.0% 3,934,563 100.0% 2.9% 3.1% * Constant currency (cc) excludes the impact of exchange rate movements December 31, 2016 - Earnings Release 6

Profit & Loss account - 2016 In thousands of euros 2016 2015 % Var NET REVENUE (NR) 4,049,830 3,934,563 2.9% COST OF SALES (2,137,539) (2,003,565) 6.7% GROSS MARGIN 1,912,291 1,930,998 (1.0%) % NR 47.2% 49.1% R&D (197,617) (224,193) (11.9%) SG&A (775,266) (736,435) 5.3% OPERATING EXPENSES (972,883) (960,628) 1.3% OPERATING RESULT (EBIT) 939,408 970,370 (3.2%) % NR 23.2% 24.7% FINANCIAL RESULT (233,589) (271,840) (14.1%) SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES 6,933 (8,280) (183.7%) PROFIT BEFORE TAX 712,752 690,250 3.3% % NR 17.6% 17.5% INCOME TAX EXPENSE (168,209) (158,809) 5.9% % OF PRE-TAX INCOME 23.6% 23.0% CONSOLIDATED PROFIT FOR THE YEAR 544,543 531,441 2.5% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (913) (704) 29.6% GROUP PROFIT FOR THE PERIOD 545,456 532,145 2.5% % NR 13.5% 13.5% December 31, 2016 - Earnings Release 7

Balance sheet (Assets) - December 31, 2016 In thousands of euros ASSETS December December 2016 2015 NON-CURRENT ASSETS 7,007,258 6,512,243 GOODWILL AND OTHER INTANGIBLE ASSETS 4,839,297 4,693,931 PROPERTY PLANT & EQUIPMENT 1,809,852 1,644,402 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 201,345 76,728 NON-CURRENT FINANCIAL ASSETS 89,545 30,388 OTHER NON-CURRENT ASSETS 67,219 66,794 CURRENT ASSETS 3,122,514 3,089,472 INVENTORIES 1,642,931 1,431,391 TRADE AND OTHER RECEIVABLES 533,668 483,196 OTHER CURRENT FINANCIAL ASSETS 2,582 1,294 OTHER CURRENT ASSETS 48,324 31,091 CASH AND CASH EQUIVALENTS 895,009 1,142,500 TOTAL ASSETS 10,129,772 9,601,715 December 31, 2016 - Earnings Release 8

Balance sheet (Equity & Liabilities) - December 31, 2016 EQUITY AND LIABILITIES In thousands of euros December December 2016 2015 EQUITY 3,727,978 3,301,390 CAPITAL 119,604 119,604 SHARE PREMIUM 910,728 910,728 RESERVES 1,694,245 1,371,061 TREASURY STOCK (68,710) (58,575) INTERIM DIVIDENDS (122,908) (119,615) CURRENT YEAR EARNINGS 545,456 532,145 OTHER COMPREHENSIVE INCOME 643,066 540,855 NON-CONTROLLING INTERESTS 6,497 5,187 NON-CURRENT LIABILITIES 5,330,031 5,247,319 NON-CURRENT FINANCIAL LIABILITIES 4,712,071 4,597,654 OTHER NON-CURRENT LIABILITIES 617,960 649,665 CURRENT LIABILITIES 1,071,763 1,053,006 CURRENT FINANCIAL LIABILITIES 230,065 262,497 OTHER CURRENT LIABILITIES 841,698 790,509 TOTAL EQUITY AND LIABILITIES 10,129,772 9,601,715 December 31, 2016 - Earnings Release 9

Cash flow - 2016 In thousands of euros 2016 2015 GROUP PROFIT 545,456 532,145 DEPRECIATION AND AMORTIZATION 201,869 189,755 NET PROVISIONS (23,079) (564) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 13,753 43,771 CHANGES IN INVENTORIES (173,003) (120,641) CHANGES IN TRADE RECEIVABLES (43,331) 169,985 CHANGES IN TRADE PAYABLES 31,613 (71,673) CHANGE IN OPERATING WORKING CAPITAL (184,721) (22,329) NET CASH FLOW FROM OPERATING ACTIVITIES 553,278 742,778 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (202,727) (58,609) CAPEX (268,335) (266,416) R&D/OTHER INTANGIBLE ASSETS (24,355) (24,147) OTHER CASH INFLOW / (OUTFLOW) (11,235) (283,938) NET CASH FLOW FROM INVESTING ACTIVITIES (506,652) (633,110) FREE CASH FLOW 46,626 109,668 PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS (11,766) 12,695 ISSUE / (REPAYMENT) OF DEBT (80,149) 28,953 DIVIDENDS (PAID) / RECEIVED (216,151) (216,772) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (21,492) 17,086 NET CASH FLOW FROM FINANCING ACTIVITIES (329,558) (158,038) TOTAL CASH FLOW (282,932) (48,370) CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,142,500 1,079,146 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 35,441 111,724 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 895,009 1,142,500 December 31, 2016 - Earnings Release 10

Group profit reconciliation - 2016 In millions of euros 2016 2015 % Var GROUP NET PROFIT 545.5 532.1 2.5% % NR 13.5% 13.5% Amortization of deferred financial expenses 63.2 64.1 (1.4%) Amortization of intangible assets acquired in business combinations 38.6 42.5 (9.1%) Tax impacts of adjustments (24.0) (24.5) (1.9%) ADJUSTED(1) GROUP NET PROFIT 623.3 614.2 1.5% % NR 15.4% 15.6% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions December 31, 2016 - Earnings Release 11

Net revenue by division - 4Q 2016 In thousands of euros 4Q 2016 % of Net Revenues 4Q 2015 % of Net Revenues % Var % Var cc* BIOSCIENCE 871,923 79.4% 819,856 77.1% 6.4% 6.3% DIAGNOSTIC 178,115 16.2% 181,946 17.1% (2.1%) (2.3%) HOSPITAL 28,067 2.6% 24,242 2.3% 15.8% 18.7% SUBTOTAL 1,078,105 98.2% 1,026,044 96.5% 5.1% 5.1% RAW MATERIALS AND OTHERS 20,047 1.8% 36,757 3.5% (45.5%) (45.5%) TOTAL 1,098,152 100.0% 1,062,801 100.0% 3.3% 3.3% * Constant currency (cc) excludes the impact of exchange rate movements December 31, 2016 - Earnings Release 12

Net revenue by region - 4Q 2016 In thousands of euros 4Q 2016 % of Net Revenues 4Q 2015 % of Net Revenues % Var % Var cc* US + CANADA 719,127 65.5% 678,017 63.8% 6.1% 5.6% EU 166,298 15.2% 166,662 15.7% (0.2%) 1.1% ROW 192,680 17.5% 181,365 17.0% 6.2% 6.7% SUBTOTAL 1,078,105 98.2% 1,026,044 96.5% 5.1% 5.1% RAW MATERIALS AND OTHERS 20,047 1.8% 36,757 3.5% (45.5%) (45.5%) TOTAL 1,098,152 100.0% 1,062,801 100.0% 3.3% 3.3% * Constant currency (cc) excludes the impact of exchange rate movements December 31, 2016 - Earnings Release 13

Share performance - December 31, 2016 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2015 to December 31, 2016 Source: Infobolsa 14 70 80 90 100 110 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Class A: -11.4% IBEX-35: -2.0% Class B: +1.7% December 31, 2016 - Earnings Release 14

Legal disclaimer The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group. December 31, 2016 - Earnings Release 15

Grifols, S.A. and subsidiaries Consolidated Annual Accounts 31 December 2016 Consolidated Directors’ Report 2016 (With Consolidated Independent Auditors’ Report Thereon) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) Independent Auditor's Report on the Consolidated Annual Accounts (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) To the Shareholders of Grifols, S.A. Report on the consolidated annual accounts We have audited the accompanying consolidated annual accounts of Grifols, S.A. (the "Company”) and its subsidiaries (the "Group”), which comprise the consolidated balance sheet at 31 December 2016 and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and consolidated notes. Directors' responsibility for the consolidated annual accounts The Company's Directors are responsible for the preparation of the accompanying consolidated annual accounts in such a way that they present fairly the consolidated equity, consolidated financial position and consolidated financial performance of Grifols, S.A. and subsidiaries in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control that they determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error. Auditor's responsibility Our responsibility is to express an opinion on these consolidated annual accounts based on our audit. We conducted our audit in accordance with prevailing legislation regulating the audit of accounts in Spain. This legislation requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated annual accounts are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated annual accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the consolidated annual accounts by the Company's Directors in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated annual accounts taken as a whole. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Document classification: KPMG Confidential Reg. Mer Madrid, T. 11.961, F.90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153

2 Opinion In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2016 and their consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable in Spain. Report on other legal and regulatory requirements The accompanying consolidated directors’ report for 2016 contains such explanations as the Directors of Grifols, S.A. consider relevant to the situation of the Group, its business performance and other matters, and is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2016. Our work as auditors is limited to the verification of the consolidated directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries. KPMG Auditores, S.L. (Signed on the original in Spanish) Olga Sánchez López 27 February 2017

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2016 and 2015 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Consolidated financial statements Consolidated Balance Sheets Consolidated Statement of Profit or Loss Consolidated Statements of Comprehensive Income Consolidated Statements of Cash Flows Consolidated Statements of Changes in Equity Notes (1) Nature, Principal Activities and Subsidiaries (2) Basis of Presentation (3) Business Combinations (4) Significant Accounting Policies (5) Financial Risk Management Policy (6) Segment Reporting (7) Goodwill (8) Other Intangible Assets (9) Property, Plant and Equipment (10) Equity Accounted Investees (11) Financial Assets (12) Inventories (13) Trade and Other Receivables (14) Cash and Cash Equivalents (15) Equity (16) Earnings per Share (17) Non-Controlling Interests (18) Grants (19) Provisions (20) Financial Liabilities (21) Trade and Other Payables (22) Other Current Liabilities (23) Net Revenues (24) Personnel Expenses (25) Expenses by Nature (26) Finance Result (27) Taxation (28) Operating Leases (29) Other Commitments with Third Parties and Other Contingent Liabilities (30) Financial Instruments (31) Balances and Transactions with Related Parties (32) Environmental Issues (33) Other Information (34) Events After the Reporting Period

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2016 and 2015 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Appendices Appendix I Information on Group Companies, Associates and Others Appendix II Operating Segments Appendix III Changes in Other Intangible Assets Appendix IV Movement in Property, Plant and Equipment Appendix V Statement of Liquidity for Distribution of Interim Dividend

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheets at 31 December 2016 and 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 31/12/16 31/12/15 Goodwill (note 7) 3.643.995 3.532.359 Other intangible assets (note 8) 1.195.302 1.161.572 Property, plant and equipment (note 9) 1.809.852 1.644.402 Investments in equity-accounted investees (note 10) 201.345 76.728 Non-current financial assets Non-current financial assets measured at fair value 58.864 0 Non-current financial assets not measured at fair value 30.681 30.388 Total non-current financial assets (note 11) 89.545 30.388 Deferred tax assets (note 27) 67.219 66.794 Total non-current assets 7.007.258 6.512.243 Inventories (note 12) 1.642.931 1.431.391 Trade and other receivables Trade receivables 413.656 362.406 Other receivables 42.299 60.520 Current income tax assets 77.713 60.270 Trade and other receivables (note 13) 533.668 483.196 Other current financial assets (note 11) 2.582 1.294 Other current assets 48.324 31.091 Cash and cash equivalents (note 14) 895.009 1.142.500 Total current assets 3.122.514 3.089.472 Total assets 10.129.772 9.601.715 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheets at 31 December 2016 and 2015 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities 31/12/16 31/12/15 Share capital 119.604 119.604 Share premium 910.728 910.728 Reserves 1.694.245 1.371.061 Treasury stock (68.710) (58.575) Interim dividend (122.908) (119.615) Profit for the year attributable to the Parent 545.456 532.145 Total equity 3.078.415 2.755.348 Available for sale financial assets (5.219) 0 Cash flow hedges 0 3.329 Other comprehensive Income (642) 3.035 Translation differences 648.927 534.491 Other comprehensive expenses 643.066 540.855 Equity attributable to the Parent (note 15) 3.721.481 3.296.203 Non-controlling interests (note 17) 6.497 5.187 Total equity 3.727.978 3.301.390 Liabilities Grants (note 18) 12.196 13.120 Provisions (note 19) 5.118 4.980 Non-current financial liabilities (note 20) 4.712.071 4.597.654 Deferred tax liabilities (note 27) 600.646 631.565 Total non-current liabilities 5.330.031 5.247.319 Provisions (note 19) 89.588 123.049 Current financial liabilities (note 20) 230.065 262.497 Debts with associates (note 31) 0 443 Trade and other payables Suppliers 461.073 409.986 Other payables 142.894 106.171 Current income tax liabilities 7.957 16.196 Total trade and other payables (note 21) 611.924 532.353 Other current liabilities (note 22) 140.186 134.664 Total current liabilities 1.071.763 1.053.006 Total liabilities 6.401.794 6.300.325 Total equity and liabilities 10.129.772 9.601.715 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Profit and Loss for the years ended 31 December 2016, 2015 and 2014 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Expressed in thousands of Euros) 31/12/16 31/12/15 31/12/14 Continuing Operations Net revenue (notes 6 and 23) 4.049.830 3.934.563 3.355.384 Cost of sales (2.137.539) (2.003.565) (1.656.170) Gross Profit 1.912.291 1.930.998 1.699.214 Research and Development (197.617) (224.193) (180.753) Selling, General and Administration expenses (775.266) (736.435) (660.772) Operating Expenses (972.883) (960.628) (841.525) Operating Result 939.408 970.370 857.689 Finance income 9.934 5.841 3.069 Finance costs (244.829) (240.335) (225.035) Change in fair value of financial instruments (7.610) (25.206) (20.984) Impairment and gains /(losses) on disposal of financial instruments -- -- (5) Exchange differences 8.916 (12.140) (18.472) Finance result (note 26) (233.589) (271.840) (261.427) Share of losses of equity accounted investees (note 10) 6.933 (8.280) (6.582) Profit before income tax from continuing operations 712.752 690.250 589.680 Income tax expense (note 27) (168.209) (158.809) (122.597) Profit after income tax from continuing operations 544.543 531.441 467.083 Consolidated profit for the year 544.543 531.441 467.083 Profit attributable to the Parent 545.456 532.145 470.253 Loss attributable to non-controlling interest (note 17) (913) (704) (3.170) Basic earnings per share (Euros) (see note 16) 0,80 0,78 0,69 Diluted earnings per share (Euros) (see note 16) 0,80 0,78 0,69 The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended 31 December 2016, 2015 and 2014 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/16 31/12/15 31/12/14 Consolidated profit for the year 544.543 531.441 467.083 Items for reclassification to profit or loss Translation differences 103.833 290.635 303.077 Translation differences / Cash Flow Hedge (6.809) -- -- Available for sale financial Assets (5.219) -- -- Equity accounted investees (note 10) / Translation differences 10.671 2.673 1.287 Cash flow hedges - effective part of changes in fair value 14.501 55.305 34.556 Cash flow hedges - amounts taken to profit or loss (7.426) (25.206) (20.711) Other comprehensive income (4.810) 4.575 (406) Tax effect (2.462) (12.093) (3.865) Other comprehensive income for the year, after tax 102.279 315.889 313.938 Total comprehensive income for the year 646.822 847.330 781.021 Total comprehensive income attributable to the Parent 647.667 848.603 783.931 Total comprehensive expense attributable to the non-controlling interests (845) (1.273) (2.910) The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2016	31/12/15	31/12/14
Cash flows from operating activities			
Profit before tax	**712.752**	**690.250**	**589.680**
Adjustments for:	**391.986**	**460.564**	**501.233**
Amortization and depreciation (note 25)	201.869	189.755	189.472
Other adjustments:	190.117	270.809	311.761
(Profit) / losses on equity accounted investments (note 10)	(6.933)	8.280	6.582
Impairment of assets and net provision charges	(23.079)	(564)	(21.388)
(Profit) / losses on disposal of fixed assets	(2.987)	6.721	8.711
Government grants taken to income	(1.681)	(1.854)	(704)
Finance cost / (income)	236.034	256.129	233.954
Other adjustments	(11.237)	2.097	84.606
Change in operating assets and liabilities	**(164.319)**	**(77.058)**	**95.281**
Change in inventories	(173.003)	(120.641)	(97.023)
Change in trade and other receivables	(25.180)	144.405	26.900
Change in current financial assets and other current assets	(2.610)	(5.565)	(2.506)
Change in current trade and other payables	36.474	(95.257)	167.910
Other cash flows used in operating activities	**(387.141)**	**(330.978)**	**(207.266)**
Interest paid	(180.497)	(171.380)	(175.524)
Interest recovered	8.685	4.316	3.401
Income tax (paid) / received	(215.329)	(163.914)	(35.143)
Net cash from operating activities	**553.278**	**742.778**	**978.928**
Cash flows from investing activities			
Payments for investments	**(509.078)**	**(647.417)**	**(1.535.527)**
Group companies, associates and business units (notes 3, 2 (c) and 11)	(202.727)	(58.609)	(1.234.952)
Property, plant and equipment and intangible assets	(292.690)	(567.020)	(287.039)
Property, plant and equipment	(249.416)	(522.587)	(235.894)
Intangible assets	(43.274)	(44.433)	(51.145)
Other financial assets	(13.661)	(21.788)	(13.536)
Proceeds from the sale of investments	**2.426**	**14.307**	**14.423**
Property, plant and equipment	2.426	14.307	14.423
Net cash used in investing activities	**(506.652)**	**(633.110)**	**(1.521.104)**
Cash flows from financing activities			
Proceeds from and payments for equity instruments	(11.766)	12.695	(69.252)
Payments for treasury stock (note 15 (d))	(12.686)	(58.457)	(69.252)
Sales of treasury stock (note 15 (d))	920	71.152	--
Proceeds from and payments for financial liability instruments	(80.149)	28.953	1.226.339
Issue	81.513	178.686	5.197.142
Redemption and repayment	(161.662)	(149.733)	(3.970.803)
Dividends and interest on other equity instruments	(216.151)	(216.772)	(156.007)
Dividends paid	(216.151)	(221.772)	(156.007)
Dividends received	--	5.000	--
Other cash flows from / (used in) financing activities	(21.492)	17.086	(159.962)
Financing costs included on the amortised costs of the debt	--	--	(183.252)
Other amounts from / (used in) financing activities	(21.492)	17.086	23.290
Net cash from/(used in) financing activities	**(329.558)**	**(158.038)**	**841.118**
Effect of exchange rate fluctuations on cash	**35.441**	**111.724**	**71.427**
Net increase in cash and cash equivalents	**(247.491)**	**63.354**	**370.369**
Cash and cash equivalents at beginning of the year	**1.142.500**	**1.079.146**	**708.777**
Cash and cash equivalents at year end	**895.009**	**1.142.500**	**1.079.146**

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity
for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to shareholders of the Parent												
							Accumulated other comprehensive income						
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury stock	Translation differences	Available for sale financial assets	Other comprehensive income	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2013	119.604	910.728	883.415	345.551	(68.755)	–	(63.490)	–	–	(25.791)	2.101.262	5.942	2.107.204
Translation differences	–	–	–	–	–	–	304.104	–	–	–	304.104	260	304.364
Cash flow hedges	–	–	–	–	–	–	–	–	–	9.980	9.980	–	9.980
Other comprehensive income	–	–	–	–	–	–	–	–	(406)	–	(406)	–	(406)
Other comprehensive expense for the year	–	–	–	–	–	–	304.104	–	(406)	9.980	313.678	260	313.938
Profit/(loss) for the year	–	–	–	470.253	–	–	–	–	–	–	470.253	(3.170)	467.083
Total comprehensive income / (expense) for the year	–	–	–	470.253	–	–	304.104	–	(406)	9.980	783.931	(2.910)	781.021
Net change in treasury stock (note 15 (d))	–	–	–	–	–	(69.252)	–	–	–	–	(69.252)	–	(69.252)
Acquisition of non-controlling interests (note 15 (c))	–	–	(1.706)	–	–	–	–	–	–	–	(1.706)	1.740	34
Other changes	–	–	(105)	–	–	–	–	–	–	–	(105)	(7)	(112)
Interim dividend	–	–	–	–	(85.944)	–	–	–	–	–	(85.944)	–	(85.944)
Distribution of 2013 profit													
Reserves	–	–	275.488	(275.488)	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	(70.063)	–	–	–	–	–	–	(70.063)	–	(70.063)
Interim dividend	–	–	(68.755)	–	68.755	–	–	–	–	–	–		–
Operations with shareholders or owners	–	–	204.922	(345.551)	(17.189)	(69.252)	–	–	–	–	(227.070)	1.733	(225.337)
Balance at 31 December 2014	119.604	910.728	1.088.337	470.253	(85.944)	(69.252)	240.614	–	(406)	(15.811)	2.658.123	4.765	2.662.888
Translation differences	–	–	–	–	–	–	293.877	–	–	–	293.877	(569)	293.308
Cash flow hedges (note 15 (f))	–	–	–	–	–	–	–	–	–	19.140	19.140	–	19.140
Other comprehensive income	–	–	–	–	–	–	–	–	3.441	–	3.441	–	3.441
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	293.877	–	3.441	19.140	316.458	(569)	315.889
Profit/(loss) for the year	–	–	–	532.145	–	–	–	–	–	–	532.145	(704)	531.441
Total comprehensive income / (expense) for the year	–	–	–	532.145	–	–	293.877	–	3.441	19.140	848.603	(1.273)	847.330
Net change in treasury stock (note 15 (d))	–	–	2.018	–	–	10.677	–	–	–	–	12.695	–	12.695
Acquisition of non-controlling interests (note 15 (c))	–	–	(1.770)	–	–	–	–	–	–	–	(1.770)	1.767	(3)
Other changes	–	–	324	–	–	–	–	–	–	–	324	(72)	252
Interim dividend	–	–	–	–	(119.615)	–	–	–	–	–	(119.615)	–	(119.615)
Distribution of 2014 profit													–
Reserves	–	–	368.096	(368.096)	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	(102.157)	–	–	–	–	–	–	(102.157)	–	(102.157)
Interim dividend	–	–	(85.944)	–	85.944	–	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	282.724	(470.253)	(33.671)	10.677	–	–	–	–	(210.523)	1.695	(208.828)
Balance at 31 December 2015	119.604	910.728	1.371.061	532.145	(119.615)	(58.575)	534.491	–	3.035	3.329	3.296.203	5.187	3.301.390
Translation differences	–	–	–	–	–	–	114.436	–	–	–	114.436	68	114.504
Available for sale financial assets	–	–	–	–	–	–	–	(5.219)	–	–	(5.219)	–	(5.219)
Cash flow hedges (note 15 (f))	–	–	–	–	–	–	–	–	–	(3.329)	(3.329)	–	(3.329)
Other comprehensive income	–	–	–	–	–	–	–	–	(3.677)	–	(3.677)	–	(3.677)
Other comprehensive income / (expense) for the year	–	–	–	–	–	–	114.436	(5.219)	(3.677)	(3.329)	102.211	68	102.279
Profit/(loss) for the year	–	–	–	545.456	–	–	–	–	–	–	545.456	(913)	544.543
Total comprehensive income / (expense) for the year	–	–	–	545.456	–	–	114.436	(5.219)	(3.677)	(3.329)	647.667	(845)	646.822
Net change in treasury stock (note 15 (d))	–	–	(182)	–	–	(10.135)	–	–	–	–	(10.317)	–	(10.317)
Acquisition of non-controlling interests (note 15 (c))	–	–	(2.737)	–	–	–	–	–	–	–	(2.737)	2.737	–
Other changes	–	–	6.816	–	–	–	–	–	–	–	6.816	(582)	6.234
Interim dividend	–	–	–	–	(122.908)	–	–	–	–	–	(122.908)	–	(122.908)
Distribution of 2015 profit													
Reserves	–	–	319.287	(319.287)	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	(93.243)	–	–	–	–	–	–	(93.243)	–	(93.243)
Interim dividend	–	–	–	(119.615)	119.615	–	–	–	–	–	–	–	–
Operations with shareholders or owners	–	–	323.184	(532.145)	(3.293)	(10.135)	–	–	–	–	(222.389)	2.155	(220.234)
Balance at 31 December 2016	119.604	910.728	1.694.245	545.456	(122.908)	(68.710)	648.927	(5.219)	(642)	–	3.721.481	6.497	3.727.978

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2016 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as endorsed by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2016, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. These consolidated annual accounts for 2016 show comparative figures for 2015 and voluntarily show figures for 2014 from the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. The Board of Directors of Grifols, S.A. authorized these consolidated annual accounts for issue at their meeting held on 24 February 2017 without any modifications. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2016 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 30). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models. The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 7. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2016, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognized prospectively. Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 15(f) and 30). Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred (see note 4(j) and 9(c)). If the lease contract is renewed or amended the Group conducts a new evaluation. Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations. Details of the fair value methods used by the Group are provided in note 3. Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 29. Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amount and timing of future taxable profits (see notes 4(t) and 27). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. Grifols management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2016, 2015 and 2014, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence it has been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence it has been fully consolidated. Changes in associates and joint control are detailed in note 10. Changes in subsidiaries In 2016 Grifols incorporated the following companies: PBS Acquisition Corp. (USA) Grifols Diagnostics Equipment Taiwan Limited (Taiwan) Grifols Innovation and New Technologies Limited (Ireland) On 12 December 2016, the Group company Grifols Innovation and New Technologies Limited has subscribed a share capital increase in the capital of VCN Bioscience, S.L. of Euros 5 million. After this capital increase, Grifols interest has risen to 81.34% in 2016. Grifols subscribed another two capital increases on 14 February 2014 and 16 November 2015 with the Group company Gri-Cel, S.A. of Euros 700 thousand and Euros 2,549 thousand, respectively (see note 3(a)). With effect as of 1November 2016, Grifols Brasil, Lda. and Gri-Cei, S.A Produtos para Trasfusao entered into a merger agreement. The surviving company was Grifols Brasil, Lda. In August 2016, July 2015 and May 2014 Araclon Biotech , S.L carried out three share capital increases of Euros 6.7 million, Euros 6 million and Euros 7 million, respectively. After these capital increases Grifols interest rises to 73.22% in 2016 (see note 15 (c)).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols’ interest has risen to 100% in 2016. On 3 March, 2016 the Group announced the acquisition of a further 32.93% stake in Progenika for Euros 25 million following the exercise of call and put options agreed in February 2013. Grifols has paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group granted to the selling shareholders the option to resell the Class B shares during the first five days following the acquisition date. As a result, Grifols owns 89.25% of Progenika’s share capital at 31 December 2016. With effect as of 1 January 2016, Progenika Biopharma, S.A and Brainco Biopharma, S.L entered into a merger agreement. The surviving company being Progenika Biopharma, S.A. On 9 February 2015 the Group acquired 100% of the assets of Gripdan Invest, S.L for Euros 46 million in the form of a cash payment. Effective 1 January 2015: Plasmacare, Inc and Biomat USA, Inc entered into a merger agreement, the surviving company being Biomat USA, Inc. Proteomika, S.L.U. and Progenika Biopharma, S.A entered into a merger agreement, the surviving company being Progenika Biopharma, S.A. Arrahona Optimus, S.L and Grifols, S.A entered into a merger agreement, the surviving company being Grifols, S.A. In 2014 Grifols incorporated the following companies: Grifols Worldwide Operations USA, Inc. (USA) Grifols Japan K.K. (Japan) Grifols India Healthcare Private Ltd. (India) On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million) (see note 3(b)). Changes in associates and joint control Changes in associates and joint control are detailed in note 10. (c) Amendments to IFRS in 2016, 2015 and 2014 In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these consolidated annual accounts of the Group.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Effective date in 2014 Standards IASB effective date EU effective date IAS 32 Amendments to IAS: Offsetting financial assets and financial liabilities 1 January 2014 1 January 2014 IAS 36 Recoverable amount disclosures for non-financial assets (amendments to IAS 36) (issued on 29 May 2013) 1 January 2014 1 January 2014 IAS 39 Novation of Derivatives and Continuation of hedge Accounting (Amendments to IAS 39) )issued on 27 June 2013) 1 January 2014 1 January 2014 IFRIC 21 Interpretation 21 Levies (issued on 20 May 2013) 1 January 2014 17 June 2014 (*) IFRS 10 IFRS 12 IAS 27 Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27) (issued on 31 October 2012) 1 January 2014 1 January 2014 (*) early adopted Mandatory application for annual periods beginning on or after : Effective date in 2015 Standards IASB effective date EU effective date IAS 19 Defined Benefit Plans: employee contributions (amendments to IAS 19) 1 July 2014 1 February 2015 (*) Various Annual improvements to IFRSs 2010-2012 cycle 1 July 2014 1 February 2015 (*) Various Annual improvements to IFRSs 2011-2013 cycle 1 July 2014 1 January 2015 (*) (*) early adopted Mandatory application for annual periods beginning Effective date in 2016 Standards IASB effective date EU effective date IAS 16 IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation (issued on 12 May 2014) 1 January 2016 1 January 2016 IFRS 11 Accounting for Acquisitions of Interests in Joint Operations (issued on 6 M ay 2014) 1 January 2016 1 January 2016 IAS 27 Equity Method in Separate Financial Statements (issued on 12 August 2014) 1 January 2016 1 January 2016 Various Annual Improvements to IFRSs 2012-2014 cycle (issued on 25 September 2014) 1 January 2016 1 January 2016 IAS 1 Disclosure Initiative (issued on 18 December 2014) 1 January 2016 1 January 2016 Mandatory application for annual periods beginning on or after:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The application of these standards and interpretations has had no material impact on these consolidated annual accounts.

Standards issued but not effective in 2016

Standards		Mandatory application for annual periods beginning on or after: IASB effective date	EU effective date
IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (issued on 19 January 2016)	1 January 2017	pending
IAS 7	Disclosure Initiative (issued on 29 January 2016)	1 January 2017	pending
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 12	1 January 2017	pending
IFRS 15	Revenue from contracts with Customers (issued on 28 May 2014)	1 January 2018	1 January 2018
IFRS 15	Clarification to IFRS15 Revenue from Contracts with Customers (issued on 12 April 2016)	1 January 2018	pending
IFRS 9	Financial instruments (issued on 24 July 2014)	1 January 2018	1 January 2018
IFRS 2	Classification and Measurement of Share-based Payment Transactions (issued on 20 June 2016)	1 January 2018	pending
IFRS 4 IFRS 9	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (issued on 12 September 2016)	1 January 2018	pending
IFRIC 22	IFRIC 22 Interpretation: Foreign currency translations and Advance Consideration	1 January 2018	pending
IAS 40	Amendments to IAS 40: Transfers of Investment Property	1 January 2018	pending
Various	Annual improvements to IFRSs 2014 - 2016 cycle (issued on 8 December 2016) - IFRS 1, IAS 28	1 January 2018	pending
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	pending
IFRS 10 IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (issued on 11 September 2014)	deferred indefinitely	deferred indefinitely

At the date of issue of these consolidated annual accounts, the Group is analyzing the impact of the application of theabove standards or interpretations published by the International Accounting Standards Board (IASB). For IFRS 9 and 15, based on preliminary analysis, the Group does not expect that their application would have a material impact on the consolidated financial statements.

(3) Business Combinations

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2015 (a) VCN On 14 February 2014 and 16 November 2015, the Group company Gri-Cel, S.A, that centralises the Group’s investments in R&D projects in fields of medicine other than its core business, subscribed both share capital increases in the capital of VCN Bioscience, S.L for Euros 700 thousand and Euros 2,549 thousand, respectively. After this capital increase, Grifols’ interest rises to 68.01% in 2015 and the company is fully consolidated at year end. Since 2016, the Group company GIANT centralize the Group’s investments in R&D projects in fields of medicine other than its core business. 2014 (b) Novartis’ Diagnostic unit On 9 January 2014 the Group acquired the transfusion medicine and immunology Diagnostic unit of the Swiss company Novartis International AG for approximately US Dollars 1,653 million (Euros 1,215 million). This transaction was structured through a newly-created 100% Grifols-owned subsidiary, Grifols Diagnostics Solutions, Inc. (formerly G-C Diagnostics Corp.) (USA) and this transaction was initially financed through a US Dollars 1,500 million bridge loan. Grifols has expanded its portfolio by including Novartis’ diagnostic products for transfusion medicine and immunology, including its highly innovative, market-leading NAT technology (Nucleic Acid Amplification Techniques), instrumentation and equipment for blood screening, specific software and reagents. The assets acquired include patents, brands and licenses, together with the production plant at Emeryville (California, United States) and commercial offices in United States, Switzerland and Hong Kong (for the Asia-Pacific region) among others. Novartis’ Diagnostic business did not operate as a separate legal entity or segment, so the acquired business was structured as an asset deal, with the exception of the Hong Kong subsidiary, which was acquired via a share deal. This strategic operation strengthened Grifols’ Diagnostic division, particularly in the US, with a very strong and specialised commercial organization. It will also diversify Grifols’ business by promoting an activity area that complements the Bioscience division. The diagnostic business being purchased from Novartis, focused on guaranteeing the safety of blood donations for transfusions or to be used in the production of plasma derivatives, complements and expands Grifols' existing product range. Grifols will become a vertically integrated company able to provide solutions for blood and plasma donor centers, with the most complete product portfolio in the immunohematology field, including reagents using gel technology, multicard and the new genotyping technologies from Progenika acquired in 2013. After taking on the employees of Novartis, Grifols' workforce increased by approximately 550 employees. Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousands of Euros Thousands of US Dollars Cost of the business combination 1,214,527 1,652,728 Total business combination cost 1,214,527 1,652,728 Fair value of net assets acquired 226,123 307,707 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 7) 988,404 1,345,021 Payment in cash 1,214,527 1,652,728 Cash and cash equivalents of the acquired company (3,900) (5,307) Net cash outflow for the acquisition 1,210,627 1,647,421 Goodwill generated in the acquisition was attributed to the workforce and other expected benefits from the business combination of the assets and activities of the Group. Goodwill has been allocated to the “Diagnostic” segment and is tax deductible in the United States. Royalties relate to several license agreements entered into with pharmaceutical companies to manufacture and sell the licensed products using certain NAT technology-based patents and are presented in the “Raw materials and Other” Segment. Revenues relating to royalties amounted to Euros 76.5 million. Expenses incurred in this transaction for the year ended 31 December 2014 amount to Euros 8.9 million (Euros 19 million for the fiscal year 2013). Had the acquisition taken place at 1 January 2014, the Group’s revenue and consolidated profit would not have varied significantly. The revenue and operating profit between the acquisition date and 31 December 2014 amounted to Euros 561 million and Euros 117 million, respectively. The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities acquired were as follows: Thousands of Euros Thousands of US Dollars Intangible assets (note 8) 50,705 69,000 Property, plant and equipment (note 9) 78,841 107,286 Inventories 63,852 86,891 Trade and other receivables 113,978 155,102 Deferred tax assets (note 27) 34,899 47,491 Other assets 2,884 3,926 Cash and cash equivalents 3,900 5,307 Total assets 349,059 475,003 Current provisions (note 19) 66,138 90,000 Trade and other payables 30,652 41,711 Other current liabilities 26,146 35,585 Total liabilities and contingent liabilities 122,936 167,296 Total net assets acquired 226,123 307,707 Fair Value Fair values were determined using the following methods:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Intangible assets: the fair value of intangible assets was calculated using the “royalty relief method” based on existing royalty agreements. Property, plant and equipment: the fair value of property, plant and equipment was determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets. Fair values were obtained from an independent valuation. Contingent liabilities: the fair value of contingent liabilities was determined under different scenarios using the forecast payments and a probability scenario. (4) Significant Accounting Policies (a) Subsidiaries and associates Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. The Group controls a subsidiary when it has the substantive rights in force that provide the ability to manage relevant activities. The Group is exposed or has the right to variable returns for its involvement in the subsidiaries when the returns obtained vary depending on the economic performance of the subsidiaries. The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control. Subsidiaries are excluded from the consolidated Group from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated upon consolidation. The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances. The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company. Associates are entities over which the Company, either directly or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those entities. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Group or other entities, are considered when assessing whether an entity has significant influence. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. Investments in associates are initially recognized at acquisition cost, including any cost directly attributable to the acquisition and any consideration receivable or payable contingent on future events or on compliance with certain conditions. The excess of the cost of the investment over the Group’s share of the fair values of the identifiable net assets is recognized as goodwill, which is included in the carrying amount of the investment. Any shortfall, once the cost of the investment and the identification and measurement of the associate’s net assets have been evaluated, is recognized as income when determining the investor’s share of the profit and loss of the associate for the year in which it was acquired. The accounting policies of associates have been harmonized in terms of timing and measurement, applying the policies described for subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group’s share of the profit and loss of an associate from the date of acquisition is recognized as an increase or decrease in the value of the investments, with a credit or debit to share of the profit and loss for the year of “equity-accounted investees” in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The Group’s share of other comprehensive income of associates from the date of acquisition is recognized as an increase or decrease in the investments in associates with a balancing entry recognized by type in other comprehensive income. The distribution of dividends is recognized as a decrease in the value of the investment. The Group’s share of profit and loss, including impairment losses recognized by the associates, is calculated based on income and expenses arising from application of the acquisition method. The Group’s share of the profit and loss of an associate and changes in equity is calculated to the extent of the Group’s interest in the associate at year end and does not reflect the possible exercise or conversion of potential voting rights. However, the Group’s share is calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of associates. Information on the subsidiaries and associates included in the consolidated Group is presented in Appendix I. (b) Business combinations On the date of transition to IFRS-EU, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognized using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date. The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010. The Group applies the acquisition method for business combinations. The acquisition date is the date on which the Group obtains control of the acquiree. Business combinations made subsequent to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, equity instruments issued and any additional consideration contingent on future events or the fulfilment of certain conditions, in exchange for control of the acquiree. The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized. At the acquisition date the Group recognizes at fair value the assets acquired and liabilities assumed. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be reliably measured. The Group also recognizes indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount. This criterion does not include non-current assets or disposal groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts. The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss. When a business combination has been provisionally determined, net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period. The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognized in consolidated profit and loss. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard. Business combinations made prior to 1 January 2010 The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognized as a prospective adjustment to the cost of the business combination. Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognized in profit and loss. (c) Non-controlling interests Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognized at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognized at the proportional part of the equity of the subsidiaries at the date of first consolidation. Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit and loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated statement of profit and loss (consolidated statement of comprehensive income). The consolidated profit and loss for the year, consolidated comprehensive income and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, Group and non-controlling interests are calculated taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries. Profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the noncontrolling interests are recognized as a separate transaction. The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognized as an equity instrument transaction. Consequently, no new acquisition cost arises on increases, nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognized in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognized at their share of the net consolidated assets, including goodwill. (d) Joint arrangements Joint arrangements are those in which there is a contractual agreement to share the control over an economic activity, in such a way that the decisions over relevant activities require the unanimous consent of the Group and the remaining venturers. Investments in joint arrangements are accounted for using the equity method. The acquisition cost of investments in joint arrangements is determined consistently with that established for investments in associates. (e) Foreign currency transactions and balances (i) Functional and presentation currency The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent. (ii) Foreign currency transactions, balances and cash flows Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined. In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognized separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iii) Translation of foreign operations The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria: Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at the reporting date; Income and expenses, including comparative amounts, are translated using the previous month's exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction; Translation differences resulting from application of the above criteria are recognized in other comprehensive income. (f) Borrowing costs In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognizes borrowing costs directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalized borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalized cannot exceed the amount of borrowing costs incurred during that period. The capitalized borrowing costs include adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group. The Group begins capitalizing borrowing costs as part of the cost of a qualifying asset when it incurs expenditure for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalizing borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalization of borrowing costs is suspended when active development is interrupted for extended periods. (g) Property, plant and equipment (i) Initial recognition Property, plant and equipment are recognized at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalized production costs are recognized by allocating the costs attributable to the asset to “Self-constructed non-current assets” in the consolidated statement of profit and loss. At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards. (ii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group determines the depreciation charge separately for each item for a component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset. Property, plant and equipment are depreciated using the following criteria:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Depreciation method Rates Buildings Straight line 1% - 3% Other property, technical equipment and machinery Straight line 4%-10% Other property, plant and equipment Straight line 7% - 33% The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iii) Subsequent recognition Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit and loss as incurred. Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (iv) Impairment The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below. (h) Intangible assets (i) Goodwill Goodwill is generated on the business combinations and is calculated using the criteria described in the section on business combinations. Goodwill is not amortized, but is tested for impairment annually or more frequently whenever there is an indication that goodwill may be impaired. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. (ii) Internally generated intangible assets Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred. Costs related with development activities are capitalized when: The Group has technical studies that demonstrate the feasibility of the production process; The Group has undertaken a commitment to complete production of the asset, to make it available for sale or internal use; The asset will generate sufficient future economic benefits; The Group has sufficient technical and financial resources to complete development of the asset and has devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditure actually attributable to the different projects.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The cost of internally generated assets by the Group is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated statement of profit and loss. Expenditure on activities that contribute to increasing the value of the different businesses in which the Group as a whole operates is expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets. (iii) Other intangible assets Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortization and impairment losses. Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually. (iv) Intangible assets acquired in business combinations The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements. The cost of identifiable intangible assets acquired in the business combination of the Progenika Group includes the fair value of the currently marketed products sold and which are classified under “Other intangible assets” and “Development costs”. The cost of identifiable intangible assets acquired in the Talecris business combination includes the fair value of currently marketed products sold and which are classified under “Other intangible assets”. (v) Useful life and amortization rates The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows. Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria: Amortisation method Rates Development expenses Straight line 20% - 33% Concessions, patents, licences, trademarks and similar Straight line 7% - 20% Computer software Straight line 16% - 33% Currently marketed products Straight line 3% - 10% The depreciable amount is the cost or deemed cost of an asset, less its residual value. The Group does not consider the residual value of its intangible assets to be material. The Group reviews the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (i) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation, to verify whether the carrying amount of these assets exceeds the recoverable amount. The Group tests goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired. The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset. Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss. Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs of disposal, its value in use and zero. At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognized in consolidated profit and loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. A reversal of an impairment loss for a CGU is allocated to the assets of each unit, except goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable amount and the carrying amount that would have been disclosed, net of amortization or depreciation, had no impairment loss been recognized. (j) Leases (i) Lessee accounting records The Group has rights to use certain assets through lease contracts. Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. Finance leases At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as an expense in the years in which they are incurred. Operating leases Lease payments under an operating lease (excluding incentives) are recognized as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit. (ii) Leasehold investments Non-current investments in properties leased from third parties are recognized on the basis of the same criteria for property, plant and equipment. Investments are amortized over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease. (iii) Sale and leaseback transactions Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease. When the leaseback is classified as an operating lease: If the transaction is established at fair value, any profit and loss on the sale is recognized immediately in the consolidated statement of profit and loss for the year; If the sale price is below fair value, any profit and loss is recognized immediately in the consolidated statement of profit and loss. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used. (k) Financial instruments (i) Classification of financial instruments Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation. Financial instruments are classified into the following categories for valuation purposes: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. Financial instruments are classified into different categories based on the nature of the instruments and the Group’s intentions on initial recognition. Regular way purchases and sales of financial assets are recognized using trade date accounting, i.e. when the Group commits itself to purchase or sell an asset. a) Financial assets and liabilities at fair value through profit and loss Financial assets and financial liabilities at fair value through profit and loss are those which are classified as held for trading or which the Group designated as such on initial recognition. A financial asset or financial liability is classified as held for trading if:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) It is acquired or incurred principally for the purpose of selling or repurchasing it in the near term; It forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or It is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. Financial assets and financial liabilities at fair value through profit and loss are initially recognized at fair value. Transaction costs directly attributable to the acquisition or issue are recognized as an expense when incurred. After initial recognition, they are recognized at fair value through profit and loss. The Group does not reclassify any financial assets or liabilities from or to this category while they are recognized in the consolidated balance sheet. b) Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognized initially at fair value, including transaction costs, and subsequently measured at amortized cost using the effective interest method. c) Financial assets and financial liabilities carried at cost Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can be reliably measured subsequently on an ongoing basis, they are accounted for at fair value and any gain or loss is recognized in accordance with their classification. (ii) Offsetting principles A financial asset and a financial liability are offset only when the Group currently has the legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. (iii) Fair value When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized within different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities. Level 2: inputs other than prices included in Level 1 that are observable for the asset or liability, either directly (i.e. derived from prices) or indirectly. Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). If the inputs used to measure the fair value of an asset or a liability are categorized within different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. (iv) Amortized cost The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility. (v) Impairment of financial assets carried at cost The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognized directly against the value of the asset and not as an allowance account. (vi) Impairment of financial assets carried at amortized cost In the case of financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used. The Group recognizes impairment losses and unrecoverable loans and receivables and debt instruments by recognizing an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account. The impairment loss is recognized in profit and loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognized. The loss can only be reversed to the limit of the amortized cost of the assets had the impairment loss not been recognized. The impairment loss is reversed against the allowance account. (vii) Available for sale financial assets Available for sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss. A financial asset that the Group pretends to held to maturity or that it is a loan or receivable can also be designated as available for sale in the initial recognition. This category usually includes all debt securities traded on active markets that have not been designated as held-to-maturity, as well as equity investments that have not been classified as fair value through profit and loss. A gain or loss on an available for sale financial asset shall be recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. When a decline in the fair value of an available for sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit and loss as a reclassification adjustment even though the financial asset has not been derecognized.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (viii) Financial liabilities Financial liabilities, including trade and other payables, which are not classified at fair value through profit and loss, are initially recognized at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortized cost using the effective interest method. (ix) Derecognition of financial assets The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognizes financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met: Payment of the cash flows is conditional on their prior collection; The Group is unable to sell or pledge the financial asset, and The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case: If the Group has not retained control, it derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer. If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognizes an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortized cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortized cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognizes any expense incurred on the associated liability. Recognized changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognized in liabilities. Transaction costs are recognized in profit and loss using the effective interest method.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (x) Derecognition and modifications of financial liabilities A financial liability, or part of it, is derecognized when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognized liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms. The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability. The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit and loss. (l) Hedge accounting Derivative financial instruments are initially recognized using the same criteria as those described for financial assets and financial liabilities. Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value. At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis). (i) Cash flow hedges The Group recognizes the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognized with a debit or credit to finance costs or finance income. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit and loss in the same period or periods during which the asset acquired or liability assumed affects profit and loss and under the same caption of the consolidated statement of profit and loss (consolidated statement of comprehensive income).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (m) Equity instruments The Group’s acquisition of equity instruments of the Parent is recognized separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognized in consolidated profit and loss. The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to reserves. Transaction costs related with treasury equity instruments, including issue costs related to a business combination, are accounted for as a reduction in equity, net of any tax effect. (n) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production. The raw material used to produce haemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and European Medicines Agency regulations, in order to guarantee that all the plasma is suitable for use in the production process. To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories. Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred. The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis. The transformation cost is allocated to each inventory unit on a FIFO (first-in, first-out) basis. The Group uses the same cost model for all inventories of the same nature and with a similar use. Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired. When the cost of inventories exceeds net realizable value, materials are written down to net realizable value, which is understood to be: For raw materials and other supplies, replacement cost. Nevertheless, raw materials and other supplies are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production; Merchandise and finished goods, estimated selling price less costs to sell;

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Work in progress, the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale. The previously recognized write-down is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”. (o) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed are classified under investing and financing activities, respectively. (p) Government grants Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached. (i) Capital grants Outright capital grants are initially recognized as deferred income in the consolidated balance sheet. Income from capital grants is recognized in the consolidated statement of profit and loss in line with the depreciation of the corresponding financed assets. (ii) Operating grants Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognized in the consolidated statement of profit and loss. (iii) Interest rate grants Financial liabilities comprising implicit assistance in the form of below-market interest rates are initially recognized at fair value. The difference between this value, adjusted where necessary for the issue costs of the financial liability and the amount received, is recognized as a government grant based on the nature of the grant awarded. (q) Employee benefits (i) Defined contribution plans The Group recognizes the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognized as an employee benefit expense in the corresponding consolidated statement of profit and loss in the year that the contribution was made. (ii) Termination benefits Termination benefits are recognized at the earlier of the date when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that involves the payment of termination benefits.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) For termination benefits payable as a result of an employee's decision to accept an offer of benefits, the time when the Group can no longer withdraw the offer of termination benefits is the earlier of when the employee accepts the offer and when a restriction on the Group's ability to withdraw the offer takes effect. For termination benefits payable as a result of the Group's decision to make an employee redundant, the Group can no longer withdraw the offer when it has informed the affected employees or union representatives of the plan and the actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made. The plan must identify the number of employees to be made redundant, their job classifications or functions and their locations and the expected completion date. The plan must also establish the termination benefits that employees will receive in sufficient detail that employees can determine the type and amount of benefits they will receive when their employment is terminated. If the Group expects to settle the termination benefits in full more than twelve months after year end, the liability is discounted using the market yield on high quality corporate bonds. (iii) Short-term employee benefits The Group recognizes the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognized when the absences occur. The Group recognizes the expected cost of profit-sharing and bonus plans when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made. (iv) Restricted Share Unit Retention Plan (RSU) The Group gives share-based payments to certain employees who render services to the Company. The fair value of the services received is determined based on the estimated fair value of the shares given at the grant date. Because the equity instruments granted do not vest until the employees complete a specified period of service, those services are accounted for during the vesting period in the income statement as an expense for the year, with the corresponding increase in equity. The amount recognized corresponds to that settled once the agreed terms have been met and it will not be adjusted or revalued during the accrual period, as the commitment is settled in the form of shares. The total amount recognized is calculated based on the incentive payable in shares, increasing in line with percentages agreed by the Group. If an employee decides to leave his/her job prior to the end of the accrual period, he/she will only receive the agreed incentive in the form of shares and the Company will be able to choose whether to settle in cash or using equity instruments (r) Provisions Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognized as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated statement of profit and loss item where the corresponding expense was recognized. (s) Revenue recognition Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition. (i) Sale of goods The Group recognizes revenue from the sale of goods when: It has transferred to the buyer the significant risks and rewards of ownership of the goods; It retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; The amount of revenue and the costs incurred or to be incurred can be measured reliably; It is probable that the economic benefits associated with the transaction will flow to the Group; and The costs incurred or to be incurred in respect of the transaction can be measured reliably. The Group participates in the government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material. As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognizes these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date. In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorized wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when it considers that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (ii) Services rendered Revenues associated with the rendering of service transactions are recognized by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that are recoverable. (iii) Interest income Until June 2012 the Group has been recognizing interest receivable from the different Social Security affiliated bodies in Spain, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group modified its estimate regarding late payment interest. Since June 2012 the Group has only been recognizing late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date provided that the Spanish Government has not imposed the waiver of late payment interest. (t) Income taxes The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Current and deferred tax are recognized as income or an expense and included in profit and loss for the year, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different year, directly in equity, or from a business combination. (i) Taxable temporary differences Taxable temporary differences are recognized in all cases except where: They arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (ii) Deductible temporary differences Deductible temporary differences are recognized provided that: It is probable that sufficient taxable income will be available against which the deductible temporary difference can be utilized, unless the differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income; The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset. Tax planning opportunities are only considered when assessing the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilized. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset. Deferred tax assets which do not meet the above conditions are not recognized in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognized now meet the conditions for recognition. (iv) Offset and classification The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realize the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered. Deferred tax assets and liabilities are recognized in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (u) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (v) Classification of assets and liabilities as current and non-current The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows: Assets are classified as current when they are expected to be realized or are intended for sale or consumption in the Group’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realized within twelve months after the reporting date or are cash or a cash equivalent, unless the assets may not be exchanged or used to settle a liability for at least twelve months after the reporting date. Liabilities are classified as current when they are expected to be settled in the Group's normal operating cycle, they are held primarily for the purpose of trading, they are due to be settled within twelve months after the reporting date or the Group does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting date, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting date and before the consolidated annual accounts are authorized for issue. (w) Environmental issues The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Property, plant and equipment acquired by the Group for long-term use to minimize the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Group’s operations, are recognized as assets applying the measurement, presentation and disclosure criteria described in note 4(g). (5) Financial Risk Management Policy (a) General The Group is exposed to the following risks associated with the use of financial instruments: Credit risk Liquidity risk Market risk: includes interest rate risk, currency risk and other price risks. This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 30 to the consolidated annual accounts. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. Details of exposure to credit risk are disclosed in note 30. Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents the Group’s entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, the Group’s debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes). On 28 October 2015 the Group received an additional loan from the European Investment Bank of up to Euros 100 million to mainly support investment in R&D. The financial conditions include a fixed interest rate for a period of ten years with a grace period of two years At 31 December 2016 the Group has total cash and cash equivalents of Euros 895 million (1,143 million at 31 December 2015). The Group also has approximately Euros 484 million in unused credit facilities, including Euros 284 million on the revolving credit facility. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse in those countries with long collection periods. Market risk Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (i) Currency risk The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency. The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies. Details of the Group’s exposure to currency risk at 31 December 2016 and 2015 of the most significant financial instruments are shown in note 30. (ii) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt. With the objective of managing interest-rate risks in cash flows, the Group manages cash flow interest rate risks through variable to fixed interest rate swaps. A significant part of the financing obtained accrues interest at fixed rates. This fixed interest debt (Senior Unsecured Notes) amounts to US Dollars 1,000 million, which represents approximately 21% of the Group’s total debt in US Dollars. The additional loan of Euros 100 million received from the European Investment Bank represents approximately 20% of the Group’s total debt in Euros. For the remaining senior debt in US Dollars, which totals US Dollars 3,769 million, the Group partially contracted a variable to fixed interest rate swap. At 30 June 2016 this US Dollars hedging expired and, as a consequence this hedging is not in place at 31 December 2016. At 31 December 2015 the notional amount of the swap contracted by the Group hedged 18% of the senior variable interest rate debt denominated in US Dollars. This nominal part decreased over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps was to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertook to exchange the difference between fixed interest and variable interest with other parties periodically. The difference was calculated based on the contracted notional amount (see notes 15 (f) and 30). Senior debt in Euros represents approximately 10% of the Group’s total Senior debt at 31 December 2016 and 31 December 2015. The Group partially contracted a variable to fixed interest rate swap. At 31 March 2016 this Euros hedging expired and, as a consequence this hedging is not in place at 31 December 2016. The nominal part of this hedging instrument amounted to Euros 100 million, representing hedging of 25% of the senior variable interest rate debt denominated in Euros at 31 December 2015 (see notes 15 (f) and 30). At 31 December 2016 there is no hedging in Euros or US Dollars. In previous years, the fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) was accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements. Total fixed-interest debt represents a total of 21% of debt at 31 December 2016 (36% at 31 December 2015 considering total fixed-interest debt plus interest rate hedging).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (iii) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a highly-concentrated sector. (b) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The directors consider various arguments to calculate capital structure: The directors control capital performance using rates of returns on equity (ROE). In 2016, the ROE stood at 15% (16% in December 2015). The ROE is calculated by dividing profit attributable to the Parent by the equity attributable to the Parent. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2016 and 2015, the Group complies with the covenants. Consideration of the Company's credit rating (see note 20). The Parent held Class A and B treasury stock equivalent to 0.2% of its capital at 31 December 2016 (0.17% at 31 December 2015). The Group does not have a formal plan for repurchasing shares. (6) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts. Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: Balance sheet: cash and cash equivalents, public entities, deferred tax assets and liabilities and loans and borrowings. Statement of profit and loss: finance result and income tax. There have been no significant inter-segment sales. (a) Operating segments The operating segments defined by the steering committee are as follows: Bioscience: including all activities related with products derived from human plasma for therapeutic use. Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

- Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2016, 2015 and 2014 as a percentage of net sales are as follows:

	Thousands of Euros		
	31/12/2016	**31/12/2015**	**31/12/2014**
Bioscience			
Haemoderivatives	3,228,269	3,032,110	2,512,705
Other haemoderivatives	6	1	805
Diagnostic			
Transfusional medicine	640,443	667,886	595,686
In vitro diagnosis	23,540	23,566	24,336
Hospital			
Fluid therapy and nutrition	46,210	45,621	53,771
Hospital supplies	52,373	50,624	41,029
Raw materials and others	58,989	114,755	127,052
Total	4,049,830	3,934,563	3,355,384

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that the Group sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems.

For management purposes, the Group excludes the Raw Material and Others segment from the geographical details as it relates to operations which do not form part of the Group's core business. Sales and assets of the Raw Material and Others segment correspond mainly to the United States.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Main customer

Revenues from a Bioscience segment customer represent approximately 10.7% of the Group's total revenues (10.1% in 2015 and 10.9% in 2014).

(7) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2015 are as follows:

		Thousands of Euros				
	Segment	**Balance at 31/12/2014**	Business Combination	Impairment	Translation differences	**Balance at 31/12/2015**
Net value						
Grifols UK.Ltd. (UK)	Bioscience	8,822	--	--	540	9,362
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	--	6,118
Biomat USA, Inc. and Plasmacare, Inc. (USA)	Bioscience	167,602	--	--	19,305	186,907
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,713	--	--	248	9,961
Grifols Therapeutics, Inc. (USA)	Bioscience	1,830,315	--	--	210,822	2,041,137
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	--	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,105,646	--	--	126,712	1,232,358
VCN Bioscience, S.L. (Spain)	Bioscience	--	2,590	(2,590)	--	--
		3,174,732	2,590	(2,590)	357,627	3,532,359
			(note 3(a))			

Details of and movement in this caption of the consolidated balance sheet at 31 December 2016 are as follows:

		Thousands of Euros		
	Segment	**Balance at 31/12/2015**	Translation differences	**Balance at 31/12/2016**
Net value				
Grifols UK.Ltd. (UK)	Bioscience	9,362	(1,337)	8,025
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	6,118
Biomat USA, Inc.(USA)	Bioscience	186,907	6,132	193,039
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,961	173	10,134
Grifols Therapeutics, Inc. (USA)	Bioscience	2,041,137	67,002	2,108,139
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	40,516
Grifols Diagnostic (Novartis) (USA, Switzerland and Hong Kong)	Diagnostic	1,232,358	39,666	1,272,024
		3,532,359	111,636	3,643,995

Impairment testing:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group has decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the recent acquisition will support not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies. The CGUs established by Management are: Bioscience Diagnostic The recoverable amount of the Bioscience CGU was calculated based on its value in use calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. The recoverable amount of the Diagnostic CGU was calculated based on its fair value less costs of disposal calculated as the present value of the future cash flows discounted at a discount rate considering the related inherent risk. This value in use and fair value less costs of disposal calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. The key assumptions used in calculating impairment of the CGUs for 2015 were as follows: Perpetual Growth rate Pre-tax discount rate Bioscience 2% 9.10% Diagnostic 2% 10.80% The key assumptions used in calculating impairment of the CGUs for 2016 have been as follows: Perpetual Growth rate Pre-tax discount rate Bioscience 2% 8.60% Diagnostic 2% 10.30% Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As the acquisition of Novartis diagnostic unit is a recent transaction and as the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment's net assets, specific information from the impairment test sensitivity analysis is not included.

At 31 December 2016 Grifols' stock market capitalization totals Euros 12,020 million (Euros 12,993 million at 31 December 2015).

(8) Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2016 and 2015 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2015 is as follows:

	Thousands of Euros			
	Balance at 31/12/2014	Additions	Translation differences	**Balance at 31/12/2015**
Cost of currently marketed products - Gamunex	988,386	--	113,846	1,102,232
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(118,057)	(35,697)	(14,643)	(168,397)
Accumulated amortisation of currently marketed products - Progenika	(4,359)	(2,379)	--	(6,738)
Carrying amount of currently marketed products	889,762	(38,076)	99,203	950,889

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 31 December 2016 is as follows:

	Thousands of Euros			
	Balance at 31/12/2015	Additions	Translation differences	**Balance at 31/12/2016**
Cost of currently marketed products - Gamunex	1,102,232	--	36,180	1,138,412
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(168,397)	(36,062)	(7,412)	(211,871)
Accumulated amortisation of currently marketed products - Progenika	(6,738)	(2,379)	--	(9,117)
Carrying amount of currently marketed products	950,889	(38,441)	28,768	941,216

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 31 December 2016 the residual useful life of currently marketed products is 24 years and 5 months (25 years and 5 months at 31 December 2015). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. At 31 December 2016 the residual useful life of currently marketed products acquired from Progenika is 6 years and 2 months (7 years and 2 months at 31 December 2015). (a) Self – constructed intangible assets At 31 December 2016 the Group has recognized Euros 29,034 thousand as self-constructed intangible assets (Euros 10,497 thousand at 31 December 2015). (b) Purchase commitments At 31 December 2016 the Group has intangible asset purchase commitments amounting to Euros 639 thousand (Euros 709 thousand at 31 December 2015). (c) Intangible assets with indefinite useful lives and other intangible in progress At 31 December 2016 the Group has plasma center licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 30,075 thousand (Euros 29,119 thousand at 31 December 2015). The Group has also an amount of Euros 52,272 thousand as development costs in progress (Euros 24,499 thousand at 31 December 2015). The Group has not recognized any amount corresponding to payments relating to license rights due to the Aradigm acquisition at 31 December 2016 (Euros 64,060 thousand at 31 December 2015). (d) Result on disposal of intangible assets Total profit incurred on disposals of intangible assets in 2016 amounts to Euros 7,198 thousand (losses of 265 thousand in 2015). (e) Impairment testing Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the Bioscience segment. These assets have been tested for impairment together with goodwill (see note 7). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2016 and 2015 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts. Property, plant and development under construction at 31 December 2016 and 2015 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Additions to property, plant and equipment in 2015 related mainly to the repurchase from related parties of industrial assets in the United States and Spain for a total amount of Euros 232 million (US Dollars 263 million) and Euros 45 million, respectively (see note 31). The Group exercised the options to purchase some of the assets at fair value included in the corresponding sale and leaseback agreements. In 2015, the Group sold a building acquired in 2014 to a related party for an amount of Euros 12 million, which corresponds to its acquisition price (see note 31). In 2016, the Group has capitalized interests for a total amount of Euros 13,019 thousand (Euros 9,795 thousand in 2015) a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2016 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. b) Losses on disposal of property, plant and equipment Total losses incurred on disposals of property, plant and equipment for 2016 amount to Euros 4,021 million (Euros 6,529 million in 2015). c) Assets under finance lease The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2015: Cost Accumulated depreciation Carrying amount Land and buildings 2,089 (1,102) 987 Plant and machinery 34,314 (15,971) 18,343 36,403 (17,073) 19,330 Thousands of Euros The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2016: Cost Accumulated depreciation Carrying amount Land and buildings 2,213 (1,421) 792 Plant and machinery 13,336 (4,784) 8,552 15,549 (6,205) 9,344 Thousands of Euros Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 20 (c). d) Self – constructed property, plant and equipment At 31 December 2016 the Group has recognized Euros 68,529 thousand as self -constructed property, plant and equipment (Euros 61,721 thousand at 31 December 2015).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) e) Purchase commitments At 31 December 2016 the Group has property, plant and equipment purchase commitments amounting to Euros 39,773 thousand (Euros 48,649 thousand at 31 December 2015). f) Impairment A group of assets forming part of the Hospital segment has been tested for impairment due to the decrease in the results of the segment and no impairment has been observed. The recoverable amount of the aforementioned assets is calculated based on the fair value less cost of disposal, using cash flow projections based on six-year financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached by the assets are extrapolated using a pre-tax discount rate of 10.3% and a perpetual growth rate of 2% (10.1% and 2% respectively in fiscal year 2015). (10) Equity Accounted Investees Details of this caption in the consolidated balance sheet at 31 December 2016 and 2015 are as follows: Thousands of Euros Thousands of Euros % ownership 31/12/2016 % ownership 31/12/2015 Aradigm Corporation 35.13% 9,291 35.00% 19,799 TiGenix N.V. -- -- 19.28% 7,199 Kiro Grifols, S.L 50.00% 13,888 50.00% 15,608 Alkahest, Inc. 47.58% 35,955 47.58% 34,122 Albajuna Therapeutics, S.L 30.00% 3,177 - - Interstate Blood Bank, Inc. 49.19% 31,090 - - Bio Blood Components Inc. 48.97% 38,725 - - Plasma Biological Services, LL 48.90% 25,890 - - Singulex, Inc. 20.00% 43,329 - - 201,345 76,728 The Group has determined that it has significant influence or joint control over these investments except for TiGenix, N.V. Movement in the investments in equity-accounted investees for the years ended at 31 December 2016, 2015 and 2014 have been as follows: 2016 2015 2014 Balance at 1 January 76,728 54,296 35,765 Acquisitions 136,072 33,039 24,325 Transfers (29,059) -- (499) Share of profit / (losses) 6,933 (8,280) (6,582) Share of other comprehensive income / translation differences 10,671 2,673 1,287 Collected dividends -- (5,000) -- Balance at 31 December 201,345 76,728 54,296 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Singulex, Inc. On 17 May 2016 Grifols subscribed and paid a capital increase for an amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (“Singulex”). As a result, Grifols holds a 20% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products. At the date of publication of these consolidated annual accounts, the Group did not have all the necessary information to determine the fair value of the assets, liabilities and contingent liabilities acquires. The summarized financial information of Singulex, Inc. corresponding to the last available financial statements is included below with the carrying amount of the Group’s interest. The information related to the statement of profit and loss is included only from the acquisition date. Thousand of Euros Non-current assets 6,730 Current assets 14,774 Non-current liabilities (14,095) Current liabilities (10,553) Total net assets (100%) (3,144) Group's share of net assets (20%) (629) Net revenue 20,667 Profit from continuing operations (100%) (19,452) Group's share of total comprehensive income (20%) (3,890) A reconciliation of the summarized financial information with the carrying amount of the Group’s interest is as follows: Thousand of Euros Group's share of net assets (629) Goodwill of equity method investment 33,809 Intangible assets 16,239 Deferred tax liabilities (6,090) Equity method accounted investment 43,329 Movement in Singulex, Inc.’s equity-accounted investment for the year ended 31 December 2016 is as follows: Thousand of Euros 2016 Balance at 1 January -- Acquisitions 44,107 Share of profit / (losses) (3,890) Share of other comprehensive income / translation differences 3,112 Balance at 31 December 43,329 Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, Llc.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), a group based in Memphis, Tennessee, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). GWWO also entered into an option agreement to purchase the remaining stakes for a price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see notes 11 and 30). The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 9 blood donation centers and one laboratory. At the date of publication of these consolidated annual accounts, the Group did not have all the necessary information to determine the fair value of the assets, liabilities and contingent liabilities acquires.

The summarized financial information of Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC. corresponding to the last available financial statements is included below with the carrying amount of the Group's interest. The information related to the statement of profit and loss is included only from the acquisition date.

	Thousands of Euros		
	IBBI	Bio-Blood	PBS
Non-current assets	10,870	5,523	6,640
Current assets	26,167	7,665	3,759
Non-current liabilities	(4,176)	--	(3,228)
Current liabilities	(8,817)	(5,964)	(14,203)
Total net assets (100%)	24,044	7,224	(7,032)
Group's share of net assets	11,827	3,538	(3,439)
Net revenue	31,106	37,999	16,160
Profit from continuing operations (100%)	1,413	(339)	532
Group's share of total comprehensive income	695	(166)	260

A reconciliation of the summarized financial information with the carrying amount of the Group's interest is as follows:

	Thousands of Euros		
	IBBI	Bio-Blood	PBS
Group's share of net assets	11,827	3,538	(3,439)
Goodwill of equity method investment	19,263	35,187	29,329
Equity method accounted investment	31,090	38,725	25,890

Movement in Interstate Blood Bank, Inc., Bio-blood Components, Inc. and Plasma Biological Services, LLC.'s equity-accounted investment for the year ended 31 December 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	IBBI	Bio-Blood	PBS
	2016	2016	2016
Balance at 1 January	--	--	--
Acquisitions	28,229	36,168	23,818
Share of profit / (losses)	695	(166)	260
Share of other comprehensive income / translation differences	2,166	2,723	1,812
Balance at 31 December	31,090	38,725	25,890

Albajuna Therapeutics, S.L

In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of a cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7.25 million.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social "la Caixa" and the Generalitat de Catalunya's Department of Health. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

Alkahest, Inc.

On 4 March 2015, the Group acquired 47.58% of the equity of Alkahest, Inc. ("Alkahest") for Euros 33 million (US Dollars 37.5 million) in the form of a cash payment in exchange for 47.58% of Alkahest's shares following the closing of the transaction. In addition Grifols will provide a further payment of US Dollars 12.5 million as part of the collaboration agreement and fund the development of plasma-based products, which may be commercialized by the Group throughout the world. Alkahest will receive milestone payments and royalties on sales of such products by Grifols.

Kiro Grifols, S.L.

On 19 September 2014 the Group subscribed a capital increase in Kiro Grifols, S.L *(formerly Kiro Robotics*, S.L.) for an amount of Euros 21 million, which represents 50% of the voting and economic rights of Kiro Grifols. The capital increase was paid by means of a monetary contribution.

Grifols also entered into *a joint venture & shareholders' agreement* (the "Joint Venture Agreement") with Kiro Grifols' partners: Mondragon Innovacion S.P.E, S.A.; Mondragon Assembly, S.Coop. and Agrupación de Fundición y Utillaje, S.Coop.. This agreement governs, among other matters, the capital increase subscribed by Grifols and the managing and governing bodies of Kiro Grifols, whether these are the Board of Directors or any other internal managing and governing bodies.

The acquisition of Kiro Grifols gives rise to a joint control business which is accounted for as an "Investment in equity-accounted investee", as none of the shareholders control the decisions regarding relevant activities or the governing bodies of the company.

During 2015, the Group collected an amount of Euros 5 million related to comprising dividends from Kiro Grifols.

TiGenix N.V.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) In 2016 the Group’s directors concluded that the significant influence over its TiGenix investment had ceased. The facts that lead to this conclusion are the resignation of its preferred rights to distribute the main drug under investigation by TiGenix and the fact that Grifols Group has no longer appointed board members and does not expect to appoint any more. Additionally it has been considered that the time needed for exercising its right of appointment of one board director is too long as to allow Grifols to participate in board decisions in due time. As a consequence the investment in TiGenix has been reclassified to Available for Sale Financial Assets. The effect of this reclassification resulted in a revaluation of the investment at fair value, determined based on the stock price of TiGenix as of 30 June 2016, and the related gain amounting to Euros 24 million has been accounted for under Share of income/losses of equity accounted investees in the consolidated statement of profit and loss. (11) Financial Assets Details of non-current financial assets on the consolidated balance sheet at 31 December 2016 and 2015 are as follows: 31/12/2016 31/12/2015 Non-current loans (a) 40,201 25,000 Non-current derivatives (note 30) 13,665 -- Non-current investment in quoted shares (note 10) 29,998 507 Non-current guarantee deposits 4,603 3,979 Other non-current financial assets 1,078 902 Total non-current financial assets 89,545 30,388 Thousands of Euros (a) Non-current loans On 22 April 2016, the Group’s subsidiary, Grifols Worldwide Operations Limited, subscribed convertible bonds for an amount of US Dollars 19,950 thousand (Euros 17,997 thousand) issued by Aradigm that bear at an interest rate of 9% and mature in 2021 (see notes 30 and 31). The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on 1 May and 1 November of each year. At the date of these consolidated annual accounts Aradigm has paid the Group an amount of Euros 839 thousand on the convertible bonds. Upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. At the date of these consolidated annual accounts, the conversion rate is 191.94 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds. The conversion feature to convert the liability into equity of the issuer at a price that can be adjusted results in an embedded derivative measured at fair value (see note 30). All changes in fair value are recognized in the statement of profit and loss. Aradigm intends to use the net proceeds from the offering to fund the current clinical development and regulatory submission for licensure of Pulmaquin and for general corporate purposes. On 6 March 2015, the Group’s subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% on convertible bonds due in 2018 issued by TiGenix. The Group indirectly owns 16.13% of the common stock of TiGenix. Interest on the convertible bonds is payable on 6 September and 6 March of each year, and at the date of these consolidated annual accounts, TiGenix had paid the Group an amount of Euros 2,250 thousand of interest on the convertible bonds (Euros 1,125 thousand during year 2015). Upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. At the date of these consolidated annual accounts, the conversion rate was 111,321.38 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds. In 2016 the Group directors concluded that the significant influence over the TiGenix investment has ceased (see note 10).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of other current financial assets on the consolidated balance sheet at 31 December 2016 and 2015 are as follows: 31/12/2016 31/12/2015 Deposits and guarantees 957 509 Current loans to third parties 832 30 Current loans to associates (see note 31) 793 755 Total other current financial assets 2,582 1,294 Thousands of Euros (12) Inventories Details of inventories at 31 December 2016 and 2015 are as follows: 31/12/2016 31/12/2015 Goods for resale 176,439 180,516 Raw materials and supplies 428,728 366,627 Work in progress and semi-finished goods 584,316 610,592 Finished goods 486,517 296,270 1,676,000 1,454,005 Less, inventory provision (33,069) (22,614) 1,642,931 1,431,391 Thousands of Euros Movement in the inventory provision was as follows: 31/12/2016 31/12/2015 31/12/2014 Balance at 1 January 22,614 15,888 31,919 Net charge for the year 8,878 6,099 (15,016) Business combinations -- -- 2,201 Cancellations for the year (20) (195) (4,421) Translation differences 1,597 822 1,205 Balance at 31 December 33,069 22,614 15,888 Thousands of Euros (13) Trade and Other Receivables Details at 31 December 2016 and 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2016 31/12/2015 Trade receivables 431,510 375,546 Receivables from associates (note 31) 133 70 Bad debt provision (note 30) (17,987) (13,210) Trade receivables 413,656 362,406 Other receivables 13,705 25,880 Personnel 280 379 Advances for fixed assets 151 -- Other advances 6,624 6,178 Taxation authorities, VAT recoverable 17,768 25,112 Other public entities 3,771 2,971 Other receivables 42,299 60,520 Current income tax assets 77,713 60,270 533,668 483,196 Thousands of Euros Other receivables During 2016, 2015 and 2014 certain companies of the Grifols Group have sold receivables from several public entities, without recourse, to certain financial institutions. Under some of these contracts, the Group receives an initial payment which usually amounts to 90% of the nominal amount of the receivables sold less the associated sale and purchase costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once the financial institution has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognized in the consolidated balance sheet as a balance receivable from the financial institution. The deferred amount (equivalent to the continuing involvement) totals Euros 2,560 thousand at 31 December 2016 (Euros 4,520 thousand at 31 December 2015), which does not differ significantly from its fair value and coincides with the amount of maximum exposure to losses. The financial institution makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to certain financial institutions and has therefore derecognized the asset transferred in the consolidated balance sheet, as the risks and rewards inherent to ownership have not been substantially retained. Certain foreign Group companies have also entered into a contract to sell receivables without recourse to various financial institutions. Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2016 amount to Euros 870 million (Euros 787 million in 2015). The finance cost of these operations for the Group totals approximately Euros 4,885 thousand which has been recognized under finance result in the consolidated statement of profit and loss for 2016 (Euros 6,512 thousand in 2015 and Euros 6,271 thousand in 2014) (see note 26). Details of balances with related parties are shown in note 31. (14) Cash and Cash Equivalents

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Details of this caption of the consolidated balance sheet at 31 December 2016 and 2015 are as follows: 31/12/2016 31/12/2015 Current deposits 470,298 404,301 Cash in hand and at banks 424,711 738,199 Total cash and cash equivalents 895,009 1,142,500 Thousands of Euros (15) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2016, the Company’s share capital amounts to Euros 119,603,705 and comprises: Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. The main characteristics of the Class B shares are as follows: Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and a distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share. Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) These shares are freely transferable. Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols’ Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company’s total capital at 31 December 2016 and 2015. At 31 December 2016 and 2015, the number of outstanding shares is equal to the total number of Company shares, less treasury stock. Movement in outstanding shares during 2015 is as follows: Class A shares Class B shares Balance at 1 January 2015 211,097,634 130,706,902 (Acquisition) / disposal of treasury stock (note 15 (d)) 1,967,265 (2,013,632) Balance at 31 December 2015 213,064,899 128,693,270 Movement in outstanding shares during 2016 is as follows: Class A shares Class B shares Balance at 1 January 2016 426,129,798 257,386,540 (Acquisition) / disposal of treasury stock (note 15 (d)) -- (692,165) Balance at 31 December 2016 426,129,798 256,694,375 Balance at 1 January 2016 includes the share Split. (b) Share premium Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts. (c) Reserves The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2016, Euros 50,680 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 42,762 thousand at 31 December 2015) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized. In May 2014 Araclon Biotech, S.L. increased capital by an amount of Euros 5 million. As a result, the Group increased its investment from 61.12% to 66.15%. The difference between the share capital increase carried out by the Group and the non-controlling interest was recognized as a Euros 1.7 million decrease in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In June 2015 Araclon Biotech, S.L. increased capital by an amount of Euros 6 million. As a result, the Group has increased its investment from 66.15% to 70.83%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1.77 million decrease in reserves.

In July 2016 the Group acquired an additional 20% of the assets of Medion Diagnostics AG in exchange for 59,951 treasury stocks (Class B Shares) from its non-controlling interests. After these capital increases, Grifols' interest has risen to 100% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 0.6 million decrease in reserves.

In August 2016 Araclon Biotech, S.L. increased capital by an amount of Euros 6.7 million. As a result, the Group has increased its investment from 70.83% to 73.22%. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1.7 million decrease in reserves.

On 12 December 2016, the Group subscribed a share capital increase in the capital of VCN Bioscience, S.L. of Euros 5 million. After this capital increase, Grifols interest has risen to 81.34% in 2016. The difference between the share capital increase carried out by the Group and the non-controlling interest has been recognized as a Euros 1 million decrease in reserves.

In May 2015 the company sold 1,967,265 treasury stocks (Class A Shares), generating a profit of Euros 2 million, recognized in reserves.

At 31 December 2016 and 2015 reserves include the IFRS-EU first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year's profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2016 and 2015 the legal reserve of the Company amounts to Euros 23,921 thousand.

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2016 the balance of the legal reserve of other Spanish companies amounts to Euros 1,485 thousand (Euros 1,521 thousand at 31 December 2015).

Other foreign Group companies have a legal reserve amounting to Euros 650 thousand at 31 December 2016 (Euros 578 thousand at 31 December 2015).

(d) Treasury stock

At 31 December 2016 and 31 December 2015 the Company does not have any Class A treasury stock.

Movement in Class A treasury stock during 2015 is as follows:

	No. of Class A shares	Thousands of Euros
Balance at 1 January 2015	1,967,265	69,134
Disposal of Class A shares	(1,967,265)	(69,134)
Balance at 31 December 2015	--	--

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in Class B treasury stock during 2015 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2015	5,653	118
Acquisition of Class B shares	2,014,285	58,457
Disposal of Class B shares	(653)	--
Balance at 31 December 2015	2,019,285	58,575

Movement in Class B treasury stock during 2016 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2016	4,038,570	58,575
Acquisition of Class B shares	1,628,893	23,720
Non Cash Disposal Class B shares	(936,728)	(13,585)
Balance at 31 December 2016	4,730,735	68,710

In July 2016 the Company delivered 59,951 treasury stocks (Class B Shares) to Medion´s non-controlling interests in exchange for the 20% acquired from them.

In March 2016 the Company delivered 876,777 treasury stocks (Class B Shares) to Progenika´s non-controlling interests in exchange for the 16.465% acquired from them (see note 3).

Class B share acquisitions include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows

The Parent held Class B treasury stock equivalent to 0.20% of its capital at 31 December 2016 (0.17% at 31 December 2015).

(e) Distribution of profit

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2016 and the distribution approved for 2015 is as follows:

	Thousands of Euros	
	31/12/2016	**31/12/2015**
Legal Reserve	--	--
Voluntary reserve	103,611	28,898
Dividends	218,182	212,858
Profit of the Parent	321,793	241,756

The following dividends were paid in 2015:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2015		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	59%	0.30	62,873
Non-voting shares	295%	0.30	37,977
Non-voting shares (preferred dividend)	10%	0.10	1,307
Total dividends paid			102,157

	31/12/2015		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	70%	0.35	74,573
Non-voting shares (interim dividend)	350%	0.35	45,042
Total interim dividends paid			119,615

The following dividends were paid in 2016:

	31/12/2016		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares	53%	0.13	56,493
Non-voting shares	265%	0.13	34,136
Non-voting shares (preferred dividend)	20%	0.01	2,614
Total dividends paid			93,243

	31/12/2016		
	% of par value	Euros per share	Thousands of Euros
Ordinary shares (interim dividend)	72%	0.18	76,703
Non-voting shares (interim dividend)	360%	0.18	46,205
Total interim dividends paid			122,908

At the meeting held on 28 October 2016, the Board of Directors of Grifols approved the distribution of interim dividend for 2016 of Euros 0.18 for each Class A and B share, recognizing a total of Euros 122,908 thousand as interim dividend.

At the meeting held on 23 October 2015, the Board of Directors of Grifols approved the distribution of interim dividend for 2015 of Euros 0.35 for each Class A and B share, recognizing a total of Euros 119.615 thousand as interim dividend.

These amounts to be distributed did not exceed the profits generated by the Company since the end of the last reporting period, less the estimated income tax payable on these profits, in accordance with article 277 of the Revised Spanish Companies Act.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Statement of Liquidity for Distribution of Interim Dividend of Grifols, S.A. prepared in accordance with legal requirements and which shows the existence of sufficient liquidity to be able to distribute the aforementioned interim dividend is provided in Appendix V. At a general meeting held on 27 May 2016 the shareholders approved the distribution of a preferred dividend of Euros 0.01 for every Class B non-voting share. The distribution of the profit for the years ended 31 December 2015 and 2016 is presented in the consolidated statement of changes in equity. (f) Cash flow hedges In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group recognized these financial derivatives as cash flow hedges. At 31 December 2016 the Group does not have any financial derivatives as cash flow hedges (see notes 5 (a) and 30). Ineffective cash flow hedges recognized as finance income and cost in the consolidated statement of profit and loss (consolidated statement of comprehensive income) for 2015 amount to Euros 88 thousand. During 2016 the Group has not recognized any ineffective cash flow hedges. (g) Restricted Share Unit Compensation For the 2014 and 2015 bonus, the Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 7,946 thousand, net of tax (Euros 3,399 thousand in 2015). (16) Earnings Per Share The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock. Details of the calculation of basic earnings per share are as follows: 31/12/2016 31/12/2015 31/12/2014 Profit for the year attributable to shareholders of the Parent (thousands of Euros) 545,456 532,145 470,253 Weighted average number of ordinary shares outstanding 683,225,815 683,549,316 685,344,936 Basic earnings per share (Euros per share) 0.80 0.78 0.69 Thousands of Euros The weighted average of the ordinary shares outstanding (basic) has been calculated taking into consideration the share split carried out on 4 January 2016 as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2016 31/12/2015 31/12/2014 Issued shares outstanding at 1 January 683,516,338 683,610,378 687,554,908 Effect of shares issued -- -- -- Effect of treasury stock (290,523) (61,062) (2,209,972) Average weighted number of ordinary shares outstanding (basic) at 31 December 683,225,815 683,549,316 685,344,936 Number of shares Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2014 basic and diluted earnings per share are the same, as no potential diluting effects exist. The RSU Plan granted in March 2016 and 2015payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows: 31/12/2016 31/12/2015 31/12/2014 Profit for the year attributable to shareholders of the Parent (thousands of Euros) 545,456 532,145 470,253 Weighted average number of ordinary shares outstanding (diluted) 684,170,887 683,924,426 685,344,936 Diluted earnings per share (Euros per share) 0.80 0.78 0.69 Thousands of Euros The weighted average number of ordinary shares outstanding (diluted) has been calculated as follows: 31/12/2016 31/12/2015 31/12/2014 Issued shares outstanding at 1 January 683,988,460 683,610,378 687,554,908 Effect of RSU shares 472,950 375,110 -- Effect of shares issued -- -- -- Effect of treasury stock (290,523) (61,062) (2,209,972) Average weighted number of ordinary shares outstanding (diluted) at 31 December 684,170,887 683,924,426 685,344,936 Number of shares (17) Non-Controlling Interests Details of non-controlling interests and movement at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros					
	Balance at 31/12/2014	Additions	Business combinations/ Additions to consolidated Group	Capital increases	Translation differences	**Balance at 31/12/2015**
Grifols (Thailand) Pte Ltd	1,956	763	--	--	(55)	2,664
Grifols Malaysia Sdn Bhd	911	234	--	--	(105)	1,040
Araclon Biotech, S.A.	96	(1,679)	--	1,766	--	183
Medion Grifols Diagnostic AG	(521)	169	--	--	(54)	(406)
GRI-CEI S/A Productos para transfusao	1,722	(165)	--	--	(411)	1,146
Progenika Biopharma, S.A.	1,030	74	--	--	(11)	1,093
Brainco Biopharma, S.L.	(344)	(29)	--	--	--	(373)
Abyntek Biopharma, S.L.	(85)	(8)	--	--	--	(93)
VCN Bioscience, S.L	--	(63)	(4)		--	(67)
	4,765	(704)	(4)	1,766	(636)	5,187
			(note 3(a))			

Details of non-controlling interests and movement at 31 December 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros					
	Balance at 31/12/2015	Additions	Disposals	Capital increases	Translation differences	**Balance at 31/12/2016**
Grifols (Thailand) Pte Ltd	2,664	778	(215)	--	127	3,354
Grifols Malaysia Sdn Bhd	1,040	144	--	--	(12)	1,172
Araclon Biotech, S.A.	183	(1,819)	--	1,776	--	140
Medion Grifols Diagnostic AG	(406)	--	406	--	--	--
GRI-CEI S/A Productos para transfusao	1,146	--	(1,146)	--	--	--
Progenika Biopharma, S.A.	1,093	165	--	--	(47)	1,211
Brainco Biopharma, S.L.	(373)	--	373	--	--	--
Abyntek Biopharma, S.L.	(93)	20	--	--	--	(73)
VCN Bioscience, S.L	(67)	(201)	--	961	--	693
	5,187	(913)	(582) (note 2(b))	2,737	68	6,497

(18) Grants

Details are as follows:

	Thousands of Euros	
	31/12/2016	**31/12/2015**
Capital grants	11,311	12,269
Interest rate grants (preference loans)	885	851
	12,196	13,120

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Grants of Euros 1,154 thousand have been transferred to the consolidated statement of profit and loss during the year ended 31 December 2016 (Euros 1,227 thousand at 31 December 2015 and Euros 849 thousand at 31 December 2014).

(19) Provisions

Details of provisions at 31 December 2016 and 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
Non-current provisions (a)	**31/12/2016**	**31/12/2015**
Provisions for pensions and similar obligations	4,195	3,482
Other provisions	923	1,498
Non-current provisions	5,118	4,980

	Thousands of Euros	
Current provisions (b)	**31/12/2016**	**31/12/2015**
Trade provisions	89,588	123,049
Current provisions	89,588	123,049

(a) Non-current provisions

At 31 December 2016, 2015 and 2014 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labor commitments with certain employees.

Movement in provisions during 2014 is as follows:

	Thousands of Euros					
	Balance at 31/12/2013	Net Charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2014**
Non-current provisions	4,202	2,427	(166)	427	63	6,953
	4,202	2,427	(166)	427	63	6,953

Movement in provisions during 2015 is as follows:

	Thousands of Euros					
	Balance at 31/12/2014	Net Charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2015**
Non-current provisions	6,953	376	(1,598)	(600)	(151)	4,980
	6,953	376	(1,598)	(600)	(151)	4,980

Movement in provisions during 2016 is as follows:

	Thousands of Euros					
	Balance at 31/12/2015	Net Charge	Cancellations	Reclassifications	Translation differences	**Balance at 31/12/2016**
Non-current provisions	4,980	(399)	(281)	814	4	5,118
	4,980	(399)	(281)	814	4	5,118

(b) Current provisions

Movement in trade provisions during 2014 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros						
	Balance at 31/12/2013	Business Combination	Net Charge	Cancellations	Reclasifications	Translation differences	**Balance at 31/12/2014**
Trade provisions	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
	51,459	66,138	(15,946)	(3,664)	4,364	13,634	115,985
		(Note 3(b))					

Movement in trade provisions during 2015 is as follows:

	Thousands of Euros					
	Balance at 31/12/2014	Net Charge	Cancellations	Reclasifications	Translation differences	**Balance at 31/12/2015**
Trade provisions	115,985	(2,562)	(6,123)	492	15,257	123,049
	115,985	(2,562)	(6,123)	492	15,257	123,049

Movement in trade provisions during 2016 is as follows:

	Thousands of Euros				
	Balance at 31/12/2015	Net Charge	Cancellations	Translation differences	**Balance at 31/12/2016**
Trade provisions	123,049	(28,481)	(6,417)	1,437	89,588
	123,049	(28,481)	(6,417)	1,437	89,588

(20) Financial Liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortized cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30.

Details at 31 December 2016 and 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Financial liabilities 31/12/2016 31/12/2015 Non-current obligations (a) 831,417 781,416 Senior secured debt (b) 3,728,695 3,664,252 Other loans (b) 114,898 120,326 Finance lease liabilities (c) 6,086 5,852 Other non-current financial liabilities (e) 30,975 25,808 Total non-current financial liabilities 4,712,071 4,597,654 Current obligations (a) 95,524 79,531 Senior secured debt (b) 81,273 74,165 Other loans (b) 23,288 27,002 Financial derivatives (note 30) -- 7,375 Finance lease liabilities (c) 3,859 5,656 Other current financial liabilities (e) 26,121 68,768 Total current financial liabilities 230,065 262,497 Thousands of Euros On 17 March 2014 the Group concluded its debt refinancing process. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostic unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes). On 28 October 2015 the Group received an additional loan from the European Investment Bank of up to Euros 100 million at a fixed interest rate for a period of ten years with a grace period of two years. The loan will be used to support certain investments in R&D which are mainly focused on searching for new applications for plasmatic proteins. (a) Senior Unsecured Notes On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the “Notes”) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange. The costs of refinancing Senior Unsecured Notes amounted to Euros 67.6 million, including the cost of cancellation. These costs were included as transaction costs together with other costs deriving from the debt issue and will be taken to profit and loss in accordance with the effective interest rate. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the Senior Unsecured Notes did not trigger a derecognition of the liability. Unamortized financing costs from the Senior Unsecured Notes amount to Euros 117 million at 31 December 2016 (Euros 137 million at 31 December 2015). Details of movement in the Senior Unsecured Notes at 31 December 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	Opening outstanding balance 01/01/15	Translation differences	Closing outstanding balance 31/12/15
Senior Unsecured Notes (nominal amount)	823,655	94,872	918,527
Total	823,655	94,872	918,527

Details of movement in the Senior Unsecured Notes at 31 December 2016 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/16	Translation differences	Closing outstanding balance 31/12/16
Senior Unsecured Notes (nominal amount)	918,527	30,150	948,677
Total	918,527	30,150	948,677

At 31 December 2016 and 2015 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/2015						
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/15	04/05/16	3,000	4.00%	68,778	(390)	(912)

	31/12/2016						
	Issue date	Maturity date	Nominal amount of promissory notes (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)
Issue of bearer promissory notes	05/05/16	04/05/17	3,000	4.00%	84,966	(789)	(1,104)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2016 and 2015 are as follows:

					Thousands of Euros			
					31/12/2016		31/12/2015	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	400,000	385,000	400,000	389,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	664,074	527,108	642,969	558,579
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	3,055,168	2,967,574	2,965,308	2,903,114
Total senior debt					4,119,242	3,879,682	4,008,277	3,850,693
EIB Loan	Euros	2.70%	20/11/2015	20/11/2025	100,000	100,000	100,000	100,000
Revolving Credit	US Dollars	Libor + 2.5%	27/02/2014	27/02/2019	284,603	--	275,558	--
Other non-current loans	Euros	Euribor-Euribor+4%	10/07/2013	30/09/2024	33,000	14,898	33,000	20,326
Loan transaction costs					--	(150,987)	--	(186,441)
Non-current loans and borrowings					**4,536,845**	**3,843,593**	**4,416,835**	**3,784,578**
Senior debt - Tranche B	Euros	Euribor + 3%	27/02/2014	28/02/2021	(*)	4,000	(*)	4,000
Senior debt - Tranche A	US Dollars	Libor + 2.5%	27/02/2014	29/02/2020	(*)	49,806	(*)	44,204
Senior debt - Tranche B	US Dollars	Libor + 3%	27/02/2014	28/02/2021	(*)	30,832	(*)	29,852
Total senior debt					--	84,638	--	78,056
Other current loans		1.25%-14.50%			208,105	23,288	205,260	27,002
Loan transaction costs					--	(3,365)	--	(3,891)
Current loans and borrowings					**208,105**	**104,561**	**205,260**	**101,167**

(*) See amount granted under non-current debt

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 596 thousand as at 31 December 2016 (Euros 519 thousand at 31 December 2015).

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A ("TLA"), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B ("TLB") that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt, was terminated.

The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt amounted to Euros 115.6 million. The termination of the embedded derivatives of the senior debt formed part of the refinancing and the resulting change in the fair values amounting to Euros 23.8 million reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, the Group concluded that the renegotiation of conditions of the senior debt did not trigger a derecognition of the liability. Therefore, the net amount of the financing cost reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs from the senior secured debt amount to Euros 154 million at 31 December 2016 (Euros 190 million at 31 December 2015).

The terms and conditions of the senior secured debt are as follows:

- **Tranche A**: Senior Debt Loan repayable in six years
  - **US Tranche A** :
    - Original Principal Amount of US Dollars 700 million.
    - Applicable margin of 250 basis points (bp) linked to US Libor 1 month.
    - No floor over US Libor.

Details of Tranche A by maturity at 31 December 2016 are as follows:

	US Tranche A		
Maturity	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
2017	US Dollars	52,500	49,806
2018	US Dollars	52,500	49,806
2019	US Dollars	380,625	361,090
2020	US Dollars	122,500	116,212
Total	US Dollars	608,125	576,914

- **Tranche B**: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.
  - **US Tranche B :**
    - Original Principal Amount of US Dollars 3,250 million.
    - Applicable margin of 300 basis points linked to US Libor 1 month
    - No floor over US Libor.
  - **Tranche B in Euros:**
    - Original Principal Amount of Euros 400 million.
    - Applicable margin of 300 basis points linked to Euribor 1 month.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- No floor over Euribor

Details of Tranche B by maturity at 31 December 2016 are as follows:

	US Tranche B			US Tranche B in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2017	US Dollars	32,500	30,831	Euros	4,000
2018	US Dollars	32,500	30,831	Euros	4,000
2019	US Dollars	32,500	30,831	Euros	4,000
2020	US Dollars	32,500	30,831	Euros	4,000
2021	US Dollars	3,030,625	2,875,082	Euros	373,000
Total	US Dollars	3,160,625	2,998,406	Euros	389,000

- **US Dollar 300 million committed credit revolving facility:** Amount maturing on 27 February 2019. At 31 December 2016 no amount has been drawn down on this facility.

The issue of senior unsecured notes and senior secured debt is subject to compliance with a leverage ratio covenant. At 31 December 2016 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(c) Finance lease liabilities

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros					
	31/12/2016			31/12/2015		
	Minimum payments	Interest	Present Value	Minimum payments	Interest	Present Value
Maturity at:						
Less than one year	4,267	408	3,859	6,158	502	5,656
Two years	3,636	263	3,373	2,914	336	2,578
Three years	1,792	88	1,704	2,271	220	2,051
Four years	672	16	656	897	72	825
Five years	306	5	301	305	9	296
More than five years	53	1	52	106	4	102
Total	10,726	781	9,945	12,651	1,143	11,508

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Credit rating

In December 2016 Moody's Investors Service has confirmed the 'Ba3' corporate family rating, 'Ba2' rating to the senior secured bank debt and 'B2' rating to the unsecured notes that were used to refinance the existing debt structure ('Ba2', 'Ba1' and 'B1' respectively in October 2015). The outlook is confirmed as stable.

In December 2016 and June 2015 Standard & Poor's has confirmed its 'BB' rating on Grifols and has assigned 'BB' and 'B+' issue ratings to Grifols' senior secured debt and senior unsecured notes that were used to refinance the existing debt structure. The outlook for the rating is stable.

(e) Other financial liabilities

At 31 December 2016 "other financial liabilities" include interest-free loans extended by governmental institutions amounting to Euros 20,543 thousand (Euros 22,432 thousand at 31 December 2015).The portion of the loans considered a grant and still to be taken to profit and loss amounts to Euros 885 thousand (Euros 851 thousand at 31 December 2015) (see note 18).

At 31 December 2015 "other current financial liabilities" included Euros 24,824 thousand relating to the put and call option extended by the Group and the shareholders of Progenika. On 3 March 2016 the Group announced the acquisition of a further 32.93% stake in Progenika following the exercise of call options agreed in February 2013 (see note 2). At 31 December 2016, "other financial liabilities" include an amount of Euros 5 million related to the remaining call option with maturity on 2018.

At 31 December 2016 and 2015 "other current financial liabilities" also include approximately Euros 17,578 thousand and Euros 39,232 thousand, respectively, which have been collected directly from Spanish Social Security affiliated bodies and transferred to financial institutions (see note 13).

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2016	**31/12/2015**
Maturity at:		
Up to one year	26,121	68,768
Two years	11,468	4,598
Three years	6,203	9,424
Four years	5,802	2,992
Five years	2,490	2,579
Over five years	5,012	6,215
	57,096	94,576

(21) Trade and Other Payables

Details are as follows:

	Thousands of Euros	
	31/12/2016	**31/12/2015**
Suppliers	**461,073**	**409,986**
VAT payable	10,048	7,138
Taxation authorities, withholdings payable	23,700	23,135
Social security payable	11,422	10,375
Other public entities	97,724	65,523
Other payables	**142,894**	**106,171**
Current income tax liabilities	**7,957**	**16,196**
	611,924	**532,353**

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Suppliers Details of balances with related parties are shown in note 31. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30. In accordance with the second final provision of Law 31/2014 that amends Law 15/2010 of 5 July 2010, for fiscal years 2016 and 2015 information concerning the average payment period to suppliers is included. 31/12/2016 31/12/2015 Average payment period to suppliers 72.0 72.3 Paid invoices ratio 71.5 72.2 Outstanding invoices ratio 76.6 73.3 31/12/2016 31/12/2015 Total invoices paid 460,054 402,113 Total outstanding invoices 42,490 54,154 Days Thousands of Euros (22) Other Current Liabilities Details at 31 December are as follows: 31/12/2016 31/12/2015 Salaries payable 132,755 124,433 Other payables 427 1,040 Deferred income 441 3,837 Advances received 6,563 5,354 Other current liabilities 140,186 134,664 Thousands of Euros (23) Net Revenues Net revenues are mainly generated from the sale of goods. The distribution of net consolidated revenues for 2016, 2015 and 2014 by segment is as follows: 31/12/2016 31/12/2015 31/12/2014 Bioscience 3,228,275 3,032,111 2,513,510 Diagnostic 663,983 691,452 620,022 Hospital 98,583 96,245 94,800 Raw Material and others 58,989 114,755 127,052 4,049,830 3,934,563 3,355,384 Thousands of Euros The geographical distribution of net consolidated revenues is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
USA and Canada	2,663,197	2,505,791	2,042,700
Spain	217,497	207,641	214,558
European Union	422,752	455,276	448,244
Rest of the world	687,395	651,100	522,830
Subtotal	3,990,841	3,819,808	3,228,332
Raw Materials and others	58,989	114,755	127,052
Consolidated	4,049,830	3,934,563	3,355,384

Details of discounts and other reductions in gross income are as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Gross sales	4,882,615	4,579,759	3,704,597
Chargebacks	(652,564)	(488,072)	(221,129)
Cash discounts	(51,953)	(46,150)	(32,255)
Volume rebates	(51,242)	(49,458)	(38,409)
Medicare and Medicaid	(47,820)	(25,710)	(22,690)
Other discounts	(29,206)	(35,806)	(34,730)
Net sales	4,049,830	3,934,563	3,355,384

Movement in discounts and other reductions in gross income during 2014 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2013	16,978	3,267	18,297	7,557	210	46,309	
Current estimate related to sales made in current and prior year	221,129	32,255	38,409	22,690	34,730	349,213	(1)
(Actual returns or credits in current period related to sales made in current period)	(186,046)	(28,628)	(29,819)	(17,121)	(33,480)	(295,094)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	1,626	(2,137)	(5,167)	1,596	3,002	(1,080)	(3)
Translation differences	4,744	(19)	(690)	101	(1,288)	2,848	
Balance at 31 December 2014	**58,431**	**4,738**	**21,030**	**14,823**	**3,174**	**102,196**	

Movement in discounts and other reductions to gross income during 2015 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2014	58,431	4,738	21,030	14,823	3,174	102,196	
Current estimate related to sales made in current and prior year	488,072	46,150	49,458	25,710	35,806	645,196	(1)
(Actual returns or credits in current period related to sales made in current period)	(428,041)	(44,867)	(18,211)	(18,402)	(34,059)	(543,580)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(246)	(25,051)	(11,257)	(1,791)	(38,345)	(3)
Translation differences	7,716	127	2,454	1,594	2,237	14,128	
Balance at 31 December 2015	**126,178**	**5,902**	**29,680**	**12,468**	**5,367**	**179,595**	

Movement in discounts and other reductions to gross income during 2016 were as follows:

	Thousands of Euros						
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total	
Balance at 31 December 2015	126,178	5,902	29,680	12,468	5,367	179,595	
Current estimate related to sales made in current and prior year	652,564	51,953	51,242	47,820	29,206	832,785	(1)
(Actual returns or credits in current period related to sales made in current period)	(693,458)	(51,733)	(27,409)	(24,988)	(27,243)	(824,831)	(2)
(Actual returns or credits in current period related to sales made in prior periods)	--	(248)	(27,732)	(14,401)	(2,986)	(45,367)	(3)
Translation differences	1,965	758	726	858	98	4,405	
Balance at 31 December 2016	**87,249**	**6,632**	**26,507**	**21,757**	**4,442**	**146,587**	

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

(24) Personnel Expenses

Details of personnel expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Cost of sales	635,577	592,037	479,055
Research and development	77,988	76,780	66,857
Selling, general & administration expenses	314,348	269,718	253,489
	1,027,913	938,535	799,401

Details by nature are as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Wages and salaries	822,384	756,570	639,639
Contributions to pension plans (note 29)	18,486	14,587	15,589
Other social charges	25,074	22,071	17,279
Social Security	161,969	145,307	126,894
	1,027,913	938,535	799,401

The average headcount during 2016 and 2015, by department, was approximately as follows:

	Average headcount	
	31/12/2016	31/12/2015
Manufacturing	10,718	10,526
R&D - technical area	790	771
Administration and others	1,053	1,016
General management	206	183
Marketing	161	166
Sales and Distribution	1,123	1,069
	14,051	13,731

The headcount of the Group and the Company's board of directors at 31 December 2015, by gender, is as follows:

	31/12/2015		
	Male	Female	Total number of employees
Directors	8	4	12
Manufacturing	5,058	6,351	11,409
Research&development - technical area	302	510	812
Administration and others	561	471	1,032
General management	105	110	215
Marketing	68	90	158
Sales and Distribution	622	489	1,111
	6,724	8,025	14,749

The headcount of the Group and the Company's board of directors at 31 December 2016, by gender, is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/2016		
	Male	Female	Total number of employees
Directors	9	4	13
Manufacturing	5,085	6,315	11,400
Research&development - technical area	304	508	812
Administration and others	607	488	1,095
General management	117	121	238
Marketing	67	101	168
Sales and Distribution	632	532	1,164
	6,821	8,069	14,890

(25) Expenses by Nature

(a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets and property, plant and equipment, incurred during 2016, 2015 and 2014 classified by functions are as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Cost of sales	126,998	110,898	81,226
Research and development	13,050	13,654	13,053
Selling, general & administration expenses	61,821	65,203	95,193
	201,869	189,755	189,472

(b) Other operating income and expenses

Other operating income and expenses incurred during 2016, 2015 and 2014 by function are as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Cost of sales	454,097	426,531	315,483
Research and development	113,078	118,667	85,501
Selling, general & administration expenses	393,523	403,944	356,612
	960,698	949,142	757,596

Details by nature are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Changes in trade provisions	(22,069)	(763)	(18,032)
Professional services	190,003	173,990	134,062
Commissions	20,147	20,474	20,002
Supplies and auxiliary materials	119,014	115,471	89,244
Operating leases (note 28)	74,945	70,496	87,504
Freight	96,680	83,352	70,760
Repair and maintenance expenses	89,797	81,087	62,054
Advertising	51,233	47,860	59,912
Insurance	20,008	19,501	17,842
Royalties	9,217	9,386	9,723
Travel expenses	53,239	52,606	45,014
External services	43,231	56,743	65,717
R&D Expenses	78,379	81,319	52,344
Other	136,874	137,620	61,450
Other operating income&expenses	960,698	949,142	757,596

(26) Finance Result

Details are as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Finance income	9,934	5,841	3,069
Finance cost from Senior Unsecured Notes	(73,491)	(72,783)	(62,936)
Finance cost from senior debt	(168,332)	(161,624)	(145,438)
Finance cost from sale of receivables (note 13)	(4,885)	(6,512)	(6,271)
Capitalised interest	13,019	9,795	5,152
Other finance costs	(11,140)	(9,211)	(15,542)
Finance costs	(244,829)	(240,335)	(225,035)
Change in fair value of financial derivatives (note 30)	(7,610)	(25,206)	(20,984)
Impairment and gains / (losses) on disposal of financial instruments	--	--	(5)
Exchange differences	8,916	(12,140)	(18,472)
Finance result	(233,589)	(271,840)	(261,427)

During 2016 the Group has capitalized interest at a rate of between 4.8% and 5.2% based on the financing received (between 5.2% and 5.26% during 2015) (see note 4 (f)).

(27) Taxation

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Worldwide Operations Spain, S.A. (formerly Logister, S.A), Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gri-Cel, S.A. and Gripdan Invest, S.L.. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc. and Talecris Plasma Resources, Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 36.5% of taxable income, which may be reduced by certain deductions.

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	31/12/2016	**31/12/2015**	**31/12/2014**
Profit before income tax from continuing operations	712,752	690,250	589,680
Tax at 25% (28% for 2015 and 30 % for 2014)	178,188	193,270	176,904
Permanent differences	8,019	(2,709)	(9,026)
Effect of different tax rates	14,509	(24,524)	(29,253)
Tax credits (deductions)	(20,163)	(19,487)	(22,913)
Prior year income tax expense	928	2,723	(1,391)
Other income tax expenses/(income)	(13,272)	9,536	8,276
Total income tax expense	168,209	158,809	122,597
Deferred tax	(40,161)	24,357	4,765
Current tax	208,370	134,452	117,832
Total income tax expense	168,209	158,809	122,597

The effect of the different tax rates is basically due to a change of country mix in profits

In accordance with tax legislation modifications issued in Spain for fiscal years 2016, 2015 and 2014, the Group has recalculated the impact of adjusting deferred tax assets and liabilities to tax rates of 28% and 25%, respectively. The impact recognised under "Total income tax expense" amounts to Euros 0.3 million in fiscal year 2015 (Euros 4.4 million in fiscal year 2014).

(b) Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros		
	Tax effect		
	31/12/2016	**31/12/2015**	**31/12/2014**
Assets			
Provisions	3,696	38,004	58,966
Inventories	39,297	37,141	35,110
Tax credits (deductions)	37,685	42,533	34,892
Tax loss carry forwards	10,717	30,668	18,240
Other	3,393	6,961	1,838
Subtotal, assets	94,788	155,307	149,046
Goodwill	(19,136)	(77,755)	(56,615)
Fixed assets, amortisation and depreciation	(7,062)	(10,409)	(7,579)
Intangible assets	(1,371)	(349)	(2,407)
Subtotal, net liabilities	(27,569)	(88,513)	(66,601)
Deferred assets, net	67,219	66,794	82,445
Liabilities			
Goodwill	(131,039)	(35,877)	(29,706)
Intangible assets	(392,388)	(404,617)	(361,469)
Fixed assets	(158,060)	(119,858)	(110,929)
Debt cancellation costs	(64,762)	(77,514)	(83,315)
Inventories	(1,175)	(32,351)	(24,242)
Cash flow hedges	--	(982)	(821)
Subtotal, liabilities	(747,424)	(671,199)	(610,482)
Tax loss carry forwards	40,358	7,097	6,268
Provisions	61,252	22,085	50,078
Other	45,168	10,452	15,350
Subtotal, net assets	146,778	39,634	71,696
Net deferred Liabilities	(600,646)	(631,565)	(538,786)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2016**	**31/12/2015**	**31/12/2014**
Balance at 1 January	(564,771)	(456,341)	(419,488)
Movements during the year	40,161	(24,357)	(4,766)
Movements in equity during the year	--	(10,960)	(3,864)
Business combination (note 3)	--	--	34,899
Translation differences	(8,817)	(73,113)	(63,122)
Balance at 31 December	(533,427)	(564,771)	(456,341)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31/12/2016 31/12/2015 31/12/2014 Cash flow hedges (note 15 (f)) -- (10,960) (3,864) -- (10,960) (3,864) Thousands of Euros Tax effect The remaining assets and liabilities recognized in 2016, 2015 and 2014 were recognized in the statement of profit and loss. Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 99.897 thousand at 31 December 2016 (Euros 53,747 thousand at 31 December 2015). The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Tax credits derived from the US companies are available for 20 years from their date of origin whilst tax credits from Spanish companies registered in the Basque Country are available for 15 and other remaining Spanish companies have no maturity date. The Group has not recognized as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 67,044 thousand (Euros 67,955 thousand at 31 December 2015). The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant. (c) Years open to inspection Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. The main tax audits currently open in the Group are as follows: Grifols Shared Services North America, Inc. and subsidiaries: notification of an inspection of State Income tax in North Carolina and New York states (tax years 2012 to 2014). Grifols Diagnostic Solutions, Corp.: notification of an inspection of the “federal tax return” for the fiscal year 2014. Grifols Brasil, Lda: notification of inspection of services tax for the years 2012 to 2016. Logística Grifols, S.A. de C.V.: notification of inspection of corporate tax and VAT for the year 2010. Grifols, S.A., Instituto Grifols, S.A., Movaco, S.A. and Biomat, S.A.: Income Tax audit, Withholdings and VAT Audit for the tax years ended 2010, 2011 and 2012 that were initiated as of July 2014. During tax year 2016 these inspections have been closed without any significant adjustment. Group management does not expect any significant liability to derive from these inspections. (28) Operating Leases (a) Operating leases (as lessee) At 31 December 2016, 2015 and 2014 the Group leases buildings and warehouses from third parties under operating leases.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Operating lease instalments of Euros 74,945 thousand have been recognized as an expense for the year ended at 31 December 2016 (Euros 70,496 thousand at 31 December 2015 and Euros 87,504 thousand at 31 December 2014) and comprise minimum lease payments. Future minimum payments on non-cancellable operating leases at 31 December 2016, 2015 and 2014 are as follows: 31/12/2016 31/12/2015 31/12/2014 Maturity at: Up to 1 year 56,869 77,951 44,331 Between 1 and 5 years 181,076 126,644 109,531 More than 5 years 119,579 101,319 51,689 Total future minimum payments 357,524 305,914 205,551 Thousands of Euros (b) Operating leases (as lessor) At 31 December 2016, 2015 and 2014 the Group has no lease contracts as lessor. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties The Group has no significant guarantees extended to third parties. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2016 has amounted to Euros 674 thousand (Euros 647 thousand for 2015). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 77 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years’ salary. The Group has contracts with nine executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan For the bonuses for 2014 and 2015, payable in 2015 and 2016, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. Under this plan, employees can choose to receive up to 50% of their yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match this with an additional 50% of the employee’s choice of RSUs.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Grifols Class B Shares and Grifols ADS are valued at the date of payment of the bonus, and no cash dividends will be paid in respect of these shares. These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSUs. This commitment is treated as equity-settled and the amount totals Euros 10,594 thousand at 31 December 2016 (Euros 4,532 thousand at 31 December 2015). Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 17 million for 2016 (US Dollars 12.7 million for 2015). Costs of contributions derived from the Defined Contribution Plan were included in the savings plan for the year 2014 since the acquisition of the Novartis Diagnostic Unit in January 2014. The recognition of the cost of these contributions was consistent with each participant’s salary. In 2015 this cost has been terminated. Other plans The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented. (d) Purchase commitments Details of the Group’s commitments at 31 December 2016 are as follows: Thousands of Euros 2017 13,145 2018 12,811 2019 15,027 2020 12,129 2021 3,875 2022 939 2023 887 2024 887 (e) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The Group carried out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation was carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary. In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted. As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices. Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager. From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as a consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation. Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA. On September 2016, the United States Department of Justice (the “Department”) notified the Group that the Department has closed its inquiry into Grifols, concerning possible violations of the U.S. Foreign Corrupt Practices Act. In its notice of declination to prosecute, the Department acknowledged the full cooperation of Grifols in the investigation. As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (30) Financial Instruments Classification Disclosure of financial instruments by nature, category and fair value is as follows: Loans and receivables Financial instruments held for trading Debts and payables Total Level 1 Level 2 Level 3 Total Non-current financial assets 30,388 -- -- 30,388 Other current financial assets 1,294 -- -- 1,294 Trade and other receivables 394,464 -- -- 394,464 Cash and cash equivalents 1,142,500 -- -- 1,142,500 Financial assets not measured at fair value 1,568,646 -- -- 1,568,646 Financial derivatives -- (7,375) -- (7,375) -- (7,375) -- (7,375) Financial liabilities at fair value -- (7,375) -- (7,375) Senior Unsecured Notes -- -- (793,472) (793,472) (927,712) -- -- (927,712) Promissory Notes -- -- (67,475) (67,475) Senior secured debt -- -- (3,738,417) (3,738,417) (3,929,517) -- -- (3,929,517) Other bank loans -- -- (147,328) (147,328) Finance lease payables -- -- (11,508) (11,508) Other financial liabilities -- -- (94,576) (94,576) Trade and other payables -- -- (409,986) (409,986) Debts with associates -- -- (443) (443) Other current liabilities -- -- (10,231) (10,231) Financial liabilities not measured at fair value -- -- (5,273,436) (5,273,436) 1,568,646 (7,375) (5,273,436) (3,712,165) Thousand of Euros 31/12/2015 Carrying amount Fair Value The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Loans and receivables Financial instruments held for trading Available for sale financial assets Debts and payables Total Level 1 Level 2 Level 3 Total Non-current financial assets 15,201 -- 29,998 -- 45,199 29,998 15,201 -- 45,199 Financial derivatives -- 13,665 -- -- 13,665 -- 13,665 -- 13,665 Financial assets measured at fair value 15,201 13,665 29,998 -- 58,864 Non-current financial assets 30,681 -- -- -- 30,681 Other current financial assets 2,582 -- -- -- 2,582 Trade and other receivables 434,136 -- -- -- 434,136 Cash and cash equivalents 895,009 -- -- -- 895,009 Financial assets not measured at fair value 1,362,408 -- -- -- 1,362,408 Senior Unsecured Notes -- -- -- (843,868) (843,868) (904,377) -- -- (904,377) Promissory Notes -- -- -- (83,073) (83,073) Senior secured debt -- -- -- (3,809,968) (3,809,968) (3,811,970) -- -- (3,811,970) Other bank loans -- -- -- (138,186) (138,186) Finance lease payables -- -- -- (9,945) (9,945) Other financial liabilities -- -- -- (57,096) (57,096) Trade and other payables -- -- -- (461,073) (461,073) Other current liabilities -- -- -- (7,431) (7,431) Financial liabilities not measured at fair value -- -- -- (5,410,640) (5,410,640) 1,377,609 13,665 29,998 (5,410,640) (3,989,368) Thousand of Euros 31/12/2016 Carrying amount Fair Value The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 76 Financial derivatives At 31 December 2016 and 2015 the Group has recognized the following derivatives: Financial derivatives Currency Notional amount at 31/12/2016 Notional amount at 31/12/2015 Value at 31/12/16 Value at 31/12/15 Maturity Interest rate swap (cash flow hedges) US Dollar -- 694,445,000 -- (6,789) 30/06/2016 Interest rate swap (cash flow hedges) Euros -- 100,000,000 -- (586) 31/03/2016 Swap Option Euros -- 100,000,000 -- -- 31/03/2016 Call Option (note 2) US Dollar N/A N/A 9,487 -- 30/04/2019 Embedded derivative (note 11) US Dollar N/A N/A 4,178 -- 31/05/2021 Total 13,665 (7,375) Total Assets (notes 2 and 11) 13,665 -- Total Liabilities (note 20) -- (7,375) Thousands of Euros On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million (Euros 8,960 thousand) in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see notes 2 and 11). Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models. (a) Derivative financial instruments at fair value through profit and loss Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss. (b) Hedging derivative financial instruments See note 15(f). In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement: a step-up interest rate swap and a swap floor, which originally had notional amounts of US Dollars 1,550 million each. The amortizing step up interest rate swap was not changed due to the improvement of the new Credit Agreement and the notional amount at the end of December 2015 stood at US Dollars 694 million. The Swap had quarterly amortizations, in order to always remain below the amounts borrowed to avoid being over hedged. The interest rate swap complied with the criteria required for hedge accounting. At 31 December 2016, the Company has no derivatives in place that qualify for hedge accounting. Credit risk

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2016 and 2015 the maximum level of exposure to credit risk is as follows:

Carrying amount	Note	Thousands of Euros 31/12/2016	Thousands of Euros 31/12/2015
Non-current financial assets	11	89,545	30,388
Other current financial assets	11	2,582	1,294
Trade receivables	13	413,656	362,406
Other receivables	13	20,480	32,058
Cash and cash equivalents	14	895,009	1,142,500
		1,421,272	1,568,646

The maximum level of exposure to risk associated with receivables at 31 December 2016 and 2015, by geographical area, is as follows.

Carrying amount	Thousands of Euros 31/12/2016	Thousands of Euros 31/12/2015
Spain	56,104	56,160
EU countries	52,034	61,720
United States of America	196,885	134,872
Other European countries	13,428	6,329
Other regions	115,685	135,383
	434,136	394,464

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2015 are as follows:

	Thousands of Euros						
	Balances with public entities			Balance with third parties			
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)
Greece	--	--	--	1,815	854	--	1,815
Italy	11,918	7,294	(144)	12,332	5,308	(2,777)	21,329
Spain	33,937	4,079	--	11,431	6,978	(707)	44,661
Portugal	2,664	1,394	(460)	202	68	(26)	2,380
	48,519	12,767	(604)	25,780	13,208	(3,510)	70,185

Details of balances receivable by country such as Greece, Italy, Spain and Portugal at 31 December 2016 are as follows:

77

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros						
	Balances with public entities			Balance with third parties			
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3)+(4)
Greece	--	--	--	425	--	(137)	288
Italy	7,188	2,077	--	12,196	7,375	(3,098)	16,286
Spain	23,281	3,287	--	27,316	9,595	(249)	50,348
Portugal	2,734	1,205	(356)	129	78	(27)	2,480
	33,203	6,569	(356)	40,066	17,048	(3,511)	69,402

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Spain will not be recoverable.

(b) Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros	
	31/12/2016	31/12/2015
Not matured	360,018	321,450
Less than 1 month	24,650	21,610
1 to 4 months	29,318	25,680
4 months to 1 year	10,045	10,858
More than one year	10,105	14,866
	434,136	394,464

Unimpaired receivables that are past due mainly relate to public entities.

Movement in the bad debt provision was as follows:

	Thousands of Euros		
	31/12/2016	31/12/2015	31/12/2014
Opening balance	13,210	14,092	16,073
Business combination	--	--	764
Net charges for the year	6,411	1,800	(2,013)
Net cancellations for the year	(2,217)	(2,984)	(1,144)
Translation differences	583	302	412
Closing balance	17,987	13,210	14,092

An analysis of the concentration of credit risk is provided in note 5 (a).

Liquidity risk

The management of the liquidity risk is explained in note 5.

78

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Note	Carrying amount at 31/12/15	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	20	3,885,745	4,959,027	129,631	118,796	252,659	4,404,772	53,169
Other financial liabilities	20	94,576	94,576	40,294	28,474	3,932	19,620	2,256
Bonds and other marketable securities	20	860,947	1,311,506	103,643	24,111	48,223	192,891	942,638
Finance lease payables	20	11,508	12,650	4,450	1,708	2,918	3,571	3
Payable to associates	31	443	443	443	--	--	--	--
Payable to suppliers	21	409,986	409,986	409,381	605	--	--	--
Other current liabilities	22	10,231	10,231	9,606	625	--	--	--
Financial liabilities for hedging derivatives	20	7,375	7,375	7,375	--	--	--	--
Total		5,280,811	6,805,794	704,823	174,319	307,732	4,620,854	998,066

		Thousands of Euros						
Carrying amount	Note	Carrying amount at 31/12/16	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	20	3,948,154	4,669,325	134,918	119,476	192,059	4,183,259	39,613
Other financial liabilities	20	57,096	57,096	23,082	3,039	11,468	16,686	2,821
Bonds and other marketable securities	20	926,941	1,305,680	107,975	24,903	49,806	1,122,996	--
Finance lease payables	20	9,945	10,725	2,195	2,072	3,630	2,828	--
Payable to suppliers	21	461,073	461,073	461,029	44	--	--	--
Other current liabilities	22	7,431	7,431	7,118	313	--	--	--
Total		5,410,640	6,511,330	736,317	149,847	256,963	5,325,769	42,434

Currency risk

The Group's exposure to currency risk is as follows:

79

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 80 Euros (*) Dollars (**) Trade receivables 12,234 9,762 Receivables from Group companies 38,650 289,754 Loans to Group companies 711,674 258,409 Cash and cash equivalents 98,983 13,780 Trade payables (9,003) (7,760) Payables to Group companies (37,678) (2,613) Loans from Group companies (373,102) (3,971) Bank loans (493,000) -- Balance sheet exposure (51,242) 557,361 (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency Thousands of Euros 31/12/2015 Euros (*) Dollars (**) Trade receivables 5,576 7,520 Receivables from Group companies 33,792 37,740 Loans to Group companies 597,897 1,854 Cash and cash equivalents 32,255 21,254 Trade payables (11,188) (5,062) Payables to Group companies (42,395) (32,159) Loans from Group companies (268,040) (4,295) Bank loans (489,000) -- Balance sheet exposure (141,103) 26,852 (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency Thousands of Euros 31/12/2016 The most significant exchange rates applied at 2016 and 2015 year ends are as follows: Euros 31/12/2016 31/12/2015 US Dollars 1.0541 1.0887 Closing exchange rate A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 2016, equity would have increased by Euros 318,528 thousand (Euros 300,372 thousand at 31 December 2015) and profit due to foreign exchange differences would have decreased by Euros 11,425 thousand (would have increased by Euros 50,612 thousand at 31 December 2015). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2016 and 2015 would have had the opposite effect for the amounts shown above, all other variables being held constant. Interest rate risk (a) Interest-rate profile To date, the profile of interest on interest-bearing financial instruments is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 81 31/12/2016 31/12/2015 Fixed-interest financial instruments Financial liabilities (1,048,676) (1,756,393) (1,048,676) (1,756,393) Variable-interest financial instruments Financial liabilities (3,964,320) (3,190,883) (3,964,320) (3,190,883) (5,012,996) (4,947,276) Thousands of Euros (b) Sensitivity analysis If the interest rate had been 100 basis points higher during 2016, the interest expense would have increased by Euros 40.7 million and the finance cost due to changes in the value of derivatives would have been Euros 2.6 million lower. The impact on equity is not significant because of derivatives close to maturity on 31 March 2016 for Euro swaps and 30 June 2016 for US dollar swaps. Therefore, the net effect on cash interest payments should have been Euros 38.1 million. If the interest rate had been 100 basis points higher during 2015, the interest expense would have increased by Euros 40.3 million, the finance cost due to changes in the value of derivatives would have been Euros 8.6 million lower and equity would have increased by Euros 2.2 million. Therefore, the net effect on cash interest payments should have been Euros 31.7 million. (31) Balances and Transactions with Related Parties Details of balances with related parties are as follows: 31/12/2016 31/12/2015 Receivables from associates (note 13) 133 70 Trade payables associates (4,221) -- Loans to associates (note 11) 15,994 25,755 Debts with associates -- (443) Debts with key management personnel (6,662) (3,962) Payables to members of the board of directors -- (475) Payables to other related parties (8,473) (10,178) (3,229) 10,767 Thousands of Euros Payables are included in suppliers and trade payables (see note 21). (a) Group transactions with related parties Group transactions with related parties during 2014 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 82 Associates Key management personnel Other related parties Board of directors of the Company Net sales 272 -- -- -- Other service expenses -- -- (7,733) (1,094) Operating lease expense -- -- (24,030) -- Remuneration -- (9,369) -- (4,631) R&D agreements (26,740) -- -- -- Finance costs (49) -- -- -- (26,517) (9,369) (31,763) (5,725) Thousands of Euros Group transactions with related parties during 2015 were as follows: Associates Key management personnel Other related parties Board of directors of the Company Net sales 317 -- -- -- Other service expenses (361) -- (6,938) (845) Operating lease expense -- -- (4,900) -- Remuneration -- (9,447) -- (3,443) R&D agreements (18,400) -- -- -- Purchase of Fixed Assets (note 9) -- -- (276,457) -- Sale of Fixed Assets (note 9) -- -- 12,000 -- Finance Income 1,916 -- -- -- (16,528) (9,447) (276,295) (4,288) Thousands of Euros Group transactions with related parties during 2016 are as follows: Associates Key management personnel Other related parties Board of directors of the Company Net sales 193 -- -- -- Purchases (35,569) -- -- -- Other service expenses (7,591) -- (5,325) (905) Operating lease expense -- -- (5,281) -- Remuneration -- (10,287) -- (3,668) R&D agreements (10,188) -- -- -- Finance Income 1,946 -- -- -- (51,209) (10,287) (10,606) (4,573) Thousands of Euros Every year the Group contributes 0.7% of its profits before tax to a non-profit organization. “Other service expenses” include contributions to non-profit organizations totaling Euros 5,325 thousand in 2016 (Euros 5,224 thousand in 2015 and Euros 4,262 thousand in 2014). During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 83 for complying with certain conditions. During 2014, this contract was renewed for an additional year for an amount of US Dollars 1 million. In 2015, this contract was extended for two years for an amount of US Dollars 1 million for each year. Directors representing shareholders´ interests received remuneration of Euros 50 thousand in 2015 and Euros 100 thousand in 2014. There have not been any directors representing shareholders’ interests in 2016. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29 (c)). (b) Conflicts of interest concerning the directors The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act. (32) Environmental Issues The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2015 are as follows: Project Cost Accumulated depreciation Net value Waste water treatment 3,455 (1,081) 2,374 Waste management 3,991 (1,011) 2,980 Reduction of electricity consumption 9,138 (1,712) 7,426 Reduction of water consumption 5,937 (1,868) 4,069 Energy 604 -- 604 Other 162 (3) 159 23,287 (5,675) 17,612 Thousands of Euros The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2016 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 84 Project Cost Accumulated depreciation Net value Waste water treatment 1,472 (1,072) 400 Waste management 3,492 (1,208) 2,284 Reduction of electricity consumption 10,195 (2,380) 7,815 Reduction of water consumption 7,067 (2,329) 4,738 Energy 1,296 -- 1,296 Other 184 (7) 177 23,706 (6,996) 16,710 Thousands of Euros Expenses incurred by the Group for protection and improvement of the environment during 2016 totalled approximately Euros 12.7 million (Euros 11.2 million during 2015 and Euros 9.9 million during 2014). The Group considers that the environmental risks are adequately controlled by the procedures currently in place. The Group has not received environmental grants during 2016, 2015 and 2014. (33) Other Information Audit fees: KPMG Auditores, S.L. has invoiced the following fees and expenses for professional services during 2016 and 2015: 31/12/2016 31/12/2015 Audit services 2,084 2,196 Audit-related 19 50 Other services 93 45 2,196 2,291 Thousands of Euros “Audit services” include audit services subject to the Spanish Audit Law, amounting to Euros 541 thousand in 2016 (Euros 540 thousand in 2015). “Audit services” detailed in the above table include the total fees for services rendered in 2016 and 2015, irrespective of the date of invoice. Other entities affiliated to KPMG International have invoiced the Group for the following fees and expenses for professional services during 2016 and 2015: 31/12/2016 31/12/2015 Audit services 2,939 2,901 Tax fees 72 61 Other services 38 84 3,049 3,046 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other audit firms have invoiced the Group for the following fees and expenses for professional services during 2016 and 2015:

	Thousands of Euros	
	31/12/2016	31/12/2015
Audit services	51	35
Audit-related	--	--
Tax fees	35	7
Other services	--	--
	86	42

(34) Events after the Reporting Period

- Hologic acquisition

On 14 December 2016 Grifols agreed to acquire Hologic's share of NAT (Nucleic Acid Testing) donor screening unit for US Dollar 1,850 million. The company has entered into an agreement to acquire Hologic's (Nasdaq: HOLX) interest in their existing joint-business under which Grifols owns all customer facing activities. The agreement encompasses the acquisition of the Hologic unit engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. Until now, based on the existing agreement with Hologic, Grifols is marketing the aforementioned assays and instruments worldwide.

The assets acquired comprise a plant in San Diego, CA (United States) as well as development rights, licenses to patents and access to product manufacturers.

The acquisition is structured through Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers.

This acquisition strengthens cash flows and positively impacts the group's margins. The revenues of the Diagnostic Division will not change as a result of the acquisition due to the existing joint-business between Grifols and Hologic in place since 2014. Under the existing agreement, Grifols owns customer facing activities and records all revenues.

It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division having a direct impact on the group's EBITDA margin. By streamlining and integrating the NAT business, operational efficiency will be in terms of production, R&D, overheads and administrative expenses. In addition, Hologic will transfer the professionals in this area of activity to Grifols' workforce, which will increase by 175 employees.

On 31 January 2017 the transaction has already been closed.

At the date of issue of these consolidated annual accounts the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amount by which the business combination cost exceeds the

85

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 86 fair value of the net assets acquired) are provided below. The values shown in the table below should be considered provisional. For practical purposes, for the present transaction, the exchange rate Euro / Dollar 1.0543 was used for all purposes. Thousands of Euros Thousands of US Dollars Cost of the business combination Payment in cash 1,769 1,865 Total business combination cost 1,769 1,865 Fair value of net assets acquired 30 32 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 1,739 1,833 Provisional goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group. The expenses incurred in this transaction in 2016 amount to approximately Euros 5.1 million. • Kedplasma acquisition On 27 December 2016 Grifols has entered into an agreement to acquire six new Plasma Donor Centers to the company Kedplasma, LLC, with a purchase price of US Dollar 47 million, for which the group has advanced the sum of US Dollar 15 million at the year end. The date of delivery of the Donor Centers shall be no later than 28 February 2017. Access Biologic Acquisition On 12 January 2017, the group has announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollar 51 million. Grifols has entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols has also signed a supply agreement to sell to Access Biologicals biological products not meant for human use. The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biologicals products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development. • Refinancing process On 6 February 2017, Grifols has concluded the refinancing process of its financial debt for an amount of US Dollar 6,300 million, except for the US Dollar 1,000 million senior unsecured notes which will be refinanced shortly.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 87 Grifols informs that Term Loan A ("TLA") amounts to US Dollar 3,300 million issued at LIBOR+175bps with a 6 year tenor and quasi-bullet amortizing structure. Likewise, Term Loan B ("TLB") amounts to US Dollar 3,000 million at LIBOR+225bps; in this case tenor is 8 years and bullet amortization. With the refinancing of these senior loans, in addition to extending the tenor, the Company has reduced the margin by c.100bps. The refinancing includes US Dollar 1,700 million devoted to the acquisition of Hologic’s share of NAT donor screening unit that was closed last 31st January 2017.

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2016, 2015 and 2014

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2016 % shares Direct	31/12/2016 % shares Indirect	31/12/2015 % shares Direct	31/12/2015 % shares Indirect	31/12/2014 % shares Direct	31/12/2014 % shares Indirect
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	—	100,000%	99,998%	0,002%	99,998%	0,002%
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99,998%	0,002%	99,998%	0,002%	99,998%	0,002%
Grifols Worldwide Operations Spain, S.A (formerly Logister, S.A.)	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Services	Manufacture, sale and purchase, commercialisation and distribution of all types of computer products and materials.	—	100,000%	—	100,000%	99,970%	0,030%
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99,999%	0,001%	99,999%	0,001%	99,999%	0,001%
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99,950%	0,050%	99,950%	0,050%	99,950%	0,050%
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%
Grifols Biologicals, Inc.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%
PlasmaCare, Inc. (merged with Biomat USA, Inc in 2015)	1128 Main Street, Suite 300 Cincinnati (Ohio) United States	2006	Industrial	Procuring human plasma.	—	—	—	—	—	100,000%
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100,000%	—	100,000%	—	100,000%	—
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Düdingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	—	100,000%	80,000%	—	80,000%	—
Grifols Therapeutics, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100,000%	—	100,000%	—	100,000%
Talecris Plasma Resources, Inc.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Procuring human plasma.	—	100,000%	—	100,000%	—	100,000%
GRI-CEI, S/A Produtos para transfusao (merged with Grifols Brasil, Lda. in 2016)	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	—	—	60,000%	—	60,000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100,000%	—	100,000%	—	100,000%	—
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	89,250%	56,150%	—	56,150%	—
Proteomika, S.L.U (merged with Progenika Biopharma, S.A. in 2015)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	—	—	—	—	56,150%
Progenika Latina, S.A. de CV	Periferico Sur Nº 4118 Int 8 Col. Jardines del Pedregal CP 01900 Alvaro Obregon DF Mexico	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	—	89,250%	—	56,150%	—	56,150%
Progenika Inc.	Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 United States	2013	Industrial	Development, production and commercialisation of genetic tools, diagnostic equipment and therapeutic systems and products for personalised medicine and the highest quality healthcare in general.	—	89,250%	—	56,150%	—	56,150%
Brainco Biopharma, S.L. (merged with Progenika Biopharma, S.A in 2016)	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development of products for the treatment and diagnosis of psychiatric illnesses	—	—	—	28,423%	—	28,423%
Abyntek Biopharma, S.L.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Research, development and transfer of biotechnological products and processes, as well as the commercialisation of products and services related to the biosciences.	—	80,370%	—	45,129%	—	43,763%
Asociación I+D Progenika	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Coordination, representation, management and promotion of the common interests of associated companies, in addition to contributing to the development, growth and internationalisation of its associates and of the biosciences sector in the Basque Country.	—	89,250%	—	55,336%	—	56,150%
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	100,000%	—	100,000%	—	100,000%	—
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 Estados Unidos	2014	Industrial	The manufacture, warehousing, and logistical support for biological products.	—	100,000%	—	100,000%	—	100,000%
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99,999%	0,001%	99,999%	0,001%	99,999%	0,001%
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0,010%	99,990%	0,010%	99,990%	0,010%	99,990%
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99,000%	—	99,000%	—	99,000%	—
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) Estados Unidos	1990	Commercial	Distribution and marketing of company products.	—	100,000%	—	100,000%	—	100,000%
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95,010%	4,990%	95,010%	4,990%	95,010%	4,990%
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100,000%	—	100,000%	—	100,000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48,000%	—	48,000%	—	48,000%
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30,000%	—	30,000%	—	30,000%
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99,998%	0,002%	99,998%	0,002%	—	100,000%
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100,000%	—	100,000%	—	100,000%	—
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100,000%	—	100,000%	—	100,000%	—
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100,000%	—	100,000%	—	100,000%	—
Logística Grifols, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	2008	Commercial	Manufacture and commercialisation of pharmaceutical products for human and veterinary use.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%
Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	99,980%	0,020%	99,980%	0,020%	99,980%	0,020%
Medion Diagnostics GmbH	Lochamer Schlag, 12D 82166 Gräfelfing Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	100,000%	—	80,000%	—	80,000%
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100,000%	—	100,000%	—	100,000%	—
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99,000%	1,000%	99,000%	1,000%	99,000%	1,000%
Grifols Deutschland GmbH	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100,000%	—	100,000%	—	100,000%	—
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	—	100,000%	—	100,000%	—	100,000%
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100,000%	—	100,000%	—	100,000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

Grifols Switzerland AG	Steinengraben, 5 40003 Basel Switzerland	2013	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100,000%	—	100,000%	—	100,000%	—
Grifols (H.K.), Limited	Units 1505-7 Bershire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	—	100,000%	—	100,000%	—	100,000%
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100,000%	—	100,000%	—	100,000%	—
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99,990%	0,010%	99,990%	0,010%	99,990%	0,010%
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100,000%	—	—	—	—	—
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Valles Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99,900%	0,100%	99,900%	0,100%	99,900%	0,100%
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	—	100,000%	—	100,000%	—	100,000%
Arrahona Optimus, S.L. (merged with Grifols, S.A. in 2015)	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2008	Services	Development and construction of offices and business premises.	—	—	—	—	99,995%	0,005%
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100,000%	—	100,000%	—	100,000%	—
Gripdan Invest, S.L.	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Manufacturing buildings for rent	100,000%	—	100,000%	—	—	—
Gri-Cel, S.A.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0,001%	99,999%	0,001%	99,999%	0,001%	99,999%
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	—	73,220%	—	70,830%	—	66,150%
VCN Bioscience, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	81,340%	—	68,010%	—	—
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Research and experimental development on biotechnology	—	100,000%	—	—	—	—
PBS Acquisition Corp.	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County United States	2016	Services	Engage in any lawful act or activity for which corporations may be organized under the DGCL (Delaware Code)	—	100,000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX I
GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2016, 2015 and 2014

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Offices	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2016 % shares		31/12/2015 % shares		31/12/2014 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Nanotherapix, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	—	—	51,000%	—	51,000%
VCN Biosciences, S.L.	Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	—	—	—	—	49,450%
Aradigm Corporation	3929 Point Eden Way Hayward, California United States	2013	Research	Development and commercialisation of drugs delivered by inhalation for the prevention and treatment of severe respiratory diseases.	—	35,130%	35,000%	—	35,000%	—
TiGenix N.V.	Romeinse straat 12 bus 2, 3001 Leuven, Belgium	2013	Research	Research and development of therapies based on stem cells taken from adipose tissue.	—	16,130%	—	19,280%	—	21,300%
Mecwins, S.L.	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	—	8,420%	—	8,420%	—	9,350%
Kiro Grifols S.L. (formerly Kiro Robotics S.L.)	Poligono Bainnetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	50,000%	—	50,000%	—	50,000%	—
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	—	47,580%	—	47,580%	—	—
Albajuna Therapeutics, S.L.	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	—	30,000%	—	—	—	—
Interstate Blood Bank, Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	49,190%	—	—	—	—
Bio Blood Components Inc.	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48,972%	—	—	—	—
Plasma Biological Services, LLC	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procuring human plasma.	—	48,900%	—	—	—	—
Singulex, Inc.	4041 Forest Park Avenue St. Louis, Missouri United States	2016	Research	Development of the Single Molecule Counting (SMC™) technology for clinical diagnostic and scientific discovery.	—	20,000%	—	—	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts.

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2016, 2015 and 2014

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Bioscience			Hospital			Diagnostic			Raw materials & others			Consolidated		
	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*	2016	2015	2014*
Revenues from external customers	3.228.275	3.032.111	2.513.510	98.583	96.245	94.800	663.983	691.452	620.022	58.989	114.755	127.052	4.049.830	3.934.563	3.355.384
Total operating income	**3.228.275**	**3.032.111**	**2.513.510**	**98.583**	**96.245**	**94.800**	**663.983**	**691.452**	**620.022**	**58.989**	**114.755**	**127.052**	**4.049.830**	**3.934.563**	**3.355.384**
Profit/(Loss) for the segment	**948.598**	**907.847**	**835.171**	**(10.149)**	**(4.299)**	**(4.256)**	**84.984**	**84.147**	**86.258**	**55.764**	**88.408**	**106.446**	**1.079.197**	**1.076.103**	**1.023.619**
Unallocated expenses													(139.789)	(105.734)	(165.930)
Operating profit													**939.408**	**970.369**	**857.689**
Finance result													**(233.589)**	**(271.839)**	**(261.427)**
Share of profit/(loss) of equity accounted investee	(9.396)	--	--	(5.611)	--	--		--	--	**21.940**	**(8.280)**	**(6.582)**	**6.933**	**(8.280)**	**(6.582)**
Income tax expense													(168.209)	(158.809)	(122.597)
Profit for the year after tax													**544.543**	**531.441**	**467.083**
Segment assets	**6.512.958**	**6.074.971**	**5.013.457**	**86.590**	**91.877**	**94.971**	**1.909.447**	**1.794.389**	**1.628.232**	**8.378**	**1.321**	**794**	**8.517.373**	**7.962.558**	**6.737.454**
Equity accounted investments	104.996	--	--	13.888	--	--	43.330	--	--	39.132	76.728	54.296	201.346	76.728	54.296
Unallocated assets													1.411.053	1.562.429	1.657.999
Total assets													**10.129.772**	**9.601.715**	**8.449.749**
Segment liabilities	**411.604**	**387.086**	**256.710**	**8.415**	**3.159**	**9.429**	**186.389**	**192.730**	**233.165**	--	--	--	**606.408**	**582.975**	**499.304**
Unallocated liabilities	--	--	--	--	--	--	--	--	--	--	--	--	5.795.386	5.717.351	5.287.557
Total liabilities													**6.401.794**	**6.300.326**	**5.786.861**
Other information:															
Amortisation and depreciation allocated	152.821	137.870	95.725	5.915	5.710	5.273	32.180	31.875	24.768	3.445	6.946	45.002	**194.361**	**182.401**	**170.768**
Amortisation and depreciation unallocated	--	--	--	--	--	--	--	--	--	--	--	--	**7.508**	**7.355**	**18.704**
Expenses that do not requirecash payments allocated	16.219	627	4.053	306	108	(74)	(2.001)	4.630	(3.578)	(32.534)	--	--	**(18.010)**	**5.365**	**401**
Expenses that do not require cash payments unallocated	--	--	--	--	--	--	--	--	--	--	--	--	**4.608**	**4.794**	**(6.215)**
Additions for the year of property, plant & equipment and intangible assets allocated	197.741	421.020	188.698	9.193	7.972	14.241	89.760	68.740	46.272	13.397	--	--	**310.091**	**497.732**	**249.211**
Additions for the year of property, plant & equipment and intangible assets unallocated	--	--	--	--	--	--	--	--	--	--	--	--	**12.011**	**79.082**	**42.981**

* As a result of the acquisitions made and the related changes in the organizational structure due to the integration process, the Group reviewed the allocation of costs to the between segments, which lead to an increase of the portion of allocated costs. The comparative figures for the year 2014 were restated accordingly, resulting on a reduction of the portion of unallocated costs compared to the previous presentation of Euro 154 million. As a result of changes to systems, the segment information relating to 2014 is comparable to the 2016 and 2015 segment figures included in these consolidated financial statements.

This appendix forms an integral part of note 6 to the consolidated annual accounts.

1 of 2

APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES for the years ended 31 December 2016, 2015 and 2014 (Expressed in thousands of Euros) Reporting by geographical area Raw material & others Consolidated Spain Rest of European Union USA + Canada Rest of World Subtotal (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 of 2 2016 2015 2014 2016 2015 2014 2016 2015 2014 2016 2015 2014 2016 2015 2014 2016 2015 2014 2016 2015 2014 Net Revenue 217.497 207.641 214.558 422.752 455.276 448.244 2.663.197 2.505.791 2.042.700 687.395 651.100 522.830 3.990.841 3.819.808 3.228.332 58.989 114.755 127.052 4.049.830 3.934.563 3.355.384 Assets by geographical area 847.467 719.557 689.220 2.466.922 2.406.847 1.888.235 6.527.415 6.175.558 5.542.660 279.590 298.432 328.840 10.121.394 9.600.394 8.448.955 8.378 1.321 794 10.129.772 9.601.715 8.449.749 Other information: Additions for the year of property, plant & equipment and intangible assets 73.365 113.652 53.223 39.603 51.943 69.366 190.358 400.065 160.195 18.776 11.154 9.408 322.102 576.814 292.192 -- -- -- 322.102 576.814 292.192 This appendix forms an integral part of note 6 to the consolidated annual accounts.

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2016
(Expressed in thousands of Euros)

	Balances at 31/12/2015	Additions	Transfers	Disposals	Translation differences	**Balances at 31/12/2016**
Development costs	112.688	29.126	--	(79)	958	142.693
Concessions, patents, licenses brands & similar	59.249	--	--	--	1.222	60.471
Computer software	144.976	18.919	1.460	(420)	3.688	168.623
Currently marketed products	1.126.024	--	--	--	36.180	1.162.204
Other intangible assets	134.068	10.469	--	(651)	4.796	148.682
Total cost of intangible assets	1.577.005	58.514	1.460	(1.150)	46.844	1.682.673
Accum. amort. of development costs	(67.551)	(4.473)	--	--	(49)	(72.073)
Accum. amort of concessions, patents, licenses, brands & similar	(23.957)	(806)	--	--	(231)	(24.994)
Accum. amort. of computer software	(83.197)	(15.136)	(99)	419	(1.914)	(99.927)
Accum. amort. of currently marketed products	(175.135)	(38.441)	--	--	(7.412)	(220.988)
Accum. amort. of other intangible assets	(65.627)	(2.117)	--	544	(2.189)	(69.389)
Total accum. amort intangible assets	(415.467)	(60.973)	(99)	963	(11.795)	(487.371)
Impairment of other intangible assets	34	--	--	(34)	--	--
Carrying amount of intangible assets	**1.161.572**	**(2.459)**	**1.361**	**(221)**	**35.049**	**1.195.302**

This appendix forms an integral part of note 8 to the consolidated annual accounts.

1 of 2

APPENDIX III
GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the year ended
31 December 2015
(Expressed in thousands of Euros)

	Balances at 31/12/2014	Additions	Transfers	Disposals	Translation differences	Balances at 31/12/2015
Development costs	108.029	5.066	2	(626)	217	112.688
Concessions, patents, licenses brands & similar	55.994	12	--	(1.258)	4.501	59.249
Computer software	116.992	20.285	371	(1.167)	8.495	144.976
Currently marketed products	1.012.178	--	--	--	113.846	1.126.024
Other intangible assets	103.797	19.070	--	(943)	12.144	134.068
Total cost of intangible assets	1.396.990	44.433	373	(3.994)	139.203	1.577.005
Accum. amort. of development costs	(62.767)	(5.120)	--	484	(148)	(67.551)
Accum. amort of concessions, patents, licenses, brands & similar	(23.144)	(924)	--	1.099	(988)	(23.957)
Accum. amort. of computer software	(68.303)	(11.864)	137	991	(4.158)	(83.197)
Accum. amort. of currently marketed products	(122.416)	(38.076)	--	--	(14.643)	(175.135)
Accum. amort. of other intangible assets	(52.016)	(7.561)	--	--	(6.050)	(65.627)
Total accum. amort intangible assets	(328.646)	(63.545)	137	2.574	(25.987)	(415.467)
Impairment of other intangible assets	17	17	--	--	--	34
Carrying amount of intangible assets	**1.068.361**	**(19.095)**	**510**	**(1.420)**	**113.216**	**1.161.572**

This appendix forms an integral part of note 8 to the consolidated annual accounts.

2 of 2

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2016 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at 31/12/2015 Additions Transfers Disposals differences 31/12/2016 Cost: Land and buildings 613.476 12.993 44.060 (780) 18.107 687.856 Plant and machinery 1.431.030 87.536 116.724 (19.515) 40.062 1.655.837 Under construction 263.610 163.059 (162.292) -- 10.626 275.003 2.308.116 263.588 (1.508) (20.295) 68.795 2.618.696 Accumulated depreciation: Buildings (44.057) (13.777) (2) 178 (1.718) (59.376) Plant and machinery (616.369) (127.119) 149 13.605 (16.534) (746.268) (660.426) (140.896) 147 13.783 (18.252) (805.644) Impairment of other property, plant and equipment(3.288) 147 -- -- (59) (3.200) Carrying amount 1.644.402 122.839 (1.361) (6.512) 50.484 1.809.852 This appendix forms an integral part of note 9 to the consolidated annual accounts.

APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros) Plant and machinery Buildings Plant and machinery Movement in Property, Plant and Equipment for the year ended 31 December 2015 (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Balances at Translation Balances at 31/12/2014 Additions Business combination Transfers Disposals differences 31/12/2015 Cost: Land and buildings 305.268 228.802 -- 55.604 (12.279) 36.081 613.476 1.150.832 146.228 23 65.308 (19.918) 88.557 1.431.030 Under construction 208.534 157.352 -- (121.669) (100) 19.493 263.610 1.664.634 532.382 23 (757) (32.297) 144.131 2.308.116 Accumulated depreciation: (31.096) (10.477) -- -- 316 (2.800) (44.057) (482.610) (115.733) (7) 247 12.373 (30.639) (616.369) (513.706) (126.210) (7) 247 12.689 (33.439) (660.426) (3.146) (90) -- -- -- (52) (3.288) Carrying amount 1.147.782 406.082 16 (510) (19.608) 110.640 1.644.402 (note 3 (a)) Impairment of other property, plant and equipment This appendix forms an integral part of note 9 to the consolidated annual accounts. 2 of 2

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2016 (Expressed in thousands of Euros) 1 of 3 (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2016: Projected profits net of taxes until 31/12/2016 319.133 Less, charge required to legal reserve -- Estimated profits distributable for 2016 319.133 Interim dividend distributed 122.908 Forecast cash for the period 07 December 2016 to 07 December 2017: Cash balances at 07 December 2016 5.521 Projected amounts collected 497.058 Projected payments, including interim dividend 471.686 Projected cash balances at 07 December 2017 30.893 This appendix forms an integral part of note 15 to the consolidated annual accounts.

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2015 (Expressed in thousands of Euros) 2 of 3 (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2015: Projected profits net of taxes until 31/12/2015 250.687 Less, charge required to legal reserve -- Estimated profits distributable for 2015 250.687 Interim dividend distributed 119.615 Forecast cash for the period 23 October 2015 to 23 October 2016: Cash balances at 23 October 2015 5.748 Projected amounts collected 418.467 Projected payments, including interim dividend 368.821 Projected cash balances at 23 October 2016 55.394 This appendix forms an integral part of note 15 to the consolidated annual accounts.

APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Statement of Liquidity for Distribution of Interim Dividend 2014 (Expressed in thousands of Euros) 3 of 3 (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Thousands of Euros Forecast profits distributable for 2014: Projected profits net of taxes until 31/12/2014 211.556 Less, charge required to legal reserve 0 Estimated profits distributable for 2014 211.556 Interim dividend distributed 85.944 Forecast cash for the period 20 October 2014 to 20 October 2015: Cash balances at 20 October 2014 67.048 Projected amounts collected 508.971 Projected payments, including interim dividend 383.137 Projected cash balances at 20 October 2015 192.882 This appendix forms an integral part of note 15 to the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Dear Shareholders, Grifols is a global company committed to healthcare since 1940. With a legacy of more than 75 years improving people’s health and well-being through the development of plasma protein therapies (Bioscience Division), technology for clinical diagnostic use (Diagnostic Division) and hospital pharmacy products (Hospital Division), it is a solid, diversified, profitable and growing company. 2016 was the tenth anniversary of Grifols’ listing on the Spanish stock exchange, and after this first decade, it remains committed to generate value for its shareholders and investors. On 17 May 2006, Grifols started trading at a price of EUR 4.40 per share and closed its first trading day at EUR 5.09 per share, with an increase of +15.7%, and a market capitalisation of Euros 938 million. Less than two years later, Grifols was included in the IBEX-35 index of the Spanish stock exchange. 1 June 2016 marked the fifth anniversary of Grifols’ presence on the U.S. stock exchange. It is listed on the NASDAQ Stock Market and a component of the Biotechnology Index. The market capitalisation at the end of 20161 was Euros 12,020.3 million, and the closing price of the Class A, Class B, and ADR B shares was EUR 18.88, EUR 15.21 and USD 16.07, respectively2. Grifols has completed in an orderly and transparent manner the succession plan to transfer executive responsibilities to Raimon Grífols Roura and Víctor Grífols Deu, as joint CEOs, as well as the continued presence of Víctor Grífols Roura as non-executive Chairman of the Board of Directors. With regard to management, Grifols followed the strategic plan defined for 2013-2017, the aim of which is to make the company one of the most competitive in those sectors in which it operates. To this end, the group focuses its management approach around five key pillars of growth: global expansion, capacity leadership, optimisation of its activities, acceleration of innovation and diversification of the business. Growth, cash generation and debt management continue to be a priority for Grifols, as well as the diversification of the business and the creation of shareholder value. In this regard, at the end of 2016, Grifols announced the agreement with Hologic to acquire its share of the NAT (Nucleic Acid Testing) donor screening unit for USD 1,850 million. This acquisition, which took effect in January 2017, will strengthen the leadership of the Diagnostic Division in the transfusion diagnostics segment, intensify the generation of cash flows and impact positively on the margins of the division and at the group level. Financial management helped to maximise the group’s results and create value for shareholders. In addition, at the beginning of 2017, Grifols completed the process of refinancing part of its debt, achieving a more efficient financial structure and a significant reduction in financing costs. 2016 can be regarded as the completion of a phase: the generational handover confirms the founding shareholders’ commitment to the company; the transition has been carried out successfully, and Grifols is ready to continue growing and creating value. Crucial to the creation of value is managing the talent of who make up the company, who are key to the achievements of the business goals. Two academies -the Grifols Academy of Plasmapheresis and the Academia Grifols- manage the training programmes and the development of skills and abilities for the different groups. In addition, Grifols has continued to demonstrate its commitment to the environment and society. Worthy of note is the work carried out by its three foundations: the Víctor Grífols i Lucas Foundation, the José Antonio Grífols Foundation and the Probitas Foundation. 1. - SITUATION OF THE GRIFOLS GROUP In 2016, it is estimated3 that the global market for plasma-derived products was more than USD 20,000 million. Grifols maintains its position as one of the leading companies with an estimated market share of 18%3. The group’s main products lead worldwide sales. 1 Market capitalisation calculated on the basis of the closing prices at 31/12/2016 for Class A and Class B shares 2 Closing prices without taking into account the “split” effective on January 2016: Class A EUR 37.76, Class B EUR 30.41, ADR B USD 32.14 3 Source: 2014 market reports

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Grifols continues to consolidate its position in the in-vitro diagnostics sector. The company is a recognised world leader in transfusion medicine, a market worth USD 4,000 million3 in which it offers comprehensive solutions for blood and plasma donor centres. The portfolio of products allows the group to control the entire value chain, from donation to transfusion. Grifols’ professional collaboration with hospital pharmacies is part of the company’s history. The Hospital Division maintains its leadership in Spain as a supplier of intravenous solutions. It is also a leader in the introduction of hospital logistics automation systems in Spain and Latin America through its Pharmatech line, continuing to work towards strengthening its presence in the United States. • Grifols has completed the scheduled succession plan in an orderly and transparent manner In accordance with the succession plan unanimously approved by Grifols’ Board of Directors on 10 December 2015, at the end of 2016 Víctor Grífols Roura submitted his resignation as Chief Executive Officer with effect from 1 January 2017. At the same time, Raimon Grífols Roura and Víctor Grífols Deu were appointed as new joint CEOs. This represents the implementation of the scheduled generational handover, which reiterates the founding shareholders’ commitment to the company and reinforces the continuity of the values and pioneering spirit that form the foundation of Grifols’ leadership. Víctor Grífols Roura remains as non-executive Chairman of the Grifols’ Board of Directors. • Grifols in 2016 management lines Grifols’ main business units (Bioscience Division, Diagnostic Division and Hospital Division) are solid, consolidated and complement each other. At an operational level, the commercial model is specialised by division and transversal from a geographical and functional point of view, which enables to strengthen and amplify their organic growth. In 2016, Grifols continued to make major investments in improving and expanding its production capacity to ensure long-term growth, allocating substantial resources to capital investments (CAPEX) and R&D with the aim of accelerating research projects. The excellence of the financial management carried out during the year contributed decisively to the maximisation of economic performance, and with this perspective, in early 2017, the company concluded a process of refinancing part of its debt in order to further optimise its financial structure and reduce its financial costs. The management of Grifols in 2016 was focused on the following items: • Consolidation of the organic growth of the Bioscience Division and the Hospital Division. • Strengthening of the international presence and diversification of the Diagnostic Division’s portfolio of products. • Geographical expansion and detection of potential markets in all its divisions. • Execution of capital investments related to production capacity, including plasma supply. • Search for strategic opportunities and acquisitions that generate value: remarkable the acquisition of 49% of Interstate Blood Bank, Inc. (IBBI), one of the leading private and independent plasma suppliers in the United States, and the acquisition of Hologic’s share in NAT donor screening unit, completed at the beginning of 2017. • Continuous innovation in the search for new indications, as well as in the differentiation and adaptation of products to meet patients’ needs and healthcare professionals. The setting-up of an innovation office in mid-2016 with a more transversal approach will boost R&D projects. • Strengthening of the financial position of the group.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2. - BUSINESS PERFORMANCE AND RESULTS

PROFIT AND LOSS ACCOUNT: KEY PERFORMANCE INDICATORS

- **Revenues exceed Euros 4,000 million for the first time**

Grifols closed 2016 with a top line of Euros 4,049.8 million. This represents an increase of +2.9% (+3.1% cc[4]) compared with revenues of Euros 3,934.6 million in 2015. Recurring sales (excluding Raw Materials and Others) grew by +4.5% (+4.6% cc), with revenues of Euros 3,990.8 million.

- **Revenues by division: Grifols' recurring revenues up by +4.5%**

The Bioscience Division, which includes the plasma proteins business, continued to be the main driver of the company's growth in 2016. The net revenues of this division totalled Euros 3,228.3 million, and its contribution to the group's total revenues increased to 79.7%. The Diagnostic Division, with revenues of Euros 664.0 million, accounted for 16.4% of total revenues, while the Hospital Division, with revenues close to Euros 100 million, contributed 2.4% of total revenues.

The Raw Materials and Others Division, currently includes the company's non-recurring revenues.

In thousands of euros	2016	% of Net Revenues	2015	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	3,228,275	79.7%	3,032,111	77.1%	6.5%	6.6%
DIAGNOSTIC	663,983	16.4%	691,452	17.6%	(4.0%)	(3.9%)
HOSPITAL	98,583	2.4%	96,245	2.4%	2.4%	4.5%
SUBTOTAL	***3,990,841***	***98.5%***	***3,819,808***	***97.1%***	***4.5%***	***4.6%***
RAW MATERIALS AND OTHERS	58,989	1.5%	114,755	2.9%	(48.6%)	(49.0%)
TOTAL	**4,049,830**	**100.0%**	**3,934,563**	**100.0%**	**2.9%**	**3.1%**

** Constant currency (cc) excludes the impact of exchange rate movements*

- **Bioscience leads growth with sales up by +6.5% to Euros 3,228 million and consolidates its sales' sustained organic growth**

Revenues of the **Bioscience Division** totalled Euros 3,228.3 million, with an increase of +6.5% (+6.6% cc). This reflects both the trend seen in the sector and Grifols' robust leadership position.

The significant increase in sales volumes continues to be the main growth driver, although there is also a positive price impact. The geographic mix also had a positive impact on revenues in 2016.

The volume of sales of **immunoglobulin** (IVIG) remained solid throughout the year, with growth in all the regions where Grifols is present. The company maintained the global leadership of its IVIG. Demand for this plasma protein continued to be very strong in the U.S. market as a result of the efforts made to promote better diagnosis and greater use for the treatment of neurological diseases such as chronic inflammatory demyelinating polyneuropathy (CIDP), a segment led by the group. There was also notable growth in Europe as well as a growing contribution to revenues from certain countries such as Australia as a result of international expansion.
Sales of **albumin** continued to make a remarkable contribution to the division's growth, supported by significant increases in China and the United States. There was substantial growth in Latin America, India and Indonesia as a result of the marketing efforts made to promote expansion in these areas, and gradual growth in countries such as Turkey, Thailand and Brazil.

[4] *cc: at constant exchange rates.*

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Grifols is the leader in alpha-1 antitrypsin and actively promotes the diagnosis of deficiency in this protein (AATD) in Europe, the United States and – in an incipient manner – Latin America. The significant increase in sales of this plasma product in the United States, Germany and Canada in 2016 validate the marketing efforts made and confirm the strategy being developed in these priority markets to boost growth in demand. Improvements in the identification of patients and the diagnosis of AATD continues to be one of the strategic pillars for the growth of demand in the sector. Grifols will continue working to strengthen its geographical expansion, as shown by the regulatory approvals obtained in Australia and Turkey to begin marketing this product. Meanwhile, sales of factor VIII rose very significantly in the United States, driven by increased preference for the natural protection benefits of Alphanate®. The company also strengthened the position of its Alphanate® as the most prescribed plasma-derived factor VIII in the United States. In addition, the results of the SIPPET5 study (Survey of Inhibitors in Plasma-Products Exposed Toddlers) are influencing the choice of treatment for previously untreated patients with severe hemophilia A. In this regard, the European Medicines Agency (EMA) has launched a review of the different FVIII concentrates. Specialty proteins developed by Grifols in order to have a differentiated product portfolio and optimise raw material costs and production capacity remained stable throughout the year. These include, among others, specific hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus. Having specialised teams, differentiated for each product portfolio, is an essential component in Grifols’ strategy of seeking balanced growth in all plasma products, with the goal of maximising profitability per litre of plasma. Sales of the Diagnostic Division totalled Euros 664.0 million in 2016, compared with Euros 691.5 million reported in 2015. The revenues of the division gradually moderated their fall over the period, closing the year at -4.0% (-3.9% cc). For comparison purposes, the revenues reported in 2015 included the impact of the contracts for systems using NAT technology (Procleix® NAT Solutions) signed with the Japanese Red Cross, as well as higher revenues deriving from the old contract with Abbott for the production of antigens. This contract, signed in July 2015 for a total value of approximately USD 700 million, included new conditions and extended the supply of antigens until 2026. Grifols is a global leader in transfusion diagnostics, with activities in various areas of specialisation: • Revenues from sales of laboratory systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood and plasma donations remained stable in the main markets, including the United States, where Grifols has a 79% of market share. The expansion of this technology in Asia (especially in China) and the Middle East is positive, as shown by the agreements signed with the Malaysian national blood bank and the Saudi Arabian Ministry of Health, among others. In the second half of the year, there was a positive impact from the Zika virus blood screening test. This was developed jointly with Hologic to tackle the Zika virus outbreak occurred in 2016. In June, the Food and Drug Administration (FDA) approved the test for use in the United States under and Investigational New Drug (IND) research protocol. From October onwards, the North American health authorities’ plan of action to combat this virus included the obligation to perform a screening test on all blood donations made in the country. In December 2016, Grifols obtained European Conformity (CE Marking) for its Zika virus screening test. After the close of the year, Grifols completed the acquisition of Hologic’s share in this business area in order to enhance its vertical integration and further promote the development of new tests and screening routines for emerging viruses. • The blood typing line has continued to be one of the division’s growth drivers. Sales of analysers (Wadiana® and Erytra®) maintained their upward trend, and a new autoanalyser (Erytra® Eflexis®) was 5 The SIPPET study demonstrated that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) developed in order to offer differentiated products in mature markets such as Europe. The launch in the main countries of the European Union is planned for 2017. Sales of gel reagents (DG-Gel® cards) for blood typing were very strong in the United States, a key country that confirmed the marketing efforts made, and in China, which has significant growth potential. There was a continuing positive trend in other countries such as South Africa, Turkey, Argentina and Brazil. Geographical expansion continues to be one of the main growth drivers. • Sales of antigens used to manufacture diagnostic immunoassays continue to be impacted by the major cost-reduction initiative currently being led by Grifols within the framework of the joint-business agreement with Ortho Clinical Diagnostics, as well as by lower revenues obtained in 2016 under the old contract with Abbott, which entered into force in July 2015. In the area of specialty diagnostics, the company continues to work on increasing its clinical diagnostics portfolio and developing new diagnostic tests for personalised medicine through Progenika. The Hospital Division generated sales of Euros 98.6 million, a rise of +2.4% (+4.5% cc) compared with Euros 96.2 million in 2015. The recovery in revenues seen in the third quarter is confirmed in the last three months of the year, and underpins the growth of the division as it increases its internationalisation. There was notable progressive expansion in the United States, Portugal and certain countries of Latin America. The appointment of a new commercial president of the division and the greater internationalisation that is being pursued as the main growth strategy, will contribute to a strengthening of revenues in the coming years. By product line, the Intravenous Solutions line and the Pharmatech line, which includes intravenous therapy devices (i.v. Tools) and Hospital Logistics, were the main drivers of growth. Pharmatech sales in Spain, United States and Chile were significant. Strengthening the penetration of Pharmatech in the U.S. market represents one of the main opportunities for future growth of the division. The Intravenous Solutions and Nutrition lines showed a positive trend, while Medical Devices remained stable. Grifols’ non-recurring revenues, which are included in Raw Materials and Others, totalled Euros 59.0 million, representing 1.5% of total revenues. These include, among others, contract manufacturing projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As anticipated, the lower revenues for this division are mainly related to the reduction in royalties earned by the transfusion diagnostics unit. • Revenues by region: geographical expansion Grifols generated more than 94% of its sales outside Spain. Geographical expansion is therefore key to promoting the organic growth of Grifols. This expansion is focused on three aspects: 1. Strengthening the products and services of the three divisions in the main markets where the company operates. 2. Increasing the presence in new geographical areas with potential for growth. 3. Promoting the complementarity of the product portfolios offered and the comprehensive training of the commercial teams.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In thousands of euros	2016	% of Net Revenues	2015	% of Net Revenues	% Var	% Var cc*
US + CANADA	2,663,197	65.8%	2,505,791	63.7%	6.3%	5.6%
EU	640,249	15.8%	662,917	16.8%	(3.4%)	(2.7%)
ROW	687,395	16.9%	651,100	16.6%	5.6%	8.4%
SUBTOTAL	***3,990,841***	***98.5%***	***3,819,808***	***97.1%***	***4.5%***	***4.6%***
RAW MATERIALS AND OTHERS	58,989	1.5%	114,755	2.9%	(48.6%)	(49.0%)
TOTAL	**4,049,830**	**100.0%**	**3,934,563**	**100.0%**	**2.9%**	**3.1%**

** Constant currency (cc) excludes the impact of exchange rate movements*

In the **United States** and **Canada**, revenues rose by +6.3% (+5.6% cc) to Euros 2,663.2 million, representing 65.8% of the group's total revenues. Grifols continued to invest in quality, safety and the best possible adaptation of its products to the patient's needs. In the Bioscience Division, sales of the main plasma proteins showed positive growth, confirming the commercial strategies that are being implemented. Revenues in the United States were also supported in the second half of the year by sales of diagnostic screening tests for the Zika virus in blood donations (Diagnostic Division).

Sales in the **European Union** totalled Euros 640.2 million, compared with Euros 662.9 million in 2015, and the division's contribution to the group's total revenues accounts for 15.8%. Countries such as Spain, Germany, Italy, United Kingdom and France continue to be the main European markets. In general terms, the company's strategy is focused on promoting better diagnosis of diseases treated with plasma proteins, as in the case of alpha-1 deficiency (AATD) in Germany, and increasing market share through the development of new products and services that provide added value for patients and healthcare professionals, as in the case of the launch of the Erytra® Eflexis® autoanalyser, among others.

Revenues generated in **ROW (Rest of World)** increased by +5.6% (+8.4% cc) to Euros 687.4 million, representing 16.9% of total revenues. Significant growth was seen in China and Australia, which leads the increases recorded in the Asia-Pacific region; the growth in Latin America, driven by countries such as Chile and Brazil; and the progressive penetration in Turkey and the Middle East, including Saudi Arabia and Israel.

In September 2016, Grifols opened a training centre in Dubai, which offers training programs specialising in Grifols transfusion and clinical diagnostics products, with the aim of supporting the growth of the Diagnostic Division in the Middle East.

- **Stability of results: EBITDA of Euros 1,141.3 million and EBIT of Euros 939.4 million**

EBITDA was Euros 1,141.3 million, decreasing -1.8% compared with the previous year. The EBITDA margin was 28.2% of revenues. EBIT fell by -3.2% to Euros 939.4 million, representing 23.2% of revenues.

Throughout 2016, margins were affected by the significant decrease in royalties relating to the transfusion diagnostics unit compared with 2015. Also by higher plasma costs associated with the opening of new donor centres, as well as the trend towards greater incentives to reward donors for their time.

Investments for the opening of new centres continued according to the plan to reach 225 centres by 2021. At year-end, Grifols had 171 plasma donor centres in the United States, 21 more that at the beginning of 2015. In this regard, it remains a strategic priority for Grifols to ensure access to its main raw material (plasma) in order to meet the growing demand of the plasma-derived products market.

Grifols maintains the objective of maximising the use of each litre of plasma and thus optimising the profitability per litre. The company also continues with its policy of rationalising operating costs, and implementing technologies that contribute to greater efficiencies. This includes the completion of the pilot trial of radio frequency identification (RFID) systems in bottles of plasma in real supply environments (plasma centres, storage centres in the United States and Spain), which represents a significant advance in the implementation of this operational improvement.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Solid results: net profit up by +2.5% to Euros 545.5 million, driven by financial management**

Grifols' net profit rose by +2.5% compared with 2015, to Euros 545.5 million. This represents 13.5% of the group's net revenues. The excellence of the financial management carried out during the year contributed decisively to the maximisation of profit.

Specifically, the financial result and that generated by Grifols' portfolio of investee companies contributed more than Euros 50 million to the results obtained in 2016 compared with the previous year. The financial expense was Euros 233.6 million, showing an improvement of 14.1%, mainly due to the termination of the interest rate derivatives and the positive impact of exchange rate variations.

Grifols' effective tax rate was 23.6%.

Key Financial Metrics 2016

In millions of euros except % and EPS	2016	2015	% Var
NET REVENUE (NR)	4,049.8	3,934.6	2.9%
GROSS MARGIN	47.2%	49.1%	
R&D	197.6	224.2	(11.9%)
% NR	*4.9%*	*5.7%*	
EBITDA	1,141.3	1,162.6	(1.8%)
% NR	*28.2%*	*29.5%*	
EBIT	939.4	970.4	(3.2%)
% NR	*23.2%*	*24.7%*	
GROUP PROFIT	545.5	532.1	2.5%
% NR	*13.5%*	*13.5%*	
ADJUSTED[(1)] GROUP PROFIT	623.3	614.2	1.5%
% NR	*15.4%*	*15.6%*	
CAPEX	268.3	266.4	0.7%
EARNINGS PER SHARE (EPS)[(2)]	0.80	0.78	2.5%

	December 2016	December 2015	% Var
TOTAL ASSETS	10,129.8	9,601.7	5.5%
TOTAL EQUITY	3,728.0	3,301.4	12.9%
CASH & CASH EQUIVALENTS	895.0	1,142.5	(21.7%)
LEVERAGE RATIO	3.55/(3.45cc)[(3)]	3.19/(2.92cc)[(3)]	

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) EPS as of December 31, 2015 calculated taking into consideration the 2:1 split effective 4 January 2016

(3) Constant currency (cc) excludes the impact of exchange rate movements

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2016 adjusted group profit reconciliation

In millions of euros	2016	2015	% Var
GROUP NET PROFIT	**545.5**	**532.1**	2.5%
% NR	*13.5%*	*13.5%*	
Amortization of deferred financial expenses	63.2	64.1	(1.4%)
Amortization of intangible assets acquired in business combinations	38.6	42.5	(9.1%)
Tax impacts of adjustments	(24.0)	(24.5)	(1.9%)
ADJUSTED[(1)] GROUP NET PROFIT	**623.3**	**614.2**	1.5%
% NR	*15.4%*	*15.6%*	

[(1)] *Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions*

KEY BALANCE SHEET FIGURES

The solid results and positive cash flow performance strengthened the balance sheet in 2016.

At December 2016, total consolidated assets were Euros 10,129.8 million, a significant increase compared with Euros 9,601.7 million at December 2015. The changes relate mainly to capital investments (CAPEX) of Euros 268.3 million; the acquisition of minority stakes in IBBI (Interstate Blood Bank, Inc.) and Singulex; the increase in Grifols' stake in Progenika Biopharma; and the higher plasma inventory level as a result of the opening of plasma centres and increased activity.

- **Inventory turnover and average collection period**

Optimisation of working capital management continued to act as a lever for improving the financial strength of the company.

Inventory turnover was 281 days at December 2016 due to the investments made in the opening of new plasma donor centres. In 2016, Grifols had 171 plasma centres compared with 150 centres at the beginning of 2015.

A low average collection period was maintained, validating the measures taken. It was 37 days, in line with that reported in December 2015. The average payment period increased from 53 days to 61 days.

For the Spanish companies of the group, the average payment period to suppliers was 72 days, showing an improvement compared with the previous year. The company is looking into the best measures for reducing the average number of days.

- **Strong cash generation that allows strategic investments to be made**

In 2016, the group's cash position was Euros 895.0 million, below the Euros 1,142.5 million reported in 2015, after dividend payments of Euros 216.2 million, payments related to the acquisition of equity stakes in different companies for a total of Euros 202.7 million, payments relating to capital investments (CAPEX) totalling Euros 268.3 million, R&D (Euros 219.9 million) and debt service payments. Strong operating cash generation was maintained, amounting to Euros 553.3 million.

The higher profit earned, the maintenance of the average collection period, the extension of payment periods and the remarkable efficiency achieved in financial management allowed Grifols to fully fund the planned investment activities. In 2016, the company allocated close to Euros 500 million in cash to capital investments (Euros 268.3 million) and R&D (Euros 219.9 million).

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- **Indebtedness and credit ratings**

At December 2016, Grifols' net financial debt was Euros 4,047.1 million, including Euros 895.0 million in cash. The company has more than Euros 480 million of undrawn credit facilities. At 31 December 2016, the liquidity position was over Euros 1,375 million, taking the above-mentioned undrawn credit lines into account.

The net debt to EBITDA ratio was 3.55x at December 2016, although this falls to 3.45x when the effects of exchange rate variations are excluded, compared with 3.19x reported in December 2015.

The management of the indebtedness is a priority for the company. To achieve this goal, Grifols maintains high and sustainable levels of operating activity and strong cash generation.

Grifols refinanced part of its debt after the close of the 2016. The total amount of debt involved in this process was USD 6,300 million, including tranche A, tranche B, the undrawn credit facility and the USD 1,700 million term loan for financing part of the acquisition of Hologic's donor screening unit.

The completion of the refinancing process allows Grifols to improve the financial structure and the average cost of its debt.

Grifols' financial structure and new conditions after the completion of the refinancing process:

STRUCTURE	AMOUNT (in millions)	NEW CONDITIONS
TOTAL SENIOR SECURED DEBT		
Tranche - Term Loan A (TLA)	USD 3,000	Interest rate: LIBOR + 175 basis points Maturity: 2023
Tranche - Term Loan B (TLB)	USD 3,000	Interest rate: LIBOR + 225 basis points Maturity: 2025
Credit line *(revolving multi-currency)*	USD 300	Interest rate: LIBOR + 175 basis points Maturity: 2023
TOTAL DEBT	6,300	

After the acquisition of Hologic's share in the donor screening unit, the credit ratings assigned by Standard & Poor's remained unchanged. Moody's revised its credit ratings by one notch, while it maintains a "Stable" outlook for the company.

The completion of the refinancing process did not result in any changes, and both rating agencies affirmed their credit ratings.

Current credit ratings:

	Moody's	*Standard &Poor's*
Corporate Rating	*Ba3*	*BB*
Senior Secured Debt	*Ba2*	*BB*
Senior Unsecured Debt	*B2*	*B+*
Outlook	*Stable*	*Stable*

- **Net equity**

Grifols' net equity rose to Euros 3,728.0 million, mainly due to profits earned during the period. Two dividend payments totalling Euros 216.2 million were made in 2016.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The second dividend payment against the 2015 profits was made in the second quarter of 2016, and in December 2016 an interim dividend on account of 2016 results was paid. Grifols maintains its commitment to remunerating its shareholders via dividends, with a pay-out ratio of 40% of the group’s consolidated net profit. On 4 January 2016, a share split, at the ratio of 2 new shares (either Class A or Class B) for each old share (either Class A or Class B), as approved by the Ordinary General Meeting of Shareholders held on 29 May 2015, became effective. Consequently, there was no change in the company’s share capital, but there was a change in the total number of shares (which was multiplied by two) and their par value (which was reduced by the same proportion). At 31 December 2016, Grifols’ share capital was represented by 426,129,798 ordinary shares (Class A) with a par value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B) with a par value of EUR 0.05 per share. Grifols’ ordinary shares (Class A) are listed on the Spanish Stock Exchange, and are a component of the Ibex-35 (GRF), while its non-voting shares (Class B) are also listed on the Mercado Continuo (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). PERFORMANCE BY BUSINESS AREA: DIVISIONAL ANALYSIS • Bioscience Division: 79.7% of Grifols’ revenues The Bioscience Division generated 79.7% of Grifols’ sales, with revenues totalling Euros 3,228.3 million. The United States, China and Spain were the division’s principal country drivers, and the main plasma drugs marketed by Grifols saw remarkable growth. As already mentioned in the business results section, noteworthy items include the growth recorded for IVIG; the growth of albumin in China and Latin America; the significant increases in sales of alpha-1 antitrypsin resulting from the strategy of improving the diagnosis of the deficiency in this protein; and the growth of plasma-derived factor VIII. Demand for plasma products continues to increase. The momentum of the market is the result of several factors: improved healthcare coverage, increased life expectancy, new indications, and improved diagnosis of rare diseases treated with plasma proteins. Against this background, the initiatives implemented by Grifols in 2016 to generate opportunities for growth and enhance the division’s commercial force are in line with the company’s strategic pillars. In particular, these include: 1. - Optimisation of the business through improved diagnosis of diseases related to different plasma proteins: • Alpha-1 deficiency (AATD) in the United States and Europe. This is a rare disease that causes genetic emphysema due to low levels of the alpha-1 protein, and could be a cause of up to 3% of cases of COPD in the United States6. It is estimated that, of the approximately 325,000 patients diagnosed with AATD in the United States, Europe, and Canada, only around 3% are being treated. Grifols continues to work actively to improve the diagnosis of this disease, and during 2016 strengthened its sales teams in Europe, the United States, Canada and – in a more incipient manner – Latin America. It also promotes the implementation of various programmes for managing the disease in patients with this genetic disorder. • Chronic inflammatory demyelinating polyneuropathy (CIDP). This is a neurological disorder characterised by progressive weakness and impaired sensory function. It affects approximately 1/200,000 children and 1-7/100,000 adults, although a high percentage is not diagnosed. During the year, representatives of Grifols’ neurology and immunology areas took part in the advanced training organised by the American Association of Neuromuscular and Electrodiagnostic Medicine6 (AANEM) concerning this disease. These initiatives form part of the Association’s educational programme to help improve diagnosis of the disease. 6 AANEM (American Association of Neuromuscular & Electrodiagnostic Medicine) is the leading organisation of the United States in providing high-quality support and training to doctors and healthcare professionals for the treatment of neuromuscular diseases and electrodiagnostics.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Immunodeficiencies: Grifols continued to promote diagnosis programmes in countries of Latin America and the Asia-Pacific region in order to identify people who have an immunoglobulin deficiency and are suitable to receive treatment. 2. - Global expansion: • Consolidation of the commercial presence in China, India and other emerging countries where the consumption of plasma proteins is growing strongly with the consolidation of a middle class that has increased access to treatment and a greater life expectancy. There was notable growth in sales of albumin in China, India and Latin American countries such as Brazil. • Greater product segmentation to increase penetration in mature markets. Notable features of the year were the IVIG commercial and positioning efforts carried out in Australia and France, which are contributing to the growth of sales and helping to increase penetration in these markets. • Obtaining of regulatory approvals to market alpha-1 antitrypsin in Australia and Turkey. In addition, Grifols continues to explore other countries with the aim of promoting the expansion of this plasma-derived medicine in other markets. 3. - Innovation and differentiation of products and services: • The results of the SIPPET7 study (Survey of Inhibitors in Plasma-Products Exposed Toddlers) concluded that treatment of severe hemophilia A with recombinant factor VIII concentrates (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF). The conclusion of this study may have implications for the choice of product for the treatment of previously untreated patients with severe hemophilia A, since the development of inhibitors is the biggest challenge in the treatment of hemophilia A. In particular, the United States Medical and Scientific Advisory Council (MASAC)8 has also included pdFVIII/VWF as a first treatment option in previously untreated children with severe hemophilia A, and the EMA (European Medicines Agency) has begun9 to review the different FVIII concentrates in order to assess the risk of developing inhibitors in patients who are starting treatment for hemophilia A. In addition, the main hemophilia associations, both medical and patient, have recognised the significance of the results and issued recommendations for doctors to assess and present both treatment options (plasma-derived and recombinant) to patients and their families. These include associations in the United States (NFH/MASAC), the United Kingdom (UKHCDO), France (AFH), Canada (CHS/AHCDC) and Europe (EAHAD and EHC), as well as the World Federation of Hemophilia (WFH). • Suitability of implementation of the Prolastin Direct® integrated management programme aimed at AADT patients treated with Grifols alpha-1 antitrypsin. One of the investigations carried out in the United States in AADT patients treated with alpha-1 antitrypsin concluded that the annual average of healthcare resources used by patients who took part in the Grifols Prolastin Direct® programme was lower than those used by patients in other programmes. The results of this study, awarded a prize by the American Academy of Managed Care Pharmacy, back the initiative, since they suggest that incorporating patient management programmes involves a reduction in the consumption of healthcare resources and decreases the healthcare cost of AADT patients treated with this plasma protein. • New liquid formulation of alpha-1 antitrypsin: Grifols has requested approval from the American and European health authorities for its alpha-1 antitrypsin (Prolastin®-C) in liquid formulation. The 7SIPPET is an investigator-driven, multicentre, prospective, open-label, international, randomised study sponsored by the Angelo Bianchi Bonomi Foundation and financed by the Italian Ministry of Health and by grants from Grifols, Kedrion and LFB. 8https://www.hemophilia.org/Researchers-Healthcare-Providers/Medical-and-Scientific-Advisory-Council-MASAC/MASACRecommendations/ MASAC-Recommendation-On-SIPPET-Survey-of-Inhibitors-in-Plasma-Product-Exposed-Toddlers 9http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Factor_VIII/human_referral_prac_000060.jsp&mid=W C0b01ac05805c516f

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) company expects to launch this product in the United States at the end of 2017. This new formulation satisfies the goal of providing an answer that meets the needs of patients and healthcare professional. 4. - Leadership in capacity: • Expansion of plasma donor centres: in 2016, Grifols had a total of 171 centres, 21 more than at the beginning of 2015. The group plans to increase the number of plasmapheresis centres to 225 in the next 5 years in accordance with the plan for opening new centres. In addition, the acquisition of 49% of the capital of IBBI, which includes a purchase option on the remaining 51%, allows Grifols to tighten its existing commercial links with this American company, which operates 23 plasma centres in the United States and whose facilities also include an analysis laboratory. • Increased fractionation capacity and announcement of a new capital investment plan: in 2016, Grifols continued to invest in the constant expansion and improvement of its production facilities for fractionation, protein purification and other related activities. The company has announced a new plan for capital investments (CAPEX) amounting to Euros 1,200 million for the period 2016-2020. Approximately 45% of the resources will be allocated to the new production facilities of the Bioscience Division, with the aim of ensuring its sustained growth in the long term. Industrial Plasma Service The Industrial Plasma Services continues to process plasma derived from the AIPH (Integral Utilisation of Hospital Plasma) programme, which has been operating in Spain for 25 years, in the Czech Republic and the Slovak Republic for 17 years, and in Canada. This hospital plasma industrial fractionation service is formalised by a fractionation contract with the healthcare centre. Obtaining raw material In 2016, the volume of plasma obtained was approximately 8.8 million litres, representing an increase of +8% compared with the previous year. During the course of the year, Grifols’ network of donor centres received more than 26,500 donations per day. The company continues to invest in opening new plasma donor centres in the United States to support the growing demand for plasma proteins. At 31 December, Grifols had a total of 171 centres in the United States, 21 more than at the beginning of 2015. Key activity indicators 2016: No. of plasma centres 171 Average daily no. of plasma donations +26,500 No. of donations analysed (annual capacity) +15 million donations Litres of plasma obtained 8.85 million litres No. of fractionation plants 4 plants Installed fractionation capacity 12.5 million litres/year • Diagnostic Division: 16.4% of Grifols’ revenues Revenues of the Diagnostic Division totalled Euros 664.0 million, representing 16.4% of Grifols’ total business. This is the division of the group that has a presence in the most countries. Notable was the growth in the United States, Argentina, Saudi Arabia, Turkey, Switzerland, China and Australia. The company remains a leader in the field of transfusion diagnostics, and continues to offer a broad portfolio of products designed to support safety from donation to transfusion. In this regard, 2016 was characterised by the positive trend in new registrations and product launches.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The generation of opportunities for growth and initiatives to enhance the commercial force of the division, in line with the company’s strategic plan, include among others: 1. - Global expansion in strategic markets: • In the United States, the company continued to strengthen its commercial relations. This country is the main market for blood screening products using NAT technology, and Grifols has a market share of 79%. • The Asia-Pacific region remains one of the priorities in the blood typing and the screening of blood donations with NAT technology. In 2016, Grifols won a first contract as a supplier of blood typing solutions for the Red Cross of South Korea, and the Malaysian national blood bank once again put its trust in Grifols’ NAT technology to analyse an expected 450,000 blood donations per year. Contracts in New Zealand and with various provincial blood banks in China were also renewed. • In the Middle East, Grifols became the leading supplier of NAT technology in Saudi Arabia after winning the contract to provide transfusion services for the Saudi Ministry of Health (MoH) and for the majority of the member countries of the Cooperation Council for the Arab States of the Gulf (GCC). In addition, the first sales in Kuwait and Oman began. To support expansion in this region, Grifols inaugurated a diagnosis training centre in Dubai. • The group also continued to promote its presence in Latin America for its Diagnostic Division. Notable events included the start of the commercialization of its line of NAT technology products in the region, with the installation of the first Procleix Panther® in Peru, as well as obtaining the registration from the Brazilian health authorities (ANVISA) to market the DNA-based ID CORE® XT and XT® ID HPA blood genotyping systems. These systems are developed and manufactured by Progenika Biopharma, and opportunities have already been have identified in leading Brazilian blood banks. • Notable events in Europe included the agreements reached in Poland for exclusive use of Grifols immunohematology products and reagents in the country’s laboratories. • Tenders were also won in Tunisia and Maghreb, confirming the company’s commitment to new emerging markets. 2. - Innovation: • The challenge of the Zika virus: in 2016, the Zika virus evolved from an emergency to a public health challenge. To combat its proliferation through a diagnostic approach, Grifols and Hologic developed a screening test for detecting the virus in blood and plasma donations. In the United States, in October 2016 the FDA modified its protocol, making screening test on all donations compulsory for all of the country’s blood banks. The test developed by Grifols and Hologic is approved under an Investigational New Drug research protocol (IND) for use in areas with a high transmission risk and to meet this new requirement. In addition, at the request of the U.S. health authorities, Grifols installed 67 Panther® systems in 15 different locations in the United States and trained 100 technicians. Both initiatives demonstrate the company’s commitment to transfusion safety. At 31 December 2016, and in record time, Grifols had supplied reagents, instruments and services to all its clients in the United States to analyse more than the 85% of the country’s blood supplies. Subsequently, Grifols obtained European Conformity (CE Marking) for its Zika virus screening test. • Launch of an update for the Procleix® Tigris® system, the reference automated platform for blood banks all over the world, which allows blood donations to be analysed and screened for viruses by using NAT technology. Under the name MAX Package®, the system makes it possible to improve processing capacity. • CE Marking for various products. CE Marking was obtained for a number of products, including the VITROS® HIV Combo test, developed by Grifols and Ortho Clinical Diagnostics for early detection of the Human Immunodeficiency Virus (HIV); the Erytra Eflexis®, an automated medium-size analyser that performs a pre-transfusion compatibility analysis using DG Gel® technology; and new products in the Promonitor® range.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Launch of the new hemostasis line in Chile: this line includes the Q© Smart and Q® Next analysers, liquid reagents for routine tests, and the new liquid human thromboplastin reagent. This represents a further step in offering an appropriate combination of analysers and reagents to enable the company to grow in new markets. 3. - Leadership in capacity: • The company continues with the construction of its new plant in Emeryville (California, United States) to centralise and modernise the production of antigens used in the manufacture of immunoassay tests. • Substantial increases in production were achieved, while maintaining high levels of efficiency in all production plants. Highlights of the year include the increased sales of DG® Gel cards and MD® Multicard cards in the context of reagents, the significant increase in the production of antigens for third parties, and the progress made in the production of instrumentation and analysers developed by Grifols. 4. - Strategic agreements: • Marketing in Spain of the new Meridian Illumigene® diagnostic test, which makes it possible to detect the malaria virus. Meridian recently received the CE Marking for this test. Illumigene® is remarkable for its speed and effectiveness of diagnosis. • Aesku Diagnostic, a company specialized in instrumentation, tests and services for the early detection, diagnosis, and prognosis of autoimmune diseases, which are distributed exclusively by Grifols in the U.S. market, obtained the FDA license for its Helios automatic processor. Grifols also has the rights for the distribution of this system in Chile, the United Kingdom, Italy, Spain and Portugal. • Hospital Division: 2.4% of Grifols’ revenues Revenues of the Hospital Division in 2016 totalled Euros 98.6 million, representing an increase of +2.4% (+4.5% cc). Sales in Spain remained stable, whereas there were significant variations in the international markets. The company continues to promote the internationalisation of the division, and 29% of sales are currently generated outside Spain. There was notable growth in the United States and significant progress in Portugal. The appointment in 2016 of a new commercial president of the division and the greater internationalisation that is being pursued as the main growth strategy will contribute to a strengthening of revenues in the coming years. Intravenous Solutions remain the main driver of growth, followed by the Pharmatech line, which includes Hospital Logistics and devices for intravenous therapy (i.v. Tools) and recorded significant sales in Spain, the United States and Chile. Strengthening the penetration of Pharmatech in the U.S. market represents one of the main opportunities for further growth of the division, to which Grifols is devoting major commercial efforts. The Intravenous Solutions and Nutrition lines showed a positive trend, while Medical Devices remained stable. Various agreements were reached in the Contract Manufacturing line, and its development in the United States is one of the pillars of future growth for the division. With regard to efforts aimed at generating opportunities for growth and enhancing the commercial force of the division, the highlights include the following: 1. - Internationalisation of products and services of the Pharmatech and Intravenous Solutions lines in the United States and Latin America. • Regarding the Pharmatech line, the commercial strategy remains to strengthen the presence in Latin America through distributors specialising in this sector, as well as to maintain direct sales.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • This strategy continued with the introduction of the Kiro® Oncology system, which automates the preparation of intravenous chemotherapy medication in this market. In 2016, this system was adopted by the Ann & Robert H. Lurie Children’s Hospital in Chicago (a benchmark children’s hospital) and the Smilow Cancer Hospital in Yale-New Haven (one of only 45 centres designated as a National Cancer Institute), with training and support provided by a Grifols’ team. 2. - New products and licences: • Within the Intravenous Solutions line there were various launches of the company’s own products. These included the “ready to use” prediluted potassium solutions and the launch of sterile water for injection in vials in Europe and the United States after obtaining the relevant licences from the EMA and the FDA. In addition, the company is developing its own range of intravenous analgesics, and a highlight of 2016 was the launch of Grifols Paracetamol in Europe. • The Hospital Division also develops specific products for the Bioscience Division, demonstrating the complementarity of the activities and the vertical integration strategy pursued by the company. In this regard, 2016 saw the manufacturing start of vials of solvent for the reconstitution of freeze-dried plasma products, enabling Grifols to be self-sufficient in this compound. 3. - Contract manufacturing drive: The company is continuing with the development of a bagged and pre-diluted non-steroidal anti-inflammatory drug for the European market, for which the first registration batch has already been produced A new contract has been signed with a Canadian company for the manufacture of an anticoagulant intended for the United States. The company also continues working to obtain FDA approval and begin the marketing in the United States of its physiological saline solution (sodium chloride 0.9%) in polypropylene bags. 3. - LIQUIDITY AND CAPITAL RESOURCES The group’s main liquidity and capital requirements are intended to cover the following: operating costs; costs relating to capital investments (CAPEX), including the maintenance and construction of facilities; direct and indirect investment in R&D, including the acquisition of stakes in certain companies and research projects in fields of medicine different from the company’s core activity; and debt service. Historically, the company has met its liquidity and capital needs with own funds generated by its production activities and through external financing. In December 2016, Grifols’ cash position stood at Euros 895.0 million. The company also has undrawn credit facilities amounting to over Euros 480 million. Cash flows from operating activities: In 2016, net cash flows from operating activities totalled Euros 553.3 million. The main effects on working capital, which decreased by Euros 184.7 million, were as follows: • Increase of Euros 43.3 million in trade receivables. The average collection period remains at 37 days, in line with the 34 days level at December 2015. • Increase of Euros 173.0 million in inventory levels due to the greater strength of sales, especially of plasma proteins, and the new openings of plasma donor centres. Grifols continues to actively manage inventory levels on an anticipatory basis in order to match the planned organic growth. In this regard, inventory turnover was 281 days at 31 December 2016, compared with 261 days reported at 31 December 2015. • Trade payables rose by Euros 31.6 million due to the increase in the average payment period to 61 days.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Cash flows from investing activities: Net cash flows from investing activities in 2016 totalled Euros 506.7 million, in line with the figure of Euros 633.1 million in 2015. Notable investments include the following: • Capital investments (CAPEX) of Euros 268.3 million made during the year. These related mainly to openings of new plasma donor centres, as well as to the expansion, renovation and relocation of existing centres, and investments in production plants. • Financial investments, among which were the acquisition of 49% and a purchase option on the remaining share capital of IBBI for USD 110 million; the acquisition of 20% of Singulex for USD 50 million; and the acquisition of 32.93% in Progenika Biopharma for a total of Euros 25 million. At year end, the total stake of Grifols in Progenika reaches 89.25%. Cash flows from financing activities: The change in cash flows from financing activities was Euros 329.6 million, mainly due to the payment of dividends for Euros 216.2 million, which includes both the supplementary dividend relating to 2015 and the interim dividend distributed in December 2016. Euros 80.1 million were allocated to debt repayment. 4. - RISKS AND UNCERTAINTIES The global economy is on the road to recovery, but growth remains uneven. It is difficult to predict changes in public health systems and assess how they might affect the company’s business. The group could see its future results affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of preparation of these consolidated financial statements, Grifols has taken the measures that it considers necessary to mitigate any possible effects caused by the above-mentioned events. The group’s risk management policies are established with the aim of identifying and analysing the risks faced by the group, setting appropriate risk limits and controls, and controlling risks and compliance with those limits. The risk management policies and procedures are regularly reviewed to ensure that changes in market conditions and the group’s activities are reflected. Through its management rules and procedures, the group aims to develop an environment of strict and constructive control in which all employees understand their roles and responsibilities. The group’s Audit Committee oversees the way in which management ensures compliance with the group’s risk management policies and procedures, and checks whether the risk management policy is appropriate with respect to the risks faced by the group. This Committee is assisted by Internal Audit in its role as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures, the results of which are notified to the Audit Committee. Detailed information about the policy and management of the main risks can be found in Note 5 to the annexed consolidated annual financial statements. 5. - SUBSEQUENT EVENTS • Acquisition of a minority stake (49%) in Access Biologicals After the close of the 2016 financial year, Grifols made a financial investment of USD 51 million for 49% of the capital of the American company Access Biologicals, LLC, based in San Diego (California, United States). Founded in 2006, Access Biologicals is a leading company in the manufacture of biological products, such as specific sera and plasma reagents, which are used by biotechnology and biopharmaceutical companies for in-

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) vitro diagnosis, cell culture, and research and development in the diagnostic field. The company has integrated the entire production process. It has an FDA-licensed plasma donor centre in Indianapolis (Indiana, United States) and a manufacturing plant in Vista (California, United States). The agreement includes an option to acquire the remaining 51% of the share capital within five years. In addition, as part of the acquisition of a stake in the company, Grifols signed a supply contract with Access Biologicals to sell Grifols biological products for non-human use. Revenues from this contract will be part of the Raw Materials division that will change its name to Bio Supplies from January 2017. • Completion of the acquisition of Hologic’s NAT transfusion diagnostics unit. On 31 January 2017, the acquisition of Hologic’s share in the NAT donor screening unit became effective under the terms and conditions indicated on 14 December 2016. Detailed information about this acquisition is provided in the “Acquisitions” section. • Acquisition of six plasma centres from Kedrion On 27 December 2016, Grifols reached an agreement for the acquisition of six plasma centres from Kedplasma, LLC, for an amount of USD 47 million. Delivery of these centres has been made in February 2017. • Completion of the refinancing process to improve the current debt conditions Detailed information about the refinancing process is provided in the “Indebtedness and credit ratings” section. 6. - INVESTING ACTIVITIES: R&D, INNOVATION, CAPEX, ACQUISITIONS BROAD PORTFOLIO OF R&D+i PROJECTS Grifols’ commitment to research and development is reflected in a solid investment policy. In 2016, net investment in R&D totalled Euros 219.9 million, which represents 5.4% of total revenues for the year. Innovation is one of the fundamental pillars for the organic growth of the group. The Grifols Innovation Office aims to evaluate and accelerate the development and marketing of innovative therapies, products and services through internal and external investment. To this end, it promotes the continuous improvement of existing products and operations in order to operate more efficiently and the identification and implementation of collaborations with various actors in the field of innovation, including academics and researchers. It also manages projects and investments in research companies in which Grifols holds a stake. This integrated R&D+i strategy and long-term vision allowed Grifols, for the fourth year running, to be rated by Forbes magazine as one of the 100 most innovative companies in the world and, according to the “2016 Global Innovation 1000” report compiled annually by PwC, one of the thousand companies in the world that invest the most in R&D. The open lines of research include the following: Main projects in the Bioscience Division Alpha-1: new indications: • Pulmonary emphysema associated with alpha-1 antitrypsin deficiency (Prolastin®-C) Work continues on the phase IV clinical trial to evaluate the efficacy and safety of Prolastin®-C in patients with pulmonary emphysema caused by alpha-1 antitrypsin deficiency. In addition, an

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) authorisation trial is being conducted in Japan to evaluate the safety and pharmacokinetics of alpha-1 in patients with a deficiency of this protein. • Alpha-1 antitrypsin in liquid formulation and in type I diabetes mellitus Phase II was completed of the clinical trial to evaluate the safety and pharmacokinetics of the liquid formulation of alpha-1 antitrypsin for patients with pulmonary emphysema caused by AADT, and the licence request was filed with the FDA in the fourth quarter of 2016. Grifols expects to launch Prolastin-C® in liquid formulation for the U.S. market at the end of 2017. Work also continues on another phase II clinical trial for the use of alpha-1 antitrypsin in the treatment of type I diabetes mellitus (juvenile diabetes). Immunoglobulins: new indications and new presentations: • Subcutaneous immunoglobulin 20% Recruitment of patients continues for the phase III primary immunodeficiency clinical trials in North America and Europe. This project aims to obtain an immunoglobulin with a concentration higher than the 10% concentration that Grifols already has in its current product portfolio, for subcutaneous use. • IVIG as maintenance treatment for myasthenia gravis (MG) Recruitment of patients continued in 2016 for the two proof-of-concept studies (reduction of steroids and improvement of symptoms). Myasthenia gravis (MG) is a chronic autoimmune neuromuscular disease characterised by varying degrees of weakness of the skeletal muscles of the body. In the last quarter of 2016, Gamunex-C obtained FDA orphan drug designation for the treatment of myasthenia gravis. New indications for albumin: • Albumin in cirrhosis and in liver failure Grifols is promoting two phase III projects, one using Albutein® for the treatment of patients with decompensated cirrhosis and the other for the treatment of patients with acute chronic liver failure (ACLF). • AMBAR study (Alzheimer Management By Albumin Replacement), which combines the extraction of plasma and its replacement with Grifols albumin (plasma exchange). The intermediate results presented in 2015 showed the tolerability and safety of the treatment, thus satisfying the requirements for the patients to be able to undergo the treatment and for the study to proceed. The last patient was recruited at the end of 2016 as planned. Other proteins • Fibrin biological glue The phase III clinical trials in vascular, parenchymal and soft tissue surgery were completed in the last quarter of 2016. Grifols has presented the results to both the FDA and the EMA, as well as the licence applications for approval in the United States and Europe. The company expects to launch the product at the end of 2017. Main projects of the Diagnostic Division Grifols is a leader in transfusion diagnostics with its line of blood typing products, NAT technology and production of antigens for immunoassay reagents. The R&D projects are set to continue offering comprehensive solutions for blood and plasma donor centres. • In the blood typing line, work continued on new profiles for the range of gel technology reagents (DG-Gel® cards) for new markets, particularly the United States, as well as on the development of antigens and antibodies for unconventional blood types. Work is also being performed on the implementation of polyclonal antibodies on MDmulticard® cards. In Instrumentation, highlights included the launch of Erytra Eflexis®, a fully automated medium-capacity blood typing analyser.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • In NAT technology (Procleix® NAT Solutions), after the close of the year Grifols concluded the purchase of the share of Hologic’s business – focusing on research, development and production of reagents and instruments – that it did not previously control. This acquisition allows Grifols to complement the vertical integration by also controlling the production and R&D phases in order to continue developing new reagents. Prior to the acquisition, Grifols distributed and marketed instruments and reagents for detecting the presence of infectious agents in blood and plasma donations by nucleic acid amplification. • A notable event in the line of production of antigens for diagnostic reagents was the creation of a specific portfolio of recombinant antigens, monoclonal antibodies and immunoassays. Work is also continuing on a wide variety of proteins with immunological diagnostic potential, such as Zika and Babesia, and on the development of biosimilars for Promonitor® tests, antigens and antibodies for hemostasis and blood and plasma screening, among others. In specialty diagnostics, which includes the line of ELISA equipment developed by Progenika Biopharma, work continued on new reagents for laboratories (immunoassays). Within Progenika’s genotyping portfolio, a highlight was the CE Marking obtained for its A1AT Genotyping Test, which allows genetic diagnosis of AADT. This is a next-generation genetic test that simultaneously analyses the globally most prevalent mutations associated with the disease. Significant events in the hemostasis line included advances in the development of a new medium-capacity coagulometer (Q® Next) and a large-capacity coagulometer to complete the range, and the development of new reagents. Main projects of the Hospital Division The redefinition of the Hospital Division’s R&D projects is geared towards the development of its own initiatives related to the Intravenous Solutions and Blood Bank lines, as well as being intended to respond to specific needs related to the Bioscience Division, in line with the high degree of complementarity and synergies between the group’s different areas of activity. Notable among the product development activities of the Fluid Therapy line were the manufacture of registration batches and the start of stability tests on a bagged and prediluted non-steroidal anti-inflammatory drug, as well as the development of new physiological saline solutions. Meanwhile, within Pharmatech, progress continues on a new prototype of the Grifill® system for the preparation of intravenous mixtures. Key events in 2016 SIPPET study on the incidence of inhibitors in previously untreated patients with severe hemophilia A In May 2016, the New England Journal of Medicine published the results of the SIPPET study (Survey of Inhibitors in Plasma-Products Exposed Toddlers), which show that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than when using plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) in previously untreated patients with severe hemophilia A. The United States Medical and Scientific Advisory Council (MASAC)10 has also included plasma-derived factor VIII with von Willebrand factor (VWF/pdFVIII) as a first treatment option in previously untreated children with severe hemophilia A (PUPs). In addition, the EMA (European Medicines Agency) announced11 that it will begin a review of the different FVIII concentrates in order to assess the risk of developing inhibitors in patients who are starting treatment for hemophilia A. The expectation is that the results of this study might continue to influence the choice of products for the treatment of patients with severe hemophilia A, as sustained by the principal investigators of the SIPPET study, Flora Peyvandi and Pier Mannuccio Mannucci, of the Angelo Bianchi Bonomi Hemophilia and Thrombosis Centre in Milan (Italy). 10https://www.hemophilia.org/Researchers-Healthcare-Providers/Medical-and-Scientific-Advisory-Council-MASAC/MASACRecommendations/ MASAC-Recommendation-On-SIPPET-Survey-of-Inhibitors-in-Plasma-Product-Exposed-Toddlers 11http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Factor_VIII/human_referral_prac_000060.jsp&mid= WC0b01ac05805c516f

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Directors' Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The study was sponsored by the Angelo Bianchi Bonomi Foundation, financed by the Italian Ministry of Health, and received grants from Grifols, Kedrion and LFB.

Development in record time of a blood screening test for the Zika virus

In June 2016, the FDA authorised blood screening for the Zika virus using NAT technology developed by Grifols and Hologic, for use in the United States through the agency's study protocol for investigational new drugs (IND). In August 2016, the FDA expanded its action plan by making screening test for this pathogen compulsory on all blood donations made in the country.

Subsequently, in December 2016, Grifols obtained European Conformity (CE Marking) for its Zika virus screening test.

Results of the phase I trial for the vaccine against Alzheimer's

In July 2016, Araclon Biotech presented the results obtained in the phase I clinical trial for its active immunotherapy against Alzheimer's disease. The conclusions were considered satisfactory and support the continuation of the trial, since the researchers proved that treatment with ABvac40 has a good safety and tolerability profile. Although this blind phase I study did not evaluate the efficacy of the treatment, ABvac40 produced an immune response in more than 87% of the patients who received the active principle during the trial. The company is working on phase II of the clinical trial.

CAPITAL INVESTMENTS (CAPEX)

In 2016, Grifols allocated Euros 268.3 million to expand and improve production facilities of each of its three divisions. This amount is included in the new capital investment (CAPEX) plan announced for the period 2016-2020, to which the company expects to allocate a total of Euros 1,200 million with the aim of ensuring sustained growth for the company over the long term.

The planned breakdown of the investments covered is as follows:

- Approximately 25% of the investments will be allocated to the opening of new donation centres in the United States, as well as the expansion, renovation and relocation of existing centres. The goal is to have 225 centres in 2021. At end of the 2016, the company had 171 centres with the latest advances to streamline the donation process.

- Approximately 45% of the resources will be allocated to new production facilities of the Bioscience Division, including the construction of four plants: a plasma fractionation plant and an immunoglobulin purification plant in Clayton; an albumin purification plant in Dublin (Ireland); and an alpha-1 antitrypsin purification plant in Parets del Vallès (Barcelona, Spain). These planned investments will enable Grifols to increase its production capacity in order to continue meeting the growing demand for plasma products on a sustainable basis until 2028-2030. The breakdown of the various industrial projects is as follows:

	Project	Product	Location	Estimated starting production date
1.	Plasma fractionation plant		Clayton	2022
2.	Fraction II+III purification plant	IVIG	Clayton	2022
3.	Fraction IV purification plant	Albumin	Dublin	2020
4.	Fraction IV-1 purification plant	Alpha-1 antitrypsin	Parets del Vallès	2018

- Approximately 12% of the investments will go to production facilities of the Diagnostic Division, including the new manufacturing plant in Emeryville for producing antigens for immunoassay reagents, which will integrate the production process and generate cost savings. These funds will also be used for the new plant in Curitiba (Brazil) for the manufacture of blood extraction and storage

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) bags, as well as the new facilities in Parets del Vallès for the production of gel technology instruments and reagents. • Investments for improving and expanding the production facilities of the Hospital Division will account for approximately 3% of the total. 15% of the planned capital expenditure will be used to expand and improve commercial and corporate offices. Notable capital investments (CAPEX) in 2016 included the following: • Investments for the opening of new plasma centres in the United States: Grifols continued with the expansion, renovation, relocation and opening of new plasma donor centres. It maintains the target of increasing its network to a total of around 225 centres in 2021, and at the end of 2016 it had 171 centres. Grifols’ plasmapheresis centres in the United States have the latest advances to make donations more efficient and reinforce safety. • More capacity for protein fractionation and purification in the Bioscience Division: The main projects relate to the new IVIG purification and filling plant (Gamunex®) in Los Angeles (California, United States), with capacity for three million litres, after obtaining the FDA licence, and the construction of the new alpha-1 antitrypsin purification, dosing and sterile filling plant (Prolastin®) in the Parets del Vallès complex. • Significant progress in the construction of the Emeryville and Brazil plants in the Diagnostic Division: Most of the resources were invested in the construction of the new Emeryville plant, which will make it possible to modernise and increase antigen production. The funds were also used to complete the plant in Curitiba (Brazil) for producing blood component extraction and storage bags. Validation and commissioning works will begin during 2017. Once operational, this plant will allow Grifols to increase its production capacity and strengthen its direct commercial presence in Latin America. In line with the aim of increasing production capacity, mainly for DG Gel® cards, new production and dosing rooms were fitted out in the Parets del Vallès facilities. • More capacity for the production of Intravenous Solutions in the Hospital Division: Capital investments of the Hospital Division are in line with the growth strategy for this area of business. They are focused mainly on increasing capacity and productivity in the manufacture of intravenous solutions in order to meet the expected growth in other markets. Grifols has production facilities in Parets del Vallès and in Las Torres de Cotillas (Murcia, Spain). In the Barcelona industrial complex, the resources were used to expand the plant’s production capacity, including expansions related to contract manufacturing. In addition, a new solvents line came into operation the lyophilised plasma product needs of the Bioscience Division. Meanwhile, in the Murcia industrial complex, construction of the phase IV expansion of the new facilities for the manufacture of blood bags was completed. The first commercial batches were produced at the end of 2016, the plan is to progressively transfer production during 2017 as the relevant authorisations are obtained from the different regulatory bodies of countries where this product is intended to be marketed. Work was also completed on the last production line for intravenous solutions. The company expects the plant to be approved and commissioned in 2017, thus expanding production capacity in the Murcia site.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Corporate and commercial capital investments Corporate investments included the new offices in Germany, which allowed this subsidiary to move to a new building in Frankfurt with more than 5,400 m2; the refurbishing of the offices in the Clayton site; and resources related to the start of the activity of the logistics centre in Dublin, after obtaining the approval of the Irish health authorities. The authorisation granted by the Irish Health Products Regulatory Authority allows the company to begin importing and storing plasma and plasma fractions, as well as importing, labelling and distributing drugs manufactured in Grifols’ three plasma protein production plants. A plot of land with a surface area of 48,716 m2 was also acquired in a future industrial estate close to the Parets del Vallès site. ACQUISITIONS • Agreement for the acquisition of Hologic’s share in NAT transfusion diagnostics unit On 14 December 2016, Grifols signed an agreement to acquire Hologic’s share in the NAT (Nucleic Acid Testing) screening unit for a total of USD 1,850 million). The agreement includes activities relating to research, development and production of reagents and instruments based on NAT technology, which make it possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater safety in transfusion diagnostics. On the basis of the existing agreement with Hologic, Grifols had already been marketing the above-mentioned reagents and instruments worldwide. The assets acquired include the production plant in San Diego, development rights, patent licences and access to product manufacturers. This operation is consistent with the consolidation and growth strategy adopted for the Diagnostic Division, and allows Grifols to continue strengthening its leadership position in the transfusion medicine segment. In addition, it will have a very positive impact on cash flow generation and on the group’s margins. Grifols financed the acquisition with a loan of USD 1,700 million and existing cash in the company’s balance sheet. The transaction was made effective on 31 January 2017. • Financial investment: acquisition of a minority stake (49%) in Interstate Blood Bank Inc. (IBBI) Grifols made a financial investment of USD 100 million to acquire 49% of the capital of the U.S. company Interstate Blood Bank Inc. (IBBI). IBBI is one of the main private and independent plasma suppliers in the United States. The acquisition of this stake will enable Grifols to strengthen its existing commercial ties with this company. IBBI is one of Grifols’ external suppliers of plasma for fractionation. The agreement includes an option to acquire the remaining 51% of the share capital. • Financial investment: acquisition of a minority stake (20%) in Singulex Inc. Grifols acquired 20% of the U.S. company Singulex for USD 50 million. Singulex is a private U.S. company based in Alameda (California) that has developed and patented the innovative ultrasensitive SMC™ technology (Simple Molecular Counting), with wide applications in clinical diagnosis and the research field. Specifically, this technology makes possible to detect biomarkers for diseases that are difficult to detect by enabling the identification of various proteins used as clinical markers, with a high degree of reliability and precision. Currently, through its own laboratory, Singulex offers a service of up to 70 types of tests based on its SCM technology™. This service is aimed at improving the early detection of cardiovascular diseases and providing an assessment of the health of patients affected by these pathological disorders. In addition, this activity facilitates the introduction on to the market of new clinical diagnostic tests developed by its R&D team. The SCM™ technology also offers the possibility of developing a new generation of screening tests for blood donation samples to increase the safety of blood transfusions and the quality of plasma-derived products.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The company is also working on the development of other tests for its application in oncology, as well as on a new fully automated in-vitro diagnostic system based on its high-sensitivity technology. The agreement reached also includes exclusive worldwide licensing of the SMC™ technology developed by Singulex for use in the manufacture and marketing of immunoassays, instruments, software and other products. • Increase of the stake in Progenika Biopharma to 89.25% In 2016, Grifols exercised the option to acquire 32.93% of Progenika’s shares for a total of Euros 25 million. Following this operation, Grifols’ stake in Progenika increased to 89.25% of the share capital. The payment was made according to the same formula as in 2013: 50% in cash and 50% in Grifols non-voting shares (Class B). Progenika specialises in the design and production of genomic and proteomic tests for in vitro diagnostics, disease prognosis, response prediction and drug therapy monitoring. It is also a pioneer in the development of molecular diagnostic technologies. 7. - ACQUISITION AND DISPOSAL OF TREASURY STOCK The operations carried out with treasury stock during 2016 are described in the consolidated financial statements annexed to this report. 8. - OTHER RELEVANT INFORMATION HUMAN RESOURCES Grifols closed 2016 with a workforce of 14,877 employees, an increase of +0.9% compared with the previous year. There was a notable increase in the workforce in Spain, which closed the year up by +5.3% to 3,430. This represents an aggregate growth of +34.8% over the last five years. In ROW (Rest of World), the number of Grifols employees increased by +8.3%, while remaining stable in North America. In 2016, 77% of Grifols’ employees worked outside Spain. The average seniority of Grifols employees is 6.3 years and the average age is 38.7 years, while 55.5% of the workforce is under the age of 40. By gender, it is a well-balanced workforce (46% men and 54% women) which confirms, again another year, equal opportunities for men and women. The main lines of action in human resources are securing jobs and encouraging the professional and personal development of employees. Continuous training is one of the tools used to promote this development. It focuses both on technical and scientific aspects relating to quality and good manufacturing standards, risk prevention, safety and the environment, and on the development of business and personal skills. In 2016, various global and country-specific actions were carried out in the field of occupational health and safety. Highlights include improvements in safety management in projects in the execution phase; progress in ensuring a health and safety standard in all subsidiaries of the group, including those in the United States and Ireland, and performing corporate internal audits; and the launch of a four-year plan to assess psychosocial risks in Spain. Regarding training and professional development, the performance evaluation model common to all subsidiaries was updated; the roll-out of the leadership model was completed; the procedural model was strengthened; and there was an intensification of organisational improvement interventions in the industrial, commercial and corporate areas of the company, with the incorporation of new specific programmes for concrete situations: improvement of leadership style, remediation of difficult situations, and redesign of processes and teamwork, among others.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) As regards to technical and standards training, all the industrial centres of the Bioscience Division now have the Grifols Training Platform, following its introduction in Parets del Vallès and Clayton. In addition, there was a strengthening of training in Good Manufacturing Practices (GMP). In the compliance field, a course on “Anti-corruption policy” was launched, and prevention training was intensified. Altogether, these initiatives exceeded, once again in 2016, 500,000 hours of training with an average of 35 hours per employee. ENVIRONMENTAL MANAGEMENT In 2016, the 2014-2016 environmental programme was completed, with an 80% achievement of targets. This programme covers all industrial plants in Spain and the United States. The measures adopted in the programme will make it possible to save 4.1 million kWh of electricity and 10.2 million kWh of natural gas per year, reduce water consumption by 150,000 m3 per year, recover more than 9,000 tonnes of waste and reduce consumption of raw materials by 100 tonnes. The new environmental programme for the 2017-2019 period has already been prepared. Its main objectives are: • Reduction of electricity consumption by 8.3 million kWh over the period, in both existing and new buildings. Measures to be adopted include those relating to eco-efficiency in the fractionation and dosing buildings in the Clayton industrial complex. • Reduction of natural gas consumption by 19.7 million kWh in facilities that are already operational. The actions that will be carried out to achieve this goal include the renewal of the cogeneration engines in the Parets del Vallès industrial complex. • Reduction of water consumption by 265,000 m3. Fundamental to the achievement of this goal are the projects for the re-use of clean water for cooling towers and for the reduction of waste in the reverse osmosis systems in the Parets del Vallès, Clayton and Los Angeles industrial complexes. • Recycling of 680 tonnes in the different industrial facilities. Among the targets achieved in 2016 are the ISO 14001 certification of the Clayton plant and renewal of this certification in the Spanish facilities for the next two years. Work also continues on the process of implementing corporate procedures in the environmental field at the Emeryville plant and in the Los Angeles industrial complex, with the aim of certifying both facilities in 2018. In June the questionnaire to participate in the Carbon Disclosure Project (CDP) 2015 was submitted. The project assesses the organisation’s strategy and performance with regard to climate change. The score obtained was “Management (B)”, which indicates that Grifols is taking measures to reduce atmospheric emissions in an effective manner; that it is measuring and managing their impact; and that it is implementing a policy and strategy with specific actions that reduce the negative impacts of climate change. ADDITIONAL INFORMATION OF INTEREST – COMMITMENT TO SOCIETY Grifols corporate policies, approved by the company’s Board of Directors, relating to corporate responsibility, communication with financial markets, and compliance and good practice in tax matters can be examined on the Grifols website. In addition, the internal code of conduct for matters relating to the stock markets includes the regulatory changes relating to market abuse. Grifols also provides wide-ranging and detailed information about the actions carried out and the results achieved with regard to training, environmental matters and its commitment to research and society through its foundations, via its website http://www.grifols.com/

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 9. GRIFOLS’ STRATEGIC PILLARS In 2013, Grifols presented a new five-year strategic plan. This therefore remains in force until 2017. This roadmap aims to make the company one of the most efficient and competitive in the sector. The strategic plan is strongly focused on the main business, while the development of the Diagnostic and Hospital divisions complements the Bioscience Division and makes it possible to diversify the portfolio of products and services. Successive revisions of the strategic plan have reflected the company’s wish to strengthen the Diagnostic Division, mainly through strategic acquisitions offering high levels of complementarity and value generation. They have also stated the intention of strengthening the Raw Materials business line, which from 1 January 2017 is renamed as the Bio Supplies Division. With this decision, Grifols paves the way for the future expansion of this business line, incorporating revenues generated by the sale of biological products for nonhuman use. The 2013-2017 strategic plan is based on five pillars of growth: Optimisation of the core business This involves optimising the cost of per litre of plasma, in other words achieving a balance in the sales of all the products that are obtained from each litre of plasma in order to increase revenues and reduce the cost per product. It means increasing competitiveness by improving operating margins. Global expansion Capitalising on growth opportunities and expanding the customer base, which involves increasing the company’s presence in the countries where it currently operates through new products and services, as well as access to new countries and markets. Leadership in capacity Grifols is expert at programming investments and infrastructures to ensure that it always has sufficient industrial capacity to meet future demand for plasma-derived medicines. The main goal is to maintain leadership both in capacity and in the supply of plasma by making adequate capital investments. Acceleration of innovation • By identifying, driving and developing a portfolio of competitive R&D projects for the three divisions, thus allowing the future generation of growth by adding new products and new indications. • Innovation in quality and safety in order to continue setting the trend in the plasma industry. • Developing the company’s presence in others fields of medicine with long-term R&D projects by acquiring stakes in biotechnology companies. Diversification of the business Driving the three divisions and continuing to explore synergies aimed at the creation of comprehensive models of products and disease treatment’s services that are differentiated from the competition. In today’s global and changing economy, the companies that stand out are the most competitive ones, and in particular those that have an additional key advantage: the expertise of their human resources. Consequently, Grifols continues to develop the talent of its people through continuous training, compliance with training needs worldwide, and the strengthening of all areas of knowledge. This five-year plan has set Grifols on the road to becoming one of the most efficient and competitive companies in the sector: a leader in plasma collection, production capacity, quality and safety, with a diversified and balanced business model and a stronger geographical presence and product portfolio.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Directors’ Report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10. ANNUAL CORPORATE GOVERNANCE REPORT Grifols’ Annual Corporate Governance Report for 2015 is part of this directors’ report and is available at the website of the Comisión Nacional del Mercado de Valores (Spanish Stock Exchange regulatory body) and the website of Grifols following the date of publication of the annual consolidated financial statements. Section E of the aforementioned report includes an analysis of the company’s Risk Controls and Management Systems, and section F includes details of the Internal Control and Risk Management Systems in relation to the financial information issuing process (“SCIIF”).

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 24 February 2017, pursuant to legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2016 to 31 December 2016. The consolidated annual accounts comprise the documents that precede this certification. Victor Grifols Roura (signed) Chairman Ramón Riera Roca (signed) Board member Víctor Grifols Deu (signed) Board member Carina Szpilka Lázaro (signed) Tomás Dagà Gelabert (signed) Thomas Glanzmann (signed) Board member Board member Board member Iñigo Sánchez-Asiaín Mardone (signed) Anna Veiga Lluch (signed) Luis Isasi Fernández de Bobadilla (signed) Board member Board member Board member Steven F. Mayer (*) Belen Villalonga Morenés (signed) Marla E. Salmon (signed) Board member Board member Board member Raimon Grifols Roura (signed) Nuria Martín Barnés (signed) Board Member Secretary to the Board (*) Absent on a business trip, attended the meeting by conference call and did not express any disconformity with the documentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  February 28, 2017